1/15

04012122

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 191   FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/15/04

LONMIN PLC

ANNUAL REPORT AND ACCOUNTS 2003



LONMIN

Contents



LONMIN PLC IS THE THIRD LARGEST PRIMARY PLATINUM PRODUCER IN THE WORLD AND THE LARGEST PGM PRODUCER WITH A PRIMARY LISTING ON THE LONDON STOCK EXCHANGE.

Our Mines and Refineries are located in South Africa.
Exploration extends to North America, Australia and Southern Africa.

We are working towards the principles and aims of the South African Mineral and Petroleum Resources Development Act 28 of 2002, the Economic Empowerment Charter.

Financial highlights		
Continuing operations	**2003**	2002
Profits		
EBITDA [1]	**$344m**	$372m
Total operating profit	**$297m**	$331m
Profit before taxation	**$291m**	$332m
Earnings per share	**52.5¢**	121.5¢
Underlying earnings per share [2]	**87.2¢**	98.5¢
Dividends per share [4]	**72.0¢**	72.0¢
Cash flow		
Trading cash flow per share	**161.0¢**	118.9¢
Free cash flow per share	**48.2¢**	(4.6)¢
Balance sheet		
Equity interests	**$648m**	$675m
Net borrowings	**$197m**	$155m
Gearing [3]	**23%**	18%

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
2 Underlying earnings per share are calculated on attributable profit excluding exceptional items and exchange adjustments on tax as disclosed in note 8 to the Accounts.
3 Gearing is calculated on the equity and minority interests of the Group.
4 The Board recommends a final dividend of 42.0 cents per share payable on 16 February 2004 to shareholders on the registers on 23 January 2004.

EBITDA ($ million)


2002
372
2003
344

PBT ($ million)


2002
332
2003
291

Underlying EPS (cents)


2002
98.5
2003
87.2

Trading cash flow per share (cents)


2002
118.9
2003
161.0

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the 2002 financial statements.

Analysis of results

Profit and loss account Turnover increased by 12% to $779 million in the year ended 30 September 2003 representing a reduction of $55 million from the gold mining operations in Zimbabwe which were sold in October 2002 offset by an increase of $137 million arising from the platinum operations in South Africa. The latter arose from a higher average price realised for the basket of metals sold of 7% against that achieved last year together with a growth in sales of PGM's. Costs in US dollars were higher than in 2002 due to a combination of the strengthening in the South African rand average exchange rate of 26% during the year and higher smelting costs following the explosion of the new smelter in December 2002. The effect on the profit and loss account has, however, been mitigated by higher levels of closing stocks at 30 September 2003 as a result of increased production from the opencast operations and higher levels of finished metal and concentrate stocks. EBITDA amounted to $344 million for the year (2002 – $372 million) and profit before tax was $291 million (2002 – $332 million).

Exceptional items in the year included a profit of $24 million on the sale of Brakspruit surface and mineral rights in South Africa which were sold in March 2003 and a loss on the sale of the Zimbabwe gold mining operations of $2 million in October 2002.

The tax charge for 2003 was $183 million compared with $75 million in 2002. $85 million of exchange losses were included in the 2003 tax charge against $48 million of exchange profits in 2002. The effective tax rate, excluding all exchange effects and a tax charge on the Brakspruit exceptional item of $3 million, was 35% compared with 37% last year.

Attributable profit fell to $74 million for the 2003 year from $185 million in 2002. Earnings per share were 52.5 cents based on a weighted average number of shares outstanding of 141 million compared with 121.5 cents for 2002 based on a weighted average number of shares outstanding of 152 million. Excluding net exceptional items of $13 million, earnings per share were 43.3 cents.

Underlying earnings per share, which are based on the attributable profit for the year excluding exceptional items and exchange on tax balances, were 87.2 cents compared with 98.5 cents for 2002.

Balance sheet Equity interests were $648 million at 30 September 2003 compared with $675 million at 30 September 2002 reflecting the attributable profit of $74 million earned in the year offset by dividends declared of $42 million and $59 million for the interim and final dividends respectively. Net borrowings amounted to $197 million at 30 September 2003 compared with $155 million at 30 September 2002 and included $215.8 million of US dollar 3.75% convertible bonds due 2008 raised to refinance existing debt in London and for general corporate purposes. Gearing at 30 September 2003 amounted to 30% on equity interests and 23% on equity and minority interests (30 September 2002 – 23% on equity interests and 18% on equity and minority interests). Stock amounted to $100 million at 30 September 2003 compared with $41 million at 30 September 2002 as a result of increased finished metal and concentrate stocks.

Cash flow

The following table summarises the main components of the cash flow during the year:

		2003 $m	2002 $m
Net cash inflow from operating activities		**296**	359
Interest and finance costs		**(12)**	3
Tax		**(57)**	(181)
Trading cash flow		**227**	181
Capital expenditure	– purchases	**(161)**	(152)
	– sales	**25**	-
Minority dividends		**(23)**	(36)
Free cash flow		**68**	(7)
Financial investment, acquisitions and disposals		**10**	(78)
Shares	– issued	**-**	3
	– bought back	**-**	(128)
Capital return		**-**	(360)
Equity dividends paid		**(101)**	(109)
Cash outflow		**(23)**	(679)
Opening net (borrowings)/cash		**(155)**	523
Exchange		**(19)**	1
Closing net (borrowings)		**(197)**	(155)
Trading cash flow per share		**161.0¢**	118.9¢
Free cash flow per share		**48.2¢**	(4.6)¢

Net cash inflow from operating activities was $296 million during 2003, an 18% decrease on last year's figure of $359 million. The reduction arose from the lower profitability achieved during the year together with an increase in working capital mainly due to the higher stock levels at 30 September 2003. After interest and finance costs of $12 million and tax payments of $57 million, trading cash flow amounted to $227 million in 2003 against $181 million in 2002, with trading cash flow per share of 161.0 cents in 2003 against 118.9 cents in 2002.

Capital expenditure of $161 million was incurred during the year and sales of fixed assets represented the sale proceeds of $25 million received on the sale of Brakspruit during March 2003. After minority dividends paid of $23 million, free cash flow was $68 million and free cash flow per share was 48.2 cents (2002 – a negative 4.6 cents). Financial investment, acquisitions and disposals mainly represented the net sale proceeds received on the disposal of the Zimbabwe gold mining operations. After accounting for equity dividends paid of $101 million, the cash outflow was $23 million during 2003 and net borrowings amounted to $197 million at 30 September 2003.

Dividends The Board recommends a final dividend of 42.0 cents (2002 – 42.0 cents) making total dividends for the year of 72.0 cents (2002 – 72.0 cents). This represents a cover of 0.7 times on earnings (2002 – 1.7 times). On an underlying earnings basis, this represents a cover of 1.2 times compared with 1.4 times in 2002.

Financial risk management

The Group's functional currency remains the US dollar and the share capital of the Company is based in US dollars.

The Group does not undertake any trading activity in financial instruments.

Refinancing of Ashanti During 2002, the Company granted 12.4 million non-transferable put options to Ashanti shareholders, exercisable in three equal tranches on 28 April 2004, 28 October 2004 and 28 April 2005, all at a strike price of $3.00 per share. At 30 September 2003, there were 0.1 million of these put options outstanding.

Issue of convertible bonds On 30 September 2003 the Group raised $215.8 million of debt by issuing US dollar 3.75% convertible bonds due 2008. The majority of the proceeds from the issue were used to repay existing debt outstanding under the Lloyds $355 million bank facility in London.

Interest rate risk Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2003 represented $215.8 million of long-term fixed rate borrowings in the form of US dollar 3.75% convertible bonds due 2008, an overdraft of $44 million and an outstanding finance lease obligation of $3 million in South Africa. Cash deposits represented balances of $46 million in London and $20 million in South Africa. During October 2003, a two-year floating rate interest swap was entered into in respect of the convertible bonds with interest calculated on a six-month LIBOR in arrears basis.

Liquidity risk Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the foreseeable future. At the year end, the Group had $581 million of committed facilities in place, of which $44 million were drawn down.

In addition, in relation to the Memorandum of Understanding signed with Impala on 18 September 2003, the Company has entered into a facility letter with Lloyds TSB Bank Plc to provide funds of up to $750 million. This would replace the existing Lloyds $355 million bank facility in London. Subsequent to the year end, $205 million of the Lloyds facility was cancelled leaving a facility of $150 million in London.

Foreign currency risk Foreign currency risk arises when movements in exchange rates, particularly the US dollar against the South African rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the entire revenue stream is in US dollars. Most of the cash held in South Africa is in US dollars and is normally remitted to the UK on a quarterly basis. Short-term working capital facilities required in South Africa are drawn in US dollars or South African rand as appropriate.

Commodity price risk Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. During the year, forward sales of small proportions of the annual output of platinum and palladium were undertaken where the Board determined that it was in the Group's interest to secure a proportion of the future cash flows. This amounted to 38,755 ounces of platinum sold forward at prices ranging from $583 to $697 per ounce and 20,140 ounces of palladium sold forward at prices ranging from $148 to $234 per ounce. There were no outstanding positions at 30 September 2003.

John Robinson, Finance Director

The directors of Lonmin Plc submit their report together with the audited accounts for the year ended 30 September 2003.

Principal activities of the Group

During the year the Group continued to focus on the mining, refining and sale of platinum group metals.

Analyses of Group turnover, EBITDA (Group operating profit before interest, tax, depreciation and amortisation), total operating profit, profit before exceptional items and profit before taxation, analysing between principal activities and geographical origins, appear in note 1 to the Accounts and a list of the principal subsidiary undertakings, indicating their main activities, appear on page 63.

This directors' report should be read in conjunction with the chairman's statement, the chief executive's statement, the reviews and the summary financial statement each contained within the separately published Annual Review which together give a review of historic and likely future developments in the business of the Company and the principal trading operations of the Group.

On 18 September 2003, the Company announced that it had signed a non-binding Memorandum of Understanding (the "MoU") with Impala Platinum Holdings Limited ("Impala") relating to the latter's holding of 27.1% of the share capitals of Eastern Platinum Limited and Western Platinum Limited, the Group's principal operating companies. The MoU contemplates the parties entering into binding arrangements, the effect of which will be that 9.1% of the two operating companies' share capitals will be purchased by the Company for a net cash consideration of approximately $242 million, with the balance of 18.0% acquired by a new company jointly owned by the Company and Impala, Incwala Resources (Pty) Limited ("Incwala"), for a consideration of $531 million. The Company is committed to inject $116 million into Incwala by way of an equity contribution, and it is intended that Incwala will become controlled by Historically Disadvantaged South Africans as soon as practicable.

Ashanti Goldfields Company Limited ("Ashanti")

On 4 August 2003 the Company signed an undertaking in favour of AngloGold Limited ("AngloGold") pursuant to which the Company agreed to vote its holding of 36 million Ashanti shares (representing approximately 27.5% of that company's issued share capital) in favour of the proposed merger between AngloGold and Ashanti, which was on the basis of 26 AngloGold shares for every 100 Ashanti shares held.

Following a counter-bid from Randgold Resources Limited ("Randgold") the merger terms offered by AngloGold were subsequently improved to 29 AngloGold shares for every 100 Ashanti shares held. On 15 October 2003 the Company gave an irrevocable undertaking to AngloGold not to have any discussions with Randgold, or to accept or support any proposal from Randgold unless such proposal included a fully underwritten cash alternative and the board of Ashanti determined it to be a superior proposal to that of AngloGold.

The subsequent revision of its merger terms by Randgold did not contain such a cash alternative, and on 27 October 2003 the board of Ashanti announced that it continued to recommend a merger with AngloGold. On 28 October 2003, the Government of Ghana announced that it supported the decision of the Ashanti board and would accept the offer in respect of its own shareholding in Ashanti (amounting to approximately 16.8% of the issued share capital).

Full details of the Company's investments in Ashanti are set out in note 11 to the Accounts.

Independence Gold Mining (Pvt) Limited ("Independence")

On 28 October 2002 the Group sold the entire issued share capital of Independence, which owns gold mining assets in Zimbabwe, to Pemberton International Investments Limited for a cash sum of $15.5 million, paid in full on completion.

Accounting policies

The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles.

The Group's functional currency is the US dollar. The Group adopted the US dollar as its reporting currency with effect from 1 October 1998.

Group results

An analysis of the Group's results for the year is given in the financial review on pages 2 to 4.

Dividends

The Board recommends a net final dividend of 42.0 cents per share to be paid, subject to approval by shareholders at the annual general meeting, on Monday, 16 February 2004 to shareholders on the registers at the close of business on Friday, 23 January 2004. With the net interim dividend of 30.0 cents paid on 15 August 2003 this would make a total dividend for the year of 72.0 cents per share (2002 – 72.0 cents).

Share capital and reserves

The authorised and issued share capital of the Company at 30 September 2003 and matters relating thereto are set out in notes 21 and 22 to the Accounts.

The total share capital and reserves of the Group amounted to $648 million at 30 September 2003. This compares with $675 million at 30 September 2002.

During the year, the Company allotted 59,225 ordinary shares of $1 each, for cash, following the exercise of options granted under the Company's employee share schemes.

On 30 September 2003, the Company issued approximately $215.8 million of unsecured 3.75% Convertible Bonds, due 30 September 2008. The conversion price of these bonds will be $20.4023 (£12.3277) per share, equating to a 30% premium to the reference price on the date of issue. Full conversion of these bonds would necessitate the issue of approximately 10.58 million ordinary shares, equating to 7.5% of the current issued share capital.

Further details are given in notes 21 to 23 to the Accounts.

The Company made no purchases of its own shares during the year, and no shares were made subject to a lien or charge.

Resolutions seeking shareholders' consent to the allotment of unissued share capital, the limited dis-application of the statutory pre-emption rights, and to make market purchases of the Company's shares, will be proposed at the forthcoming annual general meeting. Further details are set out in the circular accompanying this Annual Report.

Directorate

The present Board of the Company and biographical details are set out on pages 26 and 27 of the Annual Review. All those named held office throughout the year, with the exceptions of Peter Ledger, who was appointed an executive director on 21 November 2002, Michael Hartnall, who was appointed an independent non-executive director on 8 May 2003 and Peter Harper, who retired as a non-executive director on 26 October 2002.

At the forthcoming annual general meeting Ian Farmer, Peter Godsoe and Roger Phillimore retire by rotation and Michael Hartnall retires having been appointed since the last annual general meeting. Being eligible, each offers himself for re-election. As noted in the directors' remuneration report on page 16, Mr Farmer has a service contract with the Company entitling him to 364 days' notice of termination. The other three retirees are independent non-executive directors. As such, they have no service contracts with the Company and are not entitled to any notice period.

Directors' interests

No director had at any time during the year a material interest in any contract of significance in relation to the Company's business or any interests in the Convertible Bonds issued on 30 September 2003.

The following interests of the directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests. Fuller details of the directors' interests arising under the Company's share option schemes are shown in the directors' remuneration report on page 22. All interests in the table are beneficial.

	Shares		**Share options**			
	30.09.03 and 25.11.03	1.10.02 (or later date of appointment)	**30.09.03 and 25.11.03**	**30.09.03 and 25.11.03**	1.10.02 (or later date of appointment)	1.10.02 (or later date of appointment)
				Weighted average exercise price		Weighted average exercise price
	Shares of $1 each	Shares of $1 each	**Shares of $1 each**	**Pence per share**	Shares of $1 each	Pence per share
Sir John Craven[1]	**44,953**	42,770	–	–	–	–
Ian Farmer	**2,680**	2,680	**116,018**	**847.1190**	89,018	818.3407
Peter Godsoe	**3,360**	3,360	–	–	–	–
Peter Harper[2]	–	15,597	–	–	–	–
Michael Hartnall[3]	–	–	–	–	–	–
Edward Haslam	**18,030**	18,030	**140,018**	**835.9786**	140,018	835.9786
Sam Jonah[4]	**31,696**	16,034	**31,324**	**434.1664**	46,986	414.4799
Peter Ledger[5]	**39,640**	39,640	**105,170**	**829.8136**	82,170	797.2070
Sir Alastair Morton	**1,296**	1,296	–	–	–	–
Roger Phillimore	**2,636**	2,508	–	–	–	–
John Robinson	**7,722**	7,631	**121,986**	**805.9857**	94,986	767.3234

Notes

1 Sir John Craven held 44,070 shares at 30 September 2003 but as at 25 November 2003 he held 44,953 shares as a result of the operation of the Company's DRIP.

2 Mr Harper retired as a director on 26 October 2002. There was no change in his share interests between 30 September 2002 and the date of his retirement.

3 The opening balance for Mr Hartnall relates to 8 May 2003, the date on which he was appointed a director.

4 On 1 July 2003, Dr Jonah exercised an option over 15,662 shares at a price of 375.1070p per share. The closing mid-market quote for the Company's shares on the date of exercise was 802.5p. Dr Jonah's notional pre-tax gain was therefore £66,938, although he has retained the shares issued to him on exercise of the option.

5 The opening balance for Mr Ledger relates to 21 November 2002, the date on which he was appointed a director. His share interests include 39,640 shares held by him in The Lonmin Plc Employee Share Trust, as part of the operation of the Lonmin Plc Share Plan. Subject to Mr Ledger remaining in the employment of the Group, 40% and 60% of these will pass into his ultimate ownership on 1 January 2005 and 1 January 2007 respectively. The trust holds an additional 306,360 shares for other key managers of Lonmin Platinum, and Mr Ledger has a non-beneficial interest in those shares.

6 Save as disclosed, there were no changes to the date of this report.

7 On 30 September 2003 options were granted to Mr Farmer, Mr Ledger and Mr Robinson over 27,000, 23,000 and 27,000 shares respectively at an exercise price of 942p per share. These options are included in the table.

The closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 933p on 30 September 2003, and the price ranged between 661.5p and 999.5p during the financial year.

Substantial shareholdings

As at 25 November 2003 the Company had been notified of the following interests in three per cent or more of the Company's issued ordinary share capital:

	Number of Lonmin Plc shares	Percentage of the Company's issued share capital
Prudential Plc, and certain subsidiary companies ("Prudential")	17,177,999	12.18
Aegon Asset Management UK and certain subsidiary companies ("Aegon")	5,827,062	4.13
Zurich Financial Services and certain subsidiary companies ("Zurich")	5,645,872	4.00
Aviva Plc (and its subsidiary Morley Fund Management)	4,515,544	3.20
FMR Corp and Fidelity International Limited and certain of their direct and indirect subsidiaries ("Fidelity")	4,479,620	3.18
Legal and General Investment Management Limited ("Legal & General")	4,385,355	3.10

Notes

The interests of Aegon and Legal & General are held as fund managers on a discretionary basis for undisclosed principals. Of the interests of Aegon, interests in 4,389,275 shares have been notified pursuant to the requirements of Section 198 of the Companies Act 1985 ("the Act").

The interests of Prudential consist of both beneficial holdings and those managed on a discretionary basis for undisclosed principals. Interests in 5,943,997 shares have been notified pursuant to the requirements of Section 198 of the Act.

The interests of Fidelity arise in the context of passive investment activities only by the various investment accounts managed by Fidelity on a discretionary basis. Fidelity is a non-beneficial holder.

The interests of Zurich and its Group are held either as a beneficial owner or as a fund manager on a discretionary basis for undisclosed principals.

Charitable and political donations

No political donations were made during the year. Charitable donations made by the Group during the year in the United Kingdom amounted to £3,112 ($4,943) (2002 – £62,105 ($91,546)). The Group also made contributions to social welfare causes in South Africa during the year amounting to R21.1 million ($2.7 million) (2002 – R29.9 million ($2.8 million)). In addition the Company has granted, for a nominal service charge, a licence to the African Medical and Research Foundation United Kingdom (AMREF UK), a registered charity, to occupy temporarily spare offices at the Company's premises in London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health across the Continent. The organisation tests new ideas through operations research, trains disadvantaged communities through capacity building and advocates for policy change at an international level. This has significant impact on health burdens such as HIV/AIDS which is a major concern to the Lonmin Group. Roger Phillimore is a non-executive member of the Council of Management of AMREF UK.

Research and development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given in the review of operations on pages 8 to 11 of the Annual Review.

Policy on the payment of creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by the Better Payment Practice Group. The Company has a consistent policy and practice of paying its bills in accordance with contracts by settling the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' terms of payment or by ensuring that suppliers are made aware of alternative terms of payment, and then abiding by the terms of payment. Trade creditors of the Company at 30 September 2003 represented 12.41 days (2002 – 4.54 days) of annual purchases.

Pension schemes

There are two pension schemes of Lonmin Group companies in the United Kingdom – the Lonmin Superannuation Scheme and The Scottish and Universal Investments Limited Group Pension and Life Assurance Scheme. Each Scheme has independent investment managers. From time to time the investment managers will hold on behalf of each Scheme small investments in Lonmin shares.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming annual general meeting.

Annual General Meeting

The 2004 Annual General Meeting will be held at 11.00 am on Thursday, 5 February 2004 at The Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX. A separate circular containing the Notice of Meeting, together with an explanation of the items of special business, is enclosed with this Annual Report.

Directors' responsibilities

A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section on pages 10 to 13.

By order of the Board
Rob Bellhouse
Company Secretary

25 November 2003

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

Registered in England
Number 103002

The Combined Code In June 1998 the Committee on Corporate Governance published their final report which comprised two parts:

- a statement of the Principles of Good Governance, and
- a code of best practice, commonly known as the Combined Code.

The Company complies, and has during the year to 30 September 2003 complied, with all the provisions affecting companies (known as section 1) of the Combined Code.

The purpose of this report is to explain how the Company has applied the principles of good governance so far as these relate to listed companies. These cover four subject areas:

- directors;
- directors' remuneration;
- relations with shareholders; and
- accountability and audit.

With the exception of the principles relating to directors' remuneration (which are covered fully in the directors' remuneration report) the Board has applied the principles as follows:

Directors The Company is led and controlled by the Board of directors which currently has ten members, an independent non-executive chairman, four executive directors and five non-executive directors, four of whom the Board judges to be independent. The Board meets regularly, normally on eight occasions during the year and more frequently if necessary, including two meetings in South Africa. It has a formal schedule of matters reserved for its decision, and receives regular and timely information in a form and of a quality to enable it to discharge its duties. All directors are encouraged to make further enquiries as they feel appropriate. In addition certain directors are also directors of the principal operating subsidiaries. The Board retains full responsibility for the direction and control of the Company and no strategic powers were delegated to any committee in the year under review. All directors have access to the services of the company secretary, who is responsible for ensuring compliance with Board procedure and applicable laws and regulation. Any question of the removal of the company secretary would be a Board decision. There is a procedure in place for directors to take independent professional advice, if necessary, at the Company's expense. All directors are entitled to receive training, either on first appointment or subsequently as necessary.

The roles of chairman and chief executive are clearly separated. All directors have equal responsibilities as Board members and bring an independent judgement to bear on key issues and standards of conduct, but the Board has been structured with the executive directors having responsibility for running the Company's business and the non-executive directors bringing expertise and experience from other fields. This results in a balanced Board, with no one individual or group of individuals being able to dominate the Board's decision taking. In addition, concerns can be conveyed to Sir Alastair Morton, who is designated as the Senior Independent Director, in addition to bringing these to the attention of the chairman. Using the definition of independence contained in the new version of the Combined Code, the Board judges all of the non-executive directors to be independent, with the exception of Sam Jonah. Under the terms of the definition, Dr Jonah is not "independent" due to his previous executive career with the Group. However, the Board believes that independence is a state of mind and as such is not suited to a precise, objective test, and believes that Dr Jonah demonstrates independence of judgement.

All directors submit themselves to shareholders for re-election after first appointment and then at least every three years.

To ensure a formal and transparent procedure for the appointment of new directors to the Board, a Nomination Committee has been empowered, currently comprising Roger Phillimore (chairman) and Peter Godsoe, both of whom are independent directors. Its function is to review on an ongoing basis and at least annually the membership of the Board and recommend to the Board any proposed changes, be they executive or non-executive.

Relations with shareholders The principles encourage a dialogue with institutional shareholders based on the mutual understanding of objectives. The directors have regular dialogue with institutional shareholders, where they believe this to be in the interests of shareholders generally.

The principles also encourage boards to use the Annual General Meeting to communicate with private investors and to encourage their participation, as well as offering some detailed guidance on procedure in connection with AGMs. The Board has followed these particular principles for many years. The Company also has a website (www.lonmin.com) containing up-to-date information on the Group's activities and investor relations materials.

Accountability and audit *Directors' responsibilities* Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Directors' approach The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review, interim report and other published documents and reports to regulators.

In 1993 the Board established an audit committee which during the year comprised Sir Alastair Morton (chairman), Michael Hartnall (from his date of appointment) and Roger Phillimore, all of whom are independent non-executive directors. Sir John Craven was also a member of the committee until the date of Mr Hartnall's appointment. From 1 October 2003, Mr Hartnall has chaired the committee, which meets at least four times a year, including two meetings in South Africa. The executive directors and the external and internal auditors are invited to attend as appropriate. The committee has written terms of reference, which are regularly reviewed and approved by the Board, and its principal objectives are:

- to review the Group's accounting policies;
- to review the annual and half-year financial statements prior to their submission to the Board;
- to receive reports from the internal auditors on internal controls and to review with management and the external auditors the effectiveness of all such internal controls;
- to review the scope and results of the external audit, assess the cost effectiveness of the audit and the independence and objectivity of the auditors, including their relationship with management;
- to ensure compliance by the Group with legal and regulatory requirements, including matters affecting good corporate governance; and
- to receive reports from the risk committee on the effective management of the major risks to which the business is exposed.

The audit committee met five times formally during the year and there were a number of informal contacts between members and the finance director.

Going concern The directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

Internal control and risk management The Company has complied with the Combined Code provisions on internal control. The Board has overall responsibility for the Company's system of internal control whilst management is responsible for implementing Board policies on risk and control. Any system of internal control can only be designed to manage, rather than eliminate the risk of failure to achieve the business objectives, and cannot provide absolute assurance against material misstatement or loss. There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Company has an internal audit function which, to maintain independence and accountability, is outsourced to an external provider. During the year, the Company decided to transfer this work from its external auditors, KPMG, to Ernst & Young, who hold no other role with the Company. The audit committee supervised the selection and terms of reference of the new internal auditors.

The audit committee reviewed with the internal auditors and management the development of the Company's management of risk, operational, financial and other, associated with its activities as a major mining enterprise in South Africa. The risk committee, chaired by the chief executive, reports to the audit committee, whose chairman attends its meetings.

The component parts of the Company's approach to managing risk, which is regularly reviewed by the Board, include the following:

- Executive management is responsible for identifying the key risks facing each business. Lonplats and the Group produce a risk register identifying their key risks, the probability of those risks occurring, the anticipated impact and the mitigation measures in place. The risk registers are incorporated into Combined Assurance Plans, which allocate responsibility for managing risk to different layers of management.
- The Lonplats safety, health and environment (SHE) committee meets quarterly to review operational risk and identify ways and means of better managing risk in our business.
- The risk committee receives regular monitoring reports and meets three times a year to discuss performance in managing the key risks, whether there has been any change in these exposures and reviews the role that insurance can play in helping to mitigate the Group's risks. The chairman of the audit committee attends meetings of the risk committee and provides a full assessment of its work to the audit committee. Copies of its minutes are also circulated to the audit committee members.

The audit committee has specific responsibilities for:

- reviewing the external and internal audit work plans;
- considering reports from management and the internal and external auditors on the systems of internal control and any material control weaknesses identified;
- discussing with management the actions taken on any issues identified in these reports; and
- reviewing the effectiveness of the risk management process and identifying any significant issues which need to be referred to the Board for consideration.

The chairman of the audit committee reports the outcome of its meetings to the Board, which also receives the minutes of all audit committee meetings.

The Board, through reports from the audit committee, then reviews the following:

- the outcome of letters of assurance which are completed by management confirming compliance throughout the year with the Group's policies, procedures, risk management processes and other matters;
- reports on risk and internal control from management, the internal and external auditors, and the Combined Assurance Plans, including schedules of significant risks; and
- reports on how the risks have changed over the year under review and any issues arising.

The Board is also responsible for reviewing the effectiveness of the system of internal control, including financial, operational and compliance controls and risk management, and has undertaken such a review as part of the process of compiling this report.

Social, environmental and ethical (SEE) risks The Group is committed to high ethical standards so that business can be conducted honestly, fairly and legally. To this end the risk committee and the Lonplats SHE committee regularly considers the significance of SEE matters to the business of the Group, and receive information within the overall risk review process to enable them to make this assessment. Their aim is to identify and assess the significant risks to the Group's short and long term value arising from SEE causes, as well as the opportunities to enhance value that may arise from addressing these issues. SEE risks are therefore managed no differently from any other risks using the Group's standard policies and procedures for managing all risks on an ongoing basis. The corporate accountability statement within the Annual Review contains further information on the subject.

Future corporate governance In July 2003 the Financial Reporting Council published a revised version of the Combined Code, which will apply to accounting periods of companies commencing on or after 1 November 2003. Whilst the new regulation would therefore strictly only apply to the Company's financial year commencing on 1 October 2004, the Board believes it to be advantageous to give due consideration to the new Combined Code at an early date. The directors are presently assessing how best to give effect to the recommendations contained in the new Combined Code.

The report below has been prepared by the remuneration committee and approved by the Board. The Company's auditors, KPMG Audit Plc, have audited all the tables of data and related footnotes in this report, and any other items stipulated, by law, for their review.

The Remuneration Committee

The remuneration committee was established in November 1993, and its terms of reference were most recently revised in November 2002. Its principal functions are:

- to make recommendations to the Board on the Company's framework of executive remuneration;
- to determine individual remuneration packages within that framework for the executive directors and senior employees;
- to oversee the administration of the Company's share option schemes; and
- to review directors' expenses,

all of which it carries out on behalf of the Board.

The committee comprises Roger Phillimore (chairman), Peter Godsoe, Michael Hartnall and Sir Alastair Morton. All of its members are independent non-executive directors, who have no financial interest (other than as shareholders) in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group. Given their diverse backgrounds and experience, these four independent non-executive directors are able to offer a balanced view on executive remuneration issues. The committee met six times during the year, and has met on a further two occasions between the year end and the date of this report.

During the year, the committee was advised by Monks Partnership, an independent firm of remuneration consultants who were appointed by the committee and report exclusively to the committee. Monks Partnership had no other involvement with the Company or Group during the year, save for the provision of advice on the level of the non-executive directors' fees to the Company. PricewaterhouseCoopers, which owns Monks Partnership, provided minor consultancy services relating to employment taxation to the Company during the year. The committee was assisted in its work by the company secretary, who also acts as secretary to the committee, and received recommendations from the chief executive in relation to remuneration of executive directors and senior managers.

The Combined Code

The June 1998 version of the Combined Code (referred to on page 10) contains various requirements relating to directors' remuneration, which have been applied as noted in this report. The Company complies and has throughout the year complied with all of the Code's principles and provisions. Importantly, no director ever plays any part in setting the level of his own remuneration.

The committee has noted the suggestions for best practice concerning remuneration contained in the revised Combined Code published in July 2003 by the Financial Reporting Council and is pleased to confirm that the Company is fully compliant.

Current remuneration policy and practice

Non-Executive Directors The fees of the non-executive directors are determined by the Board, with the benefit of professional advice. When deciding an appropriate level of fee for each non-executive director, the Board considers the responsibility and time commitment required of each individual, taking into account the number of meetings each attends, the time required for reading Board and other papers, their membership or chairmanship of Board committees or (in the case of Sir John Craven) chairmanship of the Board, and the significant overseas travel required of all non-executive directors by the Company.

During the year the fees of the non-executive directors were reviewed by the Board with the benefit of professional advice, provided by Monks Partnership. The non-executive directors did not play any part in these deliberations. The catalyst for the review was the increased, and increasing, responsibilities imposed on non-executive directors by the needs of good corporate governance, the Company's need to ensure that it can continue to attract and retain individuals of the highest calibre and the demands made on our non-executive directors resulting from the extent of strategic repositioning. The conclusion of the review was that fee levels were no longer adequate in current and foreseen circumstances and accordingly an adjustment was made, as reflected in the table of remuneration in this report.

Executive Directors The remuneration committee's objective is to provide the Company with a remuneration framework enabling it to attract, retain and motivate executive directors of the required quality, but without paying more than is necessary for this purpose. In setting the remuneration of individuals within this framework, the committee seeks to give the executive directors every encouragement to enhance the Company's performance whilst ensuring that they are fairly, but responsibly, rewarded for their individual contributions. The committee also monitors the elements and amounts of remuneration paid by comparable companies and takes account of relative performance.

Based on advice received from its consultants, the committee believes that the overall values of the remuneration packages of the executive directors are broadly comparable to those awarded by peer group companies. However, the analysis produced for the committee demonstrates that, relative to comparable companies, the current pay structures provide insufficient incentives by way of performance-related remuneration. The committee firmly believes that for the executive directors to succeed in delivering value to shareholders over the long term, they need to be given a more material and clearly identifiable incentive element within their individual remuneration packages.

As a first step towards this more performance-related remuneration strategy, the committee introduced the opportunity for all executive directors, and selected senior managers, to earn an annual cash bonus during the year. Further details of this scheme are set out in this report. The annual general meeting of the Company in 2004 will be asked to approve a new incentive plan in which the executive directors will be eligible to participate. Further details of these proposals are set out in the circular containing the notice of annual general meeting circulated with this annual report. The committee believes that participation in this plan and the annual cash bonus scheme should create a more meaningful performance-related element in each director's overall remuneration, and therefore enhance the focus on the creation of shareholder value over the longer term.

The committee is alert to the danger of paying more than is necessary, and intends to closely monitor both basic pay and total remuneration for executive directors and senior managers in the light of individual and corporate performance, to ensure that the Company's reward structures remain appropriate.

The basic components comprising the remuneration package of each executive director in the year under review were basic pay, benefits in kind, an annual cash bonus, participation in the Company's share schemes and membership of an occupational pension scheme.

Service contracts

The service contracts of Edward Haslam, Ian Farmer and John Robinson for part of the year provided for periods of notice of more than one year. These notice periods reduced on a month for month basis between 1 October 2002 (at which time the required notice was fifteen months) and 31 December 2002 (when the notice period was reduced to 364 days). All executive directors now have notice periods of 364 days.

The remuneration committee would be responsible for settling any payment to be made if a director's employment ended, and would have full regard to the provisions of the Combined Code and other components of best practice in this area. In particular, no director is contractually entitled to a payment in lieu of notice and the committee would have regard to the individual's legal duty to mitigate their loss when settling any compensation due following termination of employment.

Edward Haslam holds a contract with the Company dated 18 October 2002. This is a rolling contract terminable (other than for gross misconduct and certain other circumstances which may result in summary dismissal) on 364 days' prior written notice by either the Company or the individual. In the event of termination, the Company is entitled to impose a period of 'gardening leave' of up to six months, if it so chooses.

Ian Farmer holds a contract with the Company dated 15 October 2001, and John Robinson holds a contract with the Company dated 1 April 1999 most recently amended by a variation dated 15 October 2001, both of which are in virtually identical form to that of Mr Haslam.

Peter Ledger is based in South Africa and has a contract with the Group dated 6 October 1988, most recently amended by a variation dated 25 November 2002. He is employed on a rolling contract terminable on 364 days' prior written notice by either the Company or the individual.

The non-executive directors are each appointed for a fixed period of three years, subject to the provisions of the Company's articles of association for retirement by rotation and for earlier cessation for any other reason. No compensation would be payable to non-executive directors for loss of office, save for any arrears of fees.

Non-Group Directorships Sam Jonah is the chief executive of Ashanti Goldfields Company Limited and has, and during the year has had, no executive role with Lonmin Plc. He was, until 28 February 2003, an employee of the Company and up to this date Lonmin provided his remuneration and other benefits, with Ashanti reimbursing the Company in full. From 1 March 2003 onwards, Ashanti has paid Dr Jonah directly, although he has continued to serve as a non-executive director of Lonmin Plc. Dr Jonah is also a director of several non-Group companies and organisations.

No executive director holds any executive directorship or appointment outside the Group. It is both the Company's policy, and generally a requirement of the individual's contract of employment, that no executive director may take up such an appointment without the approval of the Board.

The Board believes that in the right circumstances the holding of non-executive directorships and similar appointments by executive directors can be useful and appropriate if they help those involved gain additional skills and experience, or promote the interests of the Group. Whilst it would be considered on a case-by-case basis, any individual holding such a role outside the Group would generally be permitted to retain any fees or other payments relating to that appointment.

Mr Haslam is a non-executive director of Ashanti Goldfields Company Limited and of Furuya Metals Co Limited, Tokyo. Mr Farmer is a non-executive director of the International Platinum Association. Neither retains any remuneration in respect of their services to these companies.

Performance graphs

The primary role of the directors is to deliver value to shareholders, and it is against this backdrop that their remuneration must be assessed. The following graphs show the value, at 30 September 2003, of £100 invested in Lonmin's shares five years previously, compared with the current value of the same amount invested at the same date in the FTSE All Share index and the FTSE Mining Sector. The Company is a constituent of both these indices, and the Board believes that these comparisons most fairly illustrate the Company's performance in delivering value to shareholders relative to both the market as a whole and its peers.


Lonmin TSR
FTSE All Share Index
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03


Lonmin TSR
FTSE Mining Sector
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03

Source: Cazenove

Directors' remuneration

For the year ended 30 September 2003 the directors were remunerated as follows:

Director	Salary and fees £	Bonus £	Benefits in kind[1] £	Total for year to 30.9.03 £	Total for year to 30.9.02 £
Executive directors					
Edward Haslam	451,170	186,018	51,878	689,066	472,029
Ian Farmer	248,745	85,568	36,785	371,098	277,194
Peter Ledger[2]	200,002	71,730	26,465	298,197	-
John Robinson	281,190	96,729	23,057	400,976	295,054
Non-executive directors					
Sir John Craven	204,529	-	-	204,529	120,000
Peter Godsoe[3]	60,000	-	-	60,000	41,984
Peter Harper[4]	6,212	-	-	6,212	50,000
Michael Hartnall[5]	24,760	-	-	24,760	-
Sam Jonah[6]	50,000	-	-	50,000	50,000
Sir Alastair Morton	80,000	-	-	80,000	45,000
Roger Phillimore	107,442	-	-	107,442	60,000

Notes

1 Benefits in kind for the executive directors comprised the provision of a fully-expensed car, the provision of annual health checks and private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance. Mr Haslam also benefits from life assurance in excess of the Inland Revenue earnings cap, the cost of which is taxable as a benefit in kind and which is included in the table above.

2 Mr Ledger was appointed a director on 21 November 2002 and his remuneration disclosed above relates to the period of approximately ten months from then until the year-end.

3 Mr Godsoe was appointed a director on 29 November 2001. The comparator figure for the year to 30 September 2002 therefore relates to a period of approximately ten months.

4 Mr Harper retired on 26 October 2002.

5 Mr Hartnall was appointed a director on 8 May 2003 and his remuneration disclosed above relates to the period of approximately five months from then until the year-end.

6 The figures set out above for Dr Jonah are for the entire year under review and relate solely to his remuneration as a director of the Company which, as explained above, was in a non-executive capacity.

7 No director received any expense allowances or any compensation for loss of office during the year.

8 Although the Group's functional currency is US dollars, these figures are stated in sterling as the directors' emoluments are predominantly paid in this currency.

9 The data in this table has been audited by KPMG Audit Plc.

Annual cash bonuses

As part of its initiative to increase the proportion of performance-related incentive pay, during the year, the remuneration committee introduced an annual cash bonus scheme for the executive directors and key senior executives of the Company and Lonplats. The scheme enables the directors to earn a bonus of up to 40% of their basic pay (50% in the case of the chief executive) if the targets set within the scheme are met.

The committee examined different methods of evaluating corporate performance. The Company's financial results are heavily affected by the commodity pricing of the metals we mine, refine and sell, and by the exchange rate of the currency in which our costs are incurred (the South African rand) against the US dollar. The combined effect of these two variables, over which the Company has no control, is that our profit and earnings per share figures are extremely volatile, and not predictable. For this reason, the committee concluded that it did not have a profit measure available to it that was sufficiently robust or capable of forward projection. Since the purpose of the annual bonus plan is to drive superior management performance over the short term, it was decided to base the plan on those key measures that are capable of responding to management influence.

The bonus comprises two elements being:

- the operational element – equally weighted between platinum production (measured in troy ounces), production cost control in local currency terms (in terms of annual percentage increase) and mine safety performance (measured as a rate relative to millions of man hours worked), with stretching targets needing to be achieved before payment can result; and
- the strategic element – an assessment of the progress made in achieving the corporate developments needed to help ensure that we deliver value to shareholders over the long-term. Whilst this element is inherently more subjective, the committee's objective in creating this bonus element was to reward material progress in addressing the immediate strategic imperatives facing the Company. For the year under review these were primarily the need to address Black Economic Empowerment in South Africa, to continue our strong track record of protecting the environment and development of the Company's future strategy.

The weighting between the two elements is 65/35 for the executive directors and 80/20 for senior managers, due to their lower involvement in strategic direction. The committee believes that a scheme of this type helps to provide an appropriate degree of performance-related pay within the executive's overall remuneration, so creating a meaningful incentive to out-perform.

Pensions

Defined benefit arrangements Edward Haslam, Ian Farmer and John Robinson are members of the Lonmin Superannuation Scheme, an Inland Revenue approved UK contributory final salary scheme established as a trust independent of the Company which provides benefits for all UK employees of Lonmin Plc. The scheme is fully funded and normal retirement age for all members in service at or after 1 April 1998 is 60; members in service prior to that date can opt to retire at 65. The trust deed requires active members to make contributions to the scheme from salary and the Company to contribute in line with the recommendations of the scheme actuary, at the trustees' request. The Company has on the actuary's advice contributed to the scheme during the year.

The scheme is designed to enable all members to obtain a good standard of benefit from secure and well managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The scheme is contracted-out of the State arrangements and is fully compliant with all relevant legislation and regulatory requirements. Independent advice is sought by the Company and trustees when administering the Scheme and managing the assets. The trustees meet quarterly to review and manage all aspects of the scheme.

Commutation of pension is permitted at retirement, so enabling members to exchange part of their pension for a tax-free lump sum, subject to Inland Revenue limits.

In the event of death whilst in service a capital sum equal to four times salary is payable by the trustees together with a pension to a qualifying spouse or dependant of two-thirds of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training, an allowance would also be payable to them.

In the event of death after leaving service but prior to retirement, a pension would be payable to a qualifying spouse or dependant.

In the case of death after retirement, a spouse's pension of two-thirds of the member's pre-commutation pension would be payable, revalued up to the date of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

In line with the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are (once in payment) increased each year by the lower of five per cent and the increase in UK retail price inflation (RPI). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

The Inland Revenue earnings cap restricts both pension and life assurance benefits for higher paid employees who became members of their scheme on or after 1 June 1989. It therefore does not apply to Ian Farmer and John Robinson, each being members before that date. It does apply to Edward Haslam and as a consequence he benefits from an unfunded retirement benefit scheme operating on a defined benefits basis, which is included in the data disclosed below.

Prior to joining the UK scheme on 12 November 1999, Mr Haslam was a member of The Lonmin Superannuation Scheme (Overseas). This plan was established in Jersey to provide benefits broadly similar to those under the UK scheme for those directors and senior executives of the Group employed overseas. Mr Haslam retains accrued benefits in this scheme as a deferred member, which are included in the numerical disclosures.

Further details of the executive directors' defined pension benefits are:

Director	Additional pension earned in the year [1]	Accrued pension at 30.9.03 [2]	Transfer value of accrued pension at 30.9.02 [3]	Transfer value of accrued pension at 30.9.03	Increase in transfer value [4]	Increase in transfer value net of employee's contributions [5]	Increase in transfer value net of inflation and employee's contributions [6]
	£	£	£	£	£	£	£
Edward Haslam	11,739	140,659	2,304,030	2,656,690	352,660	347,755	284,187
Ian Farmer	6,734	78,740	537,450	644,050	106,600	94,359	79,531
John Robinson	8,769	128,567	1,311,720	1,529,450	217,730	203,867	167,676

Notes

1 This additional pension earned in the year is stated without allowance for UK retail price inflation of 2.8% year-on-year. There were no changes to the basis on which benefits accrued during the year.

2 The pension entitlement shown above is that which would be paid annually on retirement at age 60, but based on service to 30 September 2003. The normal retirement dates for the three directors are 17 April 2004 (Edward Haslam), 25 March 2022 (Ian Farmer) and 4 August 2014 (John Robinson).

3 The Institute and Faculty of Actuaries introduced a new basis of calculating transfer values during the year, and the prior year figures above have been restated to take account of this change so that they are directly comparable between years.

4 The increase in transfer value represents the additional capital amount necessary to fund the increase in the accrued pension that the director would be entitled to take with him as part of the total transfer value, were he to leave the Company and move his benefits to another scheme. The figure therefore reflects prevailing market conditions at the date on which it is evaluated. For clarity, the transfer value is not a sum due to the director.

5 This adjusts the increase in transfer value to reflect the fact that the director has shared in the funding of the increased pension provision by contributing 5% of his basic pay to the scheme.

6 This adjusts further the increase in transfer value to reflect UK retail price inflation of 2.8%.

7 The data in this table has been audited by KPMG Audit Plc.

The pension entitlements shown in the table exclude any benefits that might be attributable to additional voluntary contributions.

Defined contribution arrangements Sam Jonah has a personal pension arrangement. This is a non-contributory arrangement funded until 28 February 2003 by the Company and fully reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited. Since that date, Ashanti has been responsible for Dr Jonah's pension provision. No figures are therefore given for Dr Jonah.

Peter Ledger is a member of the Sentinel Mining Industry Retirement Fund, an industry-wide defined contribution plan established in South Africa. Members contribute 7.5 per cent. of their salaries and their employer contributes a total of 20.52 per cent. which the fund uses to provide retirement, disability and death benefits. For the year ended 30 September 2003, these employer contributions amounted to £26,979 (R341,145 ($43,293)). This data has been audited by KPMG Audit Plc.

Pensions generally

No element of any director's remuneration other than basic salary is pensionable.

Except as disclosed above, the Company has given no undertakings to arrange or bear the cost of any other pension benefits for any director. No former director enjoys pension benefits in excess of those provided, in accordance with the provisions of the trust deeds and rules, to all members of the relevant scheme.

Share schemes

Executive share option schemes Eligibility to participate in these schemes is not subject to a performance criterion, and the executive directors are therefore able to receive a grant of options, save that anyone in the final year of employment before retirement cannot be granted an option. On this basis, options were granted to three executive directors during the year, as shown in the table of share options.

The purpose of the scheme is to provide directors and employees with an incentive to deliver value to shareholders and, by exercising their option, to benefit directly from their contribution to furthering the interests of the Group. Since 1994, this has been achieved by making the exercise of options by all participants subject to stretching but realistic performance conditions relating to the delivery of value to shareholders, which must be met before the option can be exercised. Details of these for the Company's various executive share option schemes are as follows:

Options granted before 1994 – in common with virtually all plans in force at that time, and in full accord with best practice then in force, exercise was not subject to attainment of a performance condition.

Options granted in or after 1994 but before 1998 – exercise was subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders was greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during 2000 and the options granted during this period became exercisable.

Options granted in or after 1998 but before 2002 – exercise was subject to attainment of a similar performance condition. However, to relate the condition specifically to the industry in which we operate this required that the total return to shareholders over a consecutive three-year period must be greater than the total return on the Mining Sector of the FTSE Actuaries Share Indices. The conditions attaching to the options granted in 1998, 1999 and 2000 were attained in 2001, 2002 and October 2003 respectively and these options became exercisable.

Options granted in or after 2002 – whilst exercise remains subject to achievement of total shareholder return (TSR) greater than that on the Mining Sector of the FTSE Actuaries Share Indices, this must be achieved in one of the periods of three, four, five or six years following the date of grant, in each case relative to a fixed base year. Further information on the performance condition is given in note 22 to the Accounts.

The Company routinely assesses whether these performance conditions have been met by reference to both published data, and information supplied by its advisers.

Share plan

In addition, the Board is mindful of the limited availability of proven and experienced managers in South Africa and the consequent need to provide existing management with meaningful incentive packages, making them more likely to remain in our employment.

The Company therefore established an independent trust which has purchased shares of the Company in the market, funded by a loan from the Company of £3.8 million ($5.4 million). The trust currently holds 346,000 ordinary shares of US$1 each, which are held for issue to selected key managers of Lonplats (but not the Company) over a five-year period, under the rules of the Lonmin Plc Share Plan. This is designed as an employee retention scheme, although there is an inherent incentive element since participants will benefit from any increase in the Lonmin share price. For administrative and other reasons the trust has not allocated shares outright to participants, but has granted options over 339,240 shares at a price of £0.01 per share. Peter Ledger was granted and exercised options under the plan prior to his appointment as a director and the resulting shares are included in the table of shareholdings on page 7. No other directors participate in this arrangement.

Sharesave

The Company offers an Inland Revenue approved savings-related share option scheme to all UK-remunerated employees, including certain of the executive directors. Under this scheme, the participant enters into a savings contract and in return is granted an option over the Company's shares to be funded by the balance on their savings account at the end of the contractual savings period. The option price may, at the Board's discretion, be at a discount of up to 20% to the prevailing mid-market price at the time of granting. The Company has historically granted all such options with a 20% discount.

Share schemes generally

Except under the savings-related share option schemes and the Lonmin Plc Share Plan, no options have been granted that have an exercise price at a discount to the market price at the time the exercise price was set. No options have been granted to non-executive directors, although Dr Jonah retains the right to exercise the options granted to him during his period of executive service. Directors are strongly encouraged to hold the shares issued to them upon the exercise of options.

The options held by directors over ordinary shares of the company are set out in the table below:

		Shares under option					Options exercised				
1.10.02 or later date of appointment Shares of $1	30.9.03 and 25.11.03 Shares of $1	Exercise price Pence	Scheme[1] and performance condition[2]	Date of grant	Date from which normally first exercisable	Date on which option lapses	Date of exercise	Number of shares	Exercise price Pence	Market price[3] Pence	Notional pre-tax gain[4] £
Ian Farmer											
60,000	60,000	668.5	(c)(3)	8.6.00	8.6.03	8.6.10					
2,018	2,018	836	(d)(3)	15.6.01	1.8.06	31.1.07					
24,400	24,400	1,150	(c)(4)	1.7.02	1.7.05	1.7.12					
2,600	2,600	1,150	(b)(4)	1.7.02	1.7.05	1.7.12					
–	27,000	942	(c)(4)	30.9.03	30.9.06	30.9.13					
89,018	116,018										
Edward Haslam											
90,000	90,000	668.5	(c)(3)	8.6.00	8.6.03	8.6.10					
2,018	2,018	836	(d)(3)	15.6.01	1.8.06	31.1.07					
45,400	45,400	1,150	(c)(4)	1.7.02	1.7.05	1.7.12					
2,600	2,600	1,150	(b)(4)	1.7.02	1.7.05	1.7.12					
140,018	140,018										
Sam Jonah											
15,662	–	375.1070	(a)(1)	1.7.93	1.7.96	1.7.03	1.7.03	15,662	375.1070	802.5	66,938
31,324	31,324	434.1664	(c)(2)	4.8.94	4.8.97	4.8.04					
46,986	31,324										
Peter Ledger[5]											
60,000	60,000	668.5	(c)(3)	8.6.00	8.6.03	8.6.10					
22,170	22,170	1,150	(c)(4)	1.7.02	1.7.05	1.7.12					
–	23,000	942	(c)(4)	30.9.03	30.9.06	30.9.13					
82,170	105,170										
John Robinson											
7,986	7,986	216	(d)(3)	9.9.98	1.11.03	30.4.04					
60,000	60,000	668.5	(c)(3)	8.6.00	8.6.03	8.6.10					
24,400	24,400	1,150	(c)(4)	1.7.02	1.7.05	1.7.12					
2,600	2,600	1,150	(b)(4)	1.7.02	1.7.05	1.7.12					
–	27,000	942	(c)(4)	30.9.03	30.9.06	30.9.13					
94,986	121,986										

Notes

1 The share option schemes under which these options were granted are :
  a The Lonmin Overseas and Associate Share Option Scheme
  b The Lonmin Share Option Scheme 1994
  c The Lonmin Executive Share Option Scheme (formerly The Lonmin Overseas and Associate Share Option Scheme 1994)
  d The Lonmin Savings Related Share Option Scheme 1994.

2 The performance conditions are fully explained in the narrative, but are briefly:
  1 No performance condition attaches since these were not generally required at the time the option was granted
  2 TSR exceeds that achieved on the FTSE All-Share index over any 3 years
  3 TSR exceeds that achieved on the FTSE mining sector over any 3 years
  4 TSR exceeds that achieved on the FTSE mining sector over 3, 4, 5 or 6 years

3 The market price is the closing middle market price per share on the date of exercise.

4 The notional pre-tax gain is the difference between the market price and the exercise price. The total notional pre-tax gains made by directors exercising options during the year was £66,938 (2002 – 4 directors, £2,836,619).

5 The opening balance for Mr Ledger relates to 21 November 2002, the date on which he was appointed a director.

6 The data in this table has been audited by KPMG Audit Plc.

No cash consideration was required for the grant of options. Except as disclosed above, no options held by directors were exercised or lapsed during the year or to the date of this report. By way of comparison with the exercise prices, the closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 933p on 30 September 2003, and the price ranged between 661.5p and 999.5p during the financial year.

Future remuneration philosophy, policy and practice

During the year the remuneration committee has, with the assistance of Monks Partnership, undertaken a full review of the make-up of, and balance between elements within, the executive directors' remuneration. It has also assessed the likely needs of the Group in future years and identified a peer group against which it may be competing for the recruitment of executive directors and senior managers. The committee believes that a greater proportion of performance-related remuneration is required in future if its directors are to achieve the levels of medium and long term out-performance that the Board's strategic vision requires.

The review identified a number of areas where the Company would be unable to compete with its peers when developing remuneration packages for individual directors. In addition, it identified that the current packages fail adequately to align directors' interests with those of shareholders over the medium and longer term. The committee believes that by incentivising the directors more heavily than at present, it will help achieve the stretching goals that the Board has set and therefore deliver value to shareholders. It is the committee's intention that in future a significant proportion of total reward will be linked to the achievement of demanding performance targets directly relating to the delivery of value to shareholders.

The committee's policy is built on the following principles:

- that base pay should not be excessive, and should therefore be at around median market levels, but that upper quartile performance should lead to potential upper quartile total reward;
- that total reward should be capable of reaching top quartile levels, but such that a significant proportion of pay is "at risk";
- that incentive reward must only be earned through achievement of demanding performance conditions, set in a manner consistent with shareholders' interests over all time periods;
- that the incentive plans, performance conditions and levels at which payment is triggered should be designed with the objective that they can be operated throughout the economic cycle;
- that the design of the incentive plans must not engender management actions that could expose the shareholders to undue risk; and
- that accountability and transparency can be maintained and demonstrated at all times.

The committee has proposed, and the Board has endorsed, a future remuneration strategy based on a blend of some, or all, of:

- basic pay;
- benefits in kind;
- an opportunity to earn an annual cash bonus;
- the award of shares under the Company's executive share option schemes and/or the proposed long-term incentive plan;
- participation in a deferred annual bonus plan (comprising part of the proposed incentive plan); and
- membership of an occupational pension scheme.

The proposed Shareholder Value Incentive Plan comprises new arrangements for the Company. Full details of this, the adoption of which requires shareholder approval, are set out in the circular to shareholders containing the notice of annual general meeting enclosed with this Annual Report. The Company has discussed these proposals with its major shareholders, and appropriate institutional bodies such as the Association of British Insurers, and taken note of their comments and views wherever possible.

Ultimately, the committee believes that the interests of the directors and senior managers will best be aligned with those of shareholders by requiring that personally significant shareholdings are built up and retained. For this reason, the Board has introduced a shareholding policy, which is explained fully below.

Benchmarking methodology

The committee has analysed remuneration practices in companies of similar turnover and market capitalisation, and also in UK and overseas companies undertaking similar activities to the Group. From these analyses, it has identified a relevant peer group, with which we would be likely to be in direct competition in the recruitment of executive talent. The aim of the remuneration committee is to ensure that our remuneration framework is competitive with those of the peer group companies, without generating excessive reward for Lonmin's directors and senior executives.

Basic pay

Whilst the committee tends to have regard to overall remuneration, including performance-related elements, individuals inevitably focus on headline basic pay, especially at the point of recruitment. For this reason, the Company will need to offer salaries at around median market levels. This will enable us to attract and retain suitable directors and executives in future, without paying more than is necessary.

Annual cash bonus

As explained earlier in this report, the ability for directors to earn an annual cash bonus forms a powerful incentive to meet short-term targets. The committee proposes to continue to provide cash bonuses using the broad design of scheme introduced in 2002. For the financial year 2003–04 the scheme will again be operated on a blend of operational measures (80%) and strategic measures (20%). To ensure that individual performance is more precisely recognised, certain additional elements of bonus will be based on the achievement of personal objectives in support of the corporate goals, although operational targets will remain common to all individuals' bonus objectives.

Of necessity, the design of individual bonus plans will evolve from year to year, in line with the Company's strategic needs. The committee will continue to monitor the competitive environment and will devise amended or new plans in future years to ensure that the Company can continue to recruit, retain and motivate the most able senior executives, and that they are given the clearest possible incentive to deliver exceptional value to shareholders.

Proposed new Lonmin Plc Shareholder Value Incentive Plan

The committee proposes to implement a new long term incentive plan comprising three elements:

- a new deferred annual bonus plan;
- a new long-term incentive plan; and
- a revised executive share option plan.

Further details of the plan are set out in the circular containing the notice of annual general meeting which accompanies this Annual Report.

Directors' shareholding obligation

Ultimately, the committee believes that the most powerful way of ensuring that the actions of the directors are best aligned with shareholders' interests is for the directors to build up and retain personally significant holdings of the Company's shares. As a matter of policy, the Board expects all directors to acquire an interest in the Company's shares, over the five years to 30 September 2008, equal in value to 100% of their basic pay (or, in the case of non-executive directors, fees) and 150% in the case of the chief executive. In this way, shareholder value becomes a paramount principle underlying all Board decisions, since real personal wealth will be at stake. Failure to achieve these targets may result in exclusion from participation in some or all of the incentive schemes that the Company operates.

Pensions

The committee is monitoring the recent green paper on pensions and the Inland Revenue proposals on their tax treatment, and the gradually unfolding debate on these issues. Until such time as the likely nature of the regulatory framework is known with more clarity, the committee is unable to frame detailed proposals as to how the Company can treat pensions within its remuneration framework. For the time being, therefore, the current arrangements will remain in full force and effect.

This report was approved by the Board on 25 November 2003.



Roger Phillimore, Chairman, remuneration committee

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF LONMIN PLC

We have audited the financial statements on pages 26 to 63. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on pages 10 to 13, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the parts of the Directors' Remuneration Report to be audited are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 10 to 13 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the Annual Report and the Annual Review, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2003 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

25 November 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September

	Note	2003 $ m	2002 $ m
Turnover	1	**779**	697
EBITDA[2]	1	**344**	372
Depreciation		**(46)**	(39)
Group operating profit	2	**298**	333
Share of associate's operating loss		**(1)**	(2)
Total operating profit	1	**297**	331
Profit on sale of fixed assets	5	**24**	–
Loss on sale or termination of operations	5	**(2)**	–
Profit before net interest (payable)/receivable and similar items		**319**	331
Net interest (payable)/receivable and similar items	4	**(28)**	1
Profit before taxation	1	**291**	332
Taxation	6	**(183)**	(75)
Profit after taxation		**108**	257
Minority equity interest		**(34)**	(72)
Profit for the year	23	**74**	185
Dividends	7	**(101)**	(101)
Retained (loss)/profit for the year		**(27)**	84
Earnings per share	8	**52.5¢**	121.5¢
Diluted earnings per share	8	**52.3¢**	121.0¢
Dividends per share	7	**72.0¢**	72.0¢
Financial ratios			
Tax rate[3]		**35%**	37%
Net debt to EBITDA		**0.6 times**	0.4 times

Notes

1 The results for both years relate to continuing operations.

2 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

3 The tax rate has been calculated excluding exceptional items and exchange as disclosed in note 6 to the Accounts.

CONSOLIDATED BALANCE SHEET

As at 30 September

	Note	2003 $ m	2002 $ m
Fixed assets			
Tangible assets	9	**983**	887
Investments:		**292**	294
Associate	10	**4**	4
Other investments	11	**288**	290
		1,275	1,181
Current assets			
Stocks	12	**100**	41
Debtors	13	**159**	105
Investments	14	**3**	2
Cash and short-term deposits		**66**	34
		328	182
Creditors: amounts falling due within one year	15	**(249)**	(188)
Net current assets/(liabilities)		**79**	(6)
Total assets less current liabilities		**1,354**	1,175
Creditors: amounts falling due after more than one year	16	**(215)**	(135)
Convertible debt		**(211)**	–
Other		**(4)**	(135)
Provisions for liabilities and charges	19	**(277)**	(160)
		862	880
Capital and reserves			
Called up share capital	21	**141**	141
Share premium account	21	**1**	1
Revaluation reserve	23	**16**	16
Capital redemption reserve	23	**88**	88
Profit and loss account	23	**402**	429
Equity interests		**648**	675
Minority equity interest	24	**214**	205
		862	880

The financial statements were approved
by the Board of Directors on 25 November 2003
and were signed on its behalf by:
Sir John Craven, Chairman
J N Robinson, Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September

	Note	2003 $ m	2002 $ m
Net cash inflow from operating activities	29	**296**	359
Returns on investment and servicing of finance		**(35)**	(33)
Interest – received		**2**	7
– paid		**(10)**	(4)
Financing expenses		**(4)**	-
Dividends paid to minority		**(23)**	(36)
Taxation		**(57)**	(181)
Capital expenditure and financial investment	30	**(136)**	(230)
Acquisitions and disposals	31	**10**	-
Equity dividends paid		**(101)**	(109)
Net cash outflow before use of liquid resources and financing		**(23)**	(194)
Management of liquid resources		**-**	433
Financing		**85**	(356)
New long-term loans		**-**	130
Repayment of long-term loans		**(130)**	-
Repayment of short-term loans		**(1)**	(1)
Issue of convertible bonds		**216**	-
Issue of ordinary share capital		**-**	3
Share buybacks		**-**	(128)
Capital return		**-**	(360)
Increase/(decrease) in cash in the year		**62**	(117)

STATEMENT OF TOTAL CONSOLIDATED RECOGNISED GAINS AND LOSSES

For the year ended 30 September

		2003 $ m	2002 $ m
Profit/(loss) for the year	– Group	**75**	187
	– Associate	**(1)**	(2)
Total consolidated recognised gains and losses relating to the year		**74**	185

CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

For the year ended 30 September

	2003 $ m	2002 $ m
Reported profit before taxation	**291**	332
Disposal of fixed assets at valuation	**1**	-
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**294**	334
Historical cost retained (loss)/profit for the year	**(25)**	86

RECONCILIATION OF MOVEMENT IN EQUITY INTERESTS

For the year ended 30 September

	2003 $ m	2002 $ m
Total consolidated recognised gains relating to the year	**74**	185
Dividends	**(101)**	(101)
Retained (loss)/profit for the year	**(27)**	84
Capital return	**-**	(361)
Share buybacks	**-**	(128)
Shares issued on exercise of share options	**-**	3
Net decrease in equity interests in the year	**(27)**	(402)
Equity interests at 1 October	**675**	1,077
Equity interests at 30 September	**648**	675

LONMIN PLC COMPANY BALANCE SHEET

As at 30 September

	2003 $m	2002 $m
Fixed assets		
Tangible assets	**1**	1
Investments:	**1,252**	2,034
Subsidiaries	**980**	1,761
Other investments	**272**	273
	1,253	2,035
Current assets		
Debtors	**46**	196
Cash and short-term deposits	**44**	4
	90	200
Creditors: amounts falling due within one year	**(820)**	(1,696)
Net current liabilities	**(730)**	(1,496)
Total assets less current liabilities	**523**	539
Creditors: amounts falling due after more than one year	**(211)**	(130)
Convertible debt	**(211)**	–
Other	**–**	(130)
	312	409
Capital and reserves		
Called up share capital	**141**	141
Share premium account	**1**	1
Capital redemption reserve	**88**	88
Profit and loss account	**82**	179
	312	409

The notes to the Lonmin Plc company balance sheet can be found in note 35 to the Accounts.
The financial statements were approved by the Board of Directors on 25 November 2003 and were signed on its behalf by:
Sir John Craven, Chairman
J N Robinson, Finance Director

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

The Group's earnings stream is primarily US dollars and the functional currency is the US dollar. The reporting currency is also the US dollar.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added tax and includes commissions earned. Turnover is recorded when the risks and rewards of ownership have passed to the purchaser.

Basis of consolidation

The Group financial statements consist of the results for the year ended 30 September 2003 and the assets and liabilities of the Company and its subsidiaries as at that date. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale.

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the fair value of the purchase consideration differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10 – Goodwill and intangible assets. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. No goodwill arose during 2003.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11 – Impairment of fixed assets and goodwill.

Associates

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group exercises a significant influence.

The consolidated profit and loss account includes the Group's share of the results of associates. The carrying value of associates in the Group's balance sheet comprises the Group's share of the net assets of associates. Goodwill arising on acquisition of associates is included within investments in associates and is written off over ten years.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Other investments

Fixed asset investments are stated at cost less provisions for impairments or at Directors' valuations. The Group's investment in Ashanti is not accounted for as an associate because the Group considers that it is unable to, and does not, exercise significant influence over Ashanti's operating and financing policies and actions. Accordingly, the Ashanti investment is shown as a fixed asset investment. Only dividends received are treated as part of the continuing operations of the Group. The investment in Ashanti is stated at Directors' valuation.

Foreign currencies

Subsidiaries that keep their accounts in currencies other than their functional currency remeasure them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

The principal US dollar exchange rates used in the financial statements, expressed as the foreign currency value of one US dollar, are as follows:

	2003	2002
Average exchange rates:		
Sterling	**0.62**	0.68
South African rand	**7.88**	10.65
Zimbabwe dollar	**1,000.00**	415.97
Closing exchange rates:		
Sterling	**0.60**	0.64
South African rand	**6.97**	10.54
Zimbabwe dollar	**1,000.00**	640.00

Note
The Zimbabwe dollar exchange rate for 2003 is applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

(a) Replacement exploration
This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

(b) Expansion and new opportunities exploration
Within or adjacent to a producing unit:
These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point further costs are capitalised and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:
These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point further costs are capitalised. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Research and development

Research and development costs, separate to exploration expenditure, are accounted for in accordance with SSAP 13 – Accounting for research and development, and expenditure is written off in the period in which it arises.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 – Tangible Fixed Assets, less depreciation. Depreciation on fixed assets is provided on a straight line or units of production basis, as appropriate. Assets are depreciated over their estimated useful economic lives, or over the remaining life of the mine, if shorter, to residual value. The life of a mine is based on proven and probable reserves. Depreciation rates for the principal assets of the Group are as follows:

Shafts and underground	2.6% – 20% per annum
Metallurgical	2.7% – 16.7% per annum
Infrastructure	2.7% – 20% per annum
Other mining assets and equipment, plant and motor vehicles	2.7% – 33.3% per annum

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest

Tangible fixed assets include directly attributable finance costs which are capitalised gross of tax during the period of construction.

Stocks

Stocks are stated at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. PGM's stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Deferred tax

Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

Pension costs and other post-retirement benefits

The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working lives of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working lives of employees in the scheme. The cost of defined contribution schemes is charged to the profit and loss account as incurred.

Certain Group companies provide post-retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Under the transitional arrangements of FRS 17 – Retirement benefits, additional disclosures are included for pension and other retirement benefits.

Rehabilitation costs

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. Such costs are provided for in accordance with FRS 12 – Provisions, contingent liabilities and contingent assets, so that rehabilitation costs are provided in full based on the best estimates of the future costs to be incurred calculated on a discounted basis. As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the profit and loss account. Where costs are capitalised the impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation of the increased costs of the mining assets.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of where such estimates are made include the valuation of pension schemes assets and liabilities where discount, inflation and return rate assumptions are made and in the calculation of rehabilitation liabilities which involves projecting expected liabilities forward to the end lives of the mines using an assumed inflation rate and discounting these liabilities back to the present day using an assumed discount rate.

Dividend reinvestment programme

Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested in Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

1 Segmental analysis

By business origin:

	2003					
	Turnover $ m	EBITDA $ m	Total operating profit $ m	Profit before exceptionals $ m	Profit before tax $ m	Net operating assets $ m
Platinum	775	367	321	296	320	827
Gold	4	1	1	1	(1)	277
Exploration	-	(10)	(11)	(11)	(11)	4
Other	-	(1)	(1)	(1)	(1)	-
Corporate	-	(13)	(13)	(16)	(16)	10
	779	**344**	**297**	**269**	**291**	**1,118**
South Africa	775	367	321	296	320	825
Zimbabwe	4	1	1	1	(1)	-
Ghana	-	-	-	-	-	277
Other	-	(11)	(12)	(12)	(12)	6
Corporate	-	(13)	(13)	(16)	(16)	10
	779	**344**	**297**	**269**	**291**	**1,118**

	2002					
	Turnover $ m	EBITDA $ m	Total operating profit $ m	Profit before exceptionals $ m	Profit before tax $ m	Net operating assets $ m
Platinum	638	387	348	346	346	795
Gold	59	6	6	6	6	292
Exploration	–	(10)	(12)	(12)	(12)	4
Other	–	(1)	(1)	(1)	(1)	-
Corporate	–	(10)	(10)	(7)	(7)	3
	697	372	331	332	332	1,094
South Africa	638	377	338	336	336	792
Zimbabwe	59	6	6	6	6	15
Ghana	–	–	–	–	–	277
Other	–	(1)	(3)	(3)	(3)	7
Corporate	–	(10)	(10)	(7)	(7)	3
	697	372	331	332	332	1,094

Net operating assets exclude net borrowings of $197 million at 30 September 2003 (2002 – $155 million) and the dividend proposed of $59 million at 30 September 2003 (2002 – $59 million).

1 Segmental analysis continued

Turnover by destination is analysed by geographical area below:

	2003 $m	2002 $m
The Americas	**196**	219
Asia	**225**	199
Europe	**255**	124
South Africa	**94**	93
Zimbabwe	**9**	62
	779	697

2 Group operating profit

Group operating profit is arrived at as follows:

	2003 $m	2002 $m
Turnover	**779**	697
Cost of sales	**(460)**	(336)
Gross profit	**319**	361
Administration expenses	**(22)**	(24)
Exploration	**(10)**	(10)
Other operating income	**11**	6
Group operating profit	**298**	333

Group operating profit is stated after charging/(crediting):

		2003 $m	2002 $m
Operating lease charges	– land and buildings	**1**	1
Depreciation charge	– owned tangible assets	**45**	38
	– finance leased tangible assets	**1**	1
Foreign exchange profits		**(6)**	–

2 Group operating profit continued

Fees payable to KPMG Audit Plc and its associates are analysed as follows:

		2003 $m	2002 $m
Audit remuneration	– UK – the Company	0.3	0.3
	– overseas	0.2	0.2
		0.5	0.5
Due diligence	– UK	–	0.1
	– overseas	–	0.5
		–	0.6
Capital return	– UK	–	0.3
	– overseas	–	–
		–	0.3
Accounting/tax advice	– UK	0.2	0.2
	– overseas	0.4	0.1
		0.6	0.3
Internal audit	– UK	–	–
	– overseas	0.2	0.2
		0.2	0.2
		1.3	1.9

3 Employees

The average number of employees and directors during the year was as follows:

	2003 No.	2002 No.
South Africa	20,296	19,565
Zimbabwe	343	4,479
Europe	29	27
	20,668	24,071

The aggregate payroll costs of employees and directors was as follows:

	2003 $m	2002 $m
Wages and salaries	175	106
Social security costs	16	9
Other pension costs	14	9
	205	124
Total Directors' emoluments	3.7	2.1
Emoluments of highest paid Director	1.1	0.7

Full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' report on remuneration on pages 14 to 24.

4 Net interest (payable)/receivable and similar items

	2003 $ m	2002 $ m
Interest payable:		
On bank loans and overdrafts	(10)	(3)
Other loans	-	(1)
Finance leases	(1)	(1)
Discounting on provisions	(1)	-
	(12)	(5)
Capitalisation of interest	1	-
Interest receivable on cash and deposits	2	5
Exchange differences on net debt	(19)	1
Net interest (payable)/receivable and similar items	(28)	1

5 Exceptional items

	2003 $ m	2002 $ m
Profit on sale of fixed assets:		
– Sale of Brakspruit mineral rights	24	-
Sale or termination of operations:		
– Loss on sale of gold mining interests	(2)	-
Exceptional items before taxation and minority interest	22	-
Taxation	(3)	-
Minority interest	(6)	-
Net exceptional profit	13	-

6 Taxation

	2003 $m	2002 $m
United Kingdom:		
Corporation tax at 30% (2002 – 30%)	30	37
Double tax relief	(30)	(37)
	–	–
Overseas:		
Current taxation	69	63
Excluding tax on local currency exchange profits	49	71
Tax on local currency exchange profits	(1)	5
Tax on exceptional items	3	–
Tax on dividends remitted	14	16
Exchange on current taxation	4	(29)
Deferred taxation	114	12
Origination and reversal of timing differences	32	36
Exchange on deferred taxation	82	(24)
Total tax charge	183	75
Tax charge excluding exceptional items and exchange	95	123
Effective tax rate excluding exceptional items and exchange	35%	37%

A reconciliation of the standard tax charge to the current tax charge is as follows:

	2003 $m	2002 $m
Tax charge at standard tax rate	87	100
Overseas taxes on dividends remitted by subsidiary companies	14	16
Prior year losses utilised	–	(4)
Other timing differences	(35)	(25)
Effect of exchange adjustments	3	(24)
Current tax charge	69	63

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2002 – 30%). The secondary tax rate on dividends remitted by South African companies is 12.5% (2002 – 12.5%).

7 Dividends

	2003 $ m	2002 $ m
Interim 30.0¢ (2002 – 30.0¢) per share	**42**	42
Final 42.0¢ (2002 – 42.0¢) per share	**59**	59
Total dividends 72.0¢ (2002 – 72.0¢) per share	**101**	101

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $103 million (2002 – $105 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounted to $132 million (2002 – $100 million).

8 Earnings per share

Earnings per share have been calculated on the profit attributable to shareholders amounting to $74 million (2002 – $185 million) using a weighted average number of 140,994,541 ordinary shares (2002 – 152,251,293 ordinary shares).

As the table below illustrates, diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and the issue of shares on conversion of the convertible bonds. The convertible bonds were issued on 30 September 2003 and the shares issuable on conversion have been pro-rated accordingly.

	2003			2002		
	Profit for the year $ m	**Number of shares**	**Per share amount cents**	Profit for the year $ m	Number of shares	Per share amount cents
Basic EPS	**74**	**140,994,541**	**52.5**	185	152,251,293	121.5
Share option schemes	**-**	**336,586**	**(0.2)**	-	650,512	(0.5)
Convertible bonds	**-**	**28,978**	**-**	-	-	-
Diluted EPS	**74**	**141,360,105**	**52.3**	185	152,901,805	121.0

8 Earnings per share continued

Underlying earnings per share are based on the profit for the year adjusted to exclude exceptional items and exchange on tax balances as follows:

	2003			2002		
	Profit for the year $ m	**Number of shares**	**Per share amount cents**	Profit for the year $ m	Number of shares	Per share amount cents
Basic EPS	**74**	**140,994,541**	**52.5**	185	152,251,293	121.5
Exceptional items before taxation and minority interest	**(22)**	**-**	**(15.6)**	-	-	-
Taxation on exceptional items	**3**	**-**	**2.1**	-	-	-
Exchange on tax balances	**85**	**-**	**60.3**	(48)	-	(31.5)
Minority interest	**(17)**	**-**	**(12.1)**	13	-	8.5
Underlying EPS	**123**	**140,994,541**	**87.2**	150	152,251,293	98.5

9 Tangible assets

Group	Shafts and underground $ m	Metallurgical $ m	Infrastructure $ m	Capital work in progress $ m	Other mining assets $ m	Other equipment, plant and motor vehicles $ m	Total $ m
Cost or valuation:							
At 30 September 2002	407	293	173	119	148	2	1,142
Additions	37	41	22	59	3	-	162
Disposals	-	-	-	-	(1)	-	(1)
Subsidiary sold	(26)	-	(20)	(3)	-	-	(49)
At 30 September 2003	**418**	**334**	**175**	**175**	**150**	**2**	**1,254**
Depreciation:							
At 30 September 2002	112	52	47	-	43	1	255
Charge for the year	20	11	11	-	4	-	46
Subsidiary sold	(16)	-	(14)	-	-	-	(30)
At 30 September 2003	**116**	**63**	**44**	**-**	**47**	**1**	**271**
Net book value:							
At 30 September 2003	**302**	**271**	**131**	**175**	**103**	**1**	**983**
At 30 September 2002	295	241	126	119	105	1	887

9 Tangible assets continued

Included in other mining assets are leased assets with a cost of $7 million (2002 – $7 million) and a net book value of $2 million (2002 – $3 million).

Cost or valuation of tangible assets includes $56 million (2002 – $55 million) in respect of capitalised interest. Interest capitalised during 2003 amounted to $1 million (2002 – not material).

In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $9 million (2002 – $8 million).

Tangible fixed assets are stated at cost to the Group with the exception of certain other mining assets which are included at valuation as follows:

	2003 $ m	2002 $ m
Net book value:		
Professionally valued in 1986	**78**	81
At cost	**25**	24
	103	105
The historical cost of revalued assets was as follows:		
Cost	**23**	24
Depreciation	**18**	16
Historical cost net book value	**5**	8

10 Associate

Group	Associate at cost $ m	Goodwill written off $ m	Post-acquisition reserves $ m	Total $ m
At 30 September 2002	6	(1)	(1)	4
Additions	1	–	–	1
Loss for the year	–	–	(1)	(1)
At 30 September 2003	**7**	**(1)**	**(2)**	**4**

The net assets of associate comprised:

	2003 $ m	2002 $ m
Share of net assets	**1**	1
Goodwill	**3**	3
	4	4
Listed overseas – market value	**4**	4

The investment in associate of $4 million shown above (2002 – $4 million) represented an investment of 44% in the ordinary share capital of Platinum Australia Limited, a company incorporated in Australia (2002 – 39%). The principal activity of Platinum Australia is mining exploration and its financial year end is 30 June.

11 Fixed asset investments

Group	Own shares $ m	Investments $ m	Provisions $ m	Total $ m
At 30 September 2002	4	291	(5)	290
Disposals	–	(6)	5	(1)
Provided in the year	(1)	–	–	(1)
At 30 September 2003	**3**	**285**	**–**	**288**

	2003 $ m	2002 $ m
Net book value of investments shown above:		
Listed on the London and overseas stock exchanges	**203**	205
Unlisted	**85**	85
	288	290
Value at 30 September:		
Listed (market value) – Ashanti	**391**	205
Listed (market value) – Other investments	**5**	5
Unlisted (Directors' valuations)	**85**	85

The principal activity of Ashanti (incorporated in Ghana) is gold mining and the Group's direct interest in the ordinary share capital of Ashanti was 27% (2002 – 28%).

The aggregate amount of the capital and reserves of Ashanti as at 31 December 2002, being the date of the latest available Annual Report and Accounts, was $446 million and its profit for that year was $56 million.

Included in the cost of investments were $75 million of mandatorily exchangeable notes (MENs) which were subscribed for in 2002 and issue costs thereon of $2 million. A call option granted to the Government of Ghana (GOG) in 2002 was outstanding at 30 September 2003 in relation to $28 million of the MENs whereby GOG have a transferable option to purchase the exchange shares issuable upon exchange of the MENs into Ashanti shares for $28 million. Additionally, 0.1 million of put options granted in 2002 in relation to 12.4 million shares in Ashanti which were issued to Ashanti warrantholders as a result of the early exercise of their warrants in Ashanti were also outstanding at 30 September 2003. The put options are at a strike price of $3.00 per share and are exercisable in three tranches on 28 April 2004, 28 October 2004 and 28 April 2005. Further details of the put options and the contingent liability outstanding at 30 September 2003 can be found under notes 18 and 20 to the Accounts.

Own shares comprised ordinary $1 shares of Lonmin Plc held by the Lonmin Plc Employee Share Trust. At 30 September 2003, 346,000 shares (2002 – 336,000 shares) were held by the trust with a market value at that date of $5 million (2002 – $4 million). The purpose of the trust is to retain key management employees in the platinum operations of the Group in South Africa. Shares are purchased on the open market and funded by Lonmin Plc. The trust has granted options to employees over 339,240 shares (2002 – 324,240 shares) and the options are exercisable at any time but participants can only take possession of the shares in tranches on 1 January 2005 and 1 January 2007 and normally only if they remain within the employment of the Group. Cash held in the trust and dividend income received are allocated to employees with the shares. Interest and administration costs are charged to the profit and loss account and assets of the trust are amortised over the relevant vesting periods.

12 Stocks

Group	2003 $ m	2002 $ m
Raw materials and consumables	**41**	19
Work in progress	**31**	6
Finished goods	**28**	16
	100	41

13 Debtors

Group	2003 $ m	2002 $ m
Amounts falling due within one year:		
Trade debtors	**124**	84
Other debtors	**25**	13
Prepayments and accrued income	**10**	8
	159	105

14 Current asset investments

Group	2003 $ m	2002 $ m
Unlisted	**3**	2

Unlisted investments represented amounts held in trust to fund future rehabilitation obligations.

15 Short-term creditors

Group		2003 $ m	2002 $ m
Amounts falling due within one year:			
Bank loans and overdrafts	– unsecured	**44**	56
Finance lease	– secured (note 17)	**2**	1
Trade creditors		**34**	17
Corporate taxation		**20**	8
Indirect taxation and social security		**1**	1
Other creditors		**7**	6
Accruals		**82**	40
Dividend		**59**	59
		249	188

16 Long-term creditors

Group	2003 $ m	2002 $ m
Amounts falling due after more than one year:		
Loans – convertible bonds	211	-
– other unsecured	-	130
Finance lease – secured (note 17)	1	2
Corporate taxation	3	3
	215	135

17 Loans

Group	2003 $ m	2002 $ m
Long-term loans:		
Unsecured US dollar 3.75% convertible bonds due 2008	211	-
Short-term loans:		
Bank loan – unsecured	-	130
Finance lease – secured	3	3
	214	133
Deduct instalments repayable within one year (note 15)	(2)	(1)
	212	132

The unsecured convertible bonds are shown after deducting issue expenses in accordance with FRS 4 – Capital Instruments. The amount to be repaid on the bonds is $215.8 million. Details of the conversion rate is set out in note 21 to the Accounts.

The unsecured bank loan bears interest at commercial rates. The secured loan of $1 million (2002 – $2 million) represents a finance lease obligation on security surveillance equipment in South Africa bearing interest at an effective rate of between 12 – 13%. The lease term is 2 years (2002 – 3 years).

The loans are repayable over the following periods:

	2003 $ m	2002 $ m
Between one and two years:		
Secured	1	1
Between two and five years:		
Secured	-	1
Unsecured	211	130
	212	132

18 Financial Risk Management

The Group's functional currency is the US dollar. The Group does not undertake any trading activity in financial instruments. Details of the Group's financial risk management are described in the Financial Review on page 4.

18a Interest rate risk

	At fixed interest rates		At floating interest rates	
	2003 $ m	2002 $ m	**2003 $ m**	2002 $ m
Financial liabilities				
US dollar	**211**	–	**40**	130
SA rand	**–**	–	**7**	59
	211	–	**47**	189

	2003 $ m	2002 $ m
The financial liabilities of the Group comprised:		
Total borrowings	**258**	189

Floating rate financial liabilities comprised bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and a finance lease obligation outstanding in South Africa. Fixed rate financial liabilities comprised $215.8 million 3.75% convertible bonds due 30 September 2008. During October 2003, a two-year floating rate interest swap was entered into in respect of the convertible bonds with interest calculated on a six-month LIBOR in arrears basis. The unsecured convertible bonds are shown after deducting issue expenses in accordance with FRS 4 – Capital Instruments.

	At floating interest rates	
	2003 $ m	2002 $ m
Financial assets		
US dollar	**63**	28
SA rand	**4**	4
Sterling	**2**	3
Zimbabwe dollar	**–**	1
	69	36

	2003 $ m	2002 $ m
The financial assets of the Group comprised:		
Cash and short-term deposits	**66**	34
Current asset investments	**3**	2
	69	36

Floating rate financial assets comprised mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank interest rates for all other financial assets.

18 Financial Risk Management continued

18b Currency exposures

Lonmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is mostly in US dollars and is normally remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are in US dollars or South African rand as appropriate.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account:

Net foreign currency monetary assets/(liabilities)

	2003				2002			
	SA rand $ m	Sterling $ m	Zimbabwe $ $ m	Total $ m	SA rand $ m	Sterling $ m	Zimbabwe $ $ m	Total $ m
Functional currency of Group operation:								
US dollar	(3)	2	-	(1)	(55)	3	1	(51)

The South African rand net monetary liabilities included bank overdrafts and an outstanding finance lease obligation. The sterling net monetary assets comprised bank deposits held in Head Office companies.

18c Maturity of financial liabilities

	2003 $ m	2002 $ m
In one year or less, or on demand	46	57
In more than one year but not more than two years	1	1
In more than two years but not more than five years	211	131
	258	189

18d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2003 $ m	2002 $ m
Expiring in one year or less	178	178
Expiring in more than one year but not more than two years	182	-
Expiring in more than two years	177	87
	537	265

In addition, in relation to the Memorandum of Understanding signed with Impala on 18 September 2003, the Company has entered into a facility letter with Lloyds TSB Bank Plc to provide funds of up to $750 million. This would replace the existing Lloyds $355 million bank facility in London. Subsequent to the year end, $205 million of the Lloyds facility was cancelled leaving a facility of $150 million in London.

18 Financial Risk Management continued

18e Fair value of financial instruments

	2003		2002	
	Book value $ m	**Fair value $ m**	Book value $ m	Fair value $ m
Cash and short-term deposits	**66**	**66**	34	34
Current asset investments	**3**	**3**	2	2
Borrowings falling due within one year	**(46)**	**(46)**	(57)	(57)
US dollar convertible bonds	**(211)**	**(216)**	–	–
Other borrowings falling due after more than one year	**(1)**	**(1)**	(132)	(132)
Ashanti put options	**–**	**–**	–	(3)
	(189)	**(194)**	(153)	(156)

The fair value of the US dollar convertible bonds is approximately equal to their book value excluding issue expenses as the bonds were issued on the 30 September 2003. The fair values of all other financial instruments are approximately equal to their book values due to their size, short-term nature or the fact that they bear interest at floating rates.

18f Hedging

Forward sales were undertaken for small proportions of the annual output of platinum and palladium where the Board determined that it was in the Group's interest to secure a proportion of the future cash flows. During the year this amounted to 38,755 ounces of platinum sold forward at prices ranging from $583 to $697 per ounce and 20,140 ounces of palladium sold forward at prices ranging from $148 to $234 per ounce. There were no outstanding positions at 30 September 2003.

19 Provisions for liabilities and charges

Group	Deferred tax $ m	Site rehabilitation $ m	Post-retirement medical benefits $ m	Total $ m
At 30 September 2002	149	10	1	160
Charge for the year	32	–	2	34
Utilisation	–	–	(1)	(1)
Discounting	–	1	–	1
Subsidiaries sold	–	(3)	–	(3)
Exchange differences	82	4	–	86
At 30 September 2003	**263**	**12**	**2**	**277**

	2003 $ m	2002 $ m
Deferred tax comprised:		
Accelerated capital allowances	**288**	155
Other timing differences	**(25)**	(6)
	263	149

At 30 September 2003, the Group had $54 million (2002 – $31 million) of operating loss carry forwards with no expiration date and $685 million of capital losses as at 30 September 2003 (2002 – $167 million) with no expiration date. An amount of $103 million (2002 – $105 million) of surplus Advanced Corporation Tax (ACT) was also available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. 'Shadow ACT' amounted to $132 million (2002 – $100 million) and must be set-off prior to the utilisation of surplus ACT. No net deferred tax assets have been recognised in respect of the operating losses, the capital losses or the surplus ACT as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

20 Contingent liabilities

Group	2003 $ m	2002 $ m
Third party guarantees	**9**	11
Ashanti put options	**-**	3
	9	14

Third party guarantees mainly included tax warranties and other guarantees provided by the Company in connection with the sale of certain subsidiaries during 1997 to date for which amounts have been reasonably estimated but the liabilities are not probable and therefore the Group has not provided for such amounts in the Accounts.

The Ashanti put options are described in the Financial Review on page 4. At 30 September 2003 there were 0.1 million put options outstanding at a strike price of $3.00 per share and their value was immaterial.

There were no contingent liabilities in respect of litigation.

21 Called up share capital and share premium account

		2003 $ m	2002 $ m
Authorised			
252,735,000	Ordinary shares of $1 each (2002 – 252,735,000 Ordinary shares of $1 each)	**253**	253
50,000	Deferred shares of £1 each (2002 – 50,000 Deferred shares of £1 each)	**-**	-
Issued			
141,026,980	Ordinary shares of $1 each (2002 – 140,967,755 Ordinary shares of $1 each, fully paid)	**141**	141
50,000	Deferred shares of £1 each (2002 – 50,000 Deferred shares of £1 each)	**-**	-

		Paid up amount $ m	Share premium $ m
Issued	At 30 September 2002:		
140,967,755	Ordinary shares of $1 each	141	1
50,000	Deferred shares of £1 each	-	-
	The exercise of options under:		
15,662	(i) The Lonmin Overseas and Associate Share Option Scheme 1984	-	-
43,563	(ii) The Lonmin Executive Share Option Scheme	-	-
	At 30 September 2003:		
141,026,980	**Ordinary shares of $1 each**	**141**	**1**
50,000	**Deferred shares of £1 each**	**-**	**-**

There were 50,000 sterling deferred shares of £1 each outstanding at 30 September 2003 (2002 – 50,000). These were created in 2002 and issued to a nominee Company by the capitalisation of reserves in order to comply with the requirement that a Public Limited Company must have a minimum share capital of £50,000 in sterling. The deferred shares do not rank pari passu with the ordinary shares.

At 30 September 2003 there were outstanding $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds are convertible at the option of the holders into 10,576,993 ordinary shares of $1 each of the Company at a conversion price of £12.3277 ($20.4023) per ordinary share.

22 Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Executive Share Option Scheme are normally subject to the attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FTSE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices, for options granted from 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FTSE Actuaries All-Share Index and Mining Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 1,497,783 shares of the Company at a subscription price of 942 pence (1,565 cents) under The Lonmin Executive Share Option Scheme and The Lonmin Share Option Scheme 1994.

At 30 September 2003, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £ m/$ m	Normal exercise period
Executive Schemes			7 year periods expiring on or dates between:
The Lonmin Share Option Scheme 1994	63,842 (942p - 1,150p) (1,565¢ - 1,911¢)	0.7/1.2	1.7.2012 – 30.9.2013
The Lonmin Executive Share Option Scheme	4,342,515 (250p - 1,150p) (415¢ - 1,911¢)	40.7/67.6	20.7.2004 – 30.9.2013
Savings Related Scheme			6 month periods expiring on or dates between:
The Lonmin Savings Related Share Option Scheme 1994	79,047 (216p - 1,007p) (359¢ - 1,673¢)	0.3/0.5	30.4.2004 – 31.1.2009
	4,485,404	41.7/69.3	

Note

340 individuals held options under the share option schemes. 22 held options under the Savings Related Scheme and 340 held options under the Executive Schemes. The US dollar equivalents have been calculated by translating the sterling amounts at the exchange rate ruling at 30 September 2003.

23 Reserves

Group	Revaluation reserve $ m	Capital redemption reserve $ m	Profit and loss account $ m
At 30 September 2002	16	88	429
Profit for the financial year	–	–	74
Dividends	–	–	(101)
At 30 September 2003	**16**	**88**	**402**

The cumulative total of goodwill written off against Group reserves in respect of acquisitions prior to 1 October 1998 when FRS 10 – Goodwill and intangible assets was adopted amounted to $7 million (2002 – $7 million).

24 Minority equity interest

Minority equity interest included proposed dividends amounting to $19 million at 30 September 2003 (2002 – $10 million).

25 Pension costs

The Group operates a variety of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $14 million (2002 – $9 million), of which $13 million (2002 – $9 million) related to overseas schemes, which were defined contribution plans and $1 million (2002 – $nil) related to the UK defined benefit schemes. There were no accrued obligations under defined contribution plans.

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by the standard. FRS 17 – Retirement Benefits was issued in November 2000 but is not required to be fully adopted by the Group until the year ended 30 September 2006. Transitional disclosures do, however, apply and have been detailed in (b).

(a) SSAP 24 Disclosures

In the United Kingdom, there are two defined benefit schemes, the Lonmin Superannuation Scheme (the LSS scheme) and the Scottish and Universal Investments Scheme (the SUITS scheme). The LSS scheme applies to the current employees of the Group whereas the SUITS scheme has no active members as it relates to pensioners and deferred pensioners of former subsidiaries of the Group.

The LSS Scheme

The pension costs relating to the LSS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 1 October 2002. At this date, the market value of the United Kingdom scheme assets, in aggregate, was $112 million. Assets of the pension schemes were sufficient to cover 108 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the attained age method as approved under SSAP 24 with the following principal growth rate assumptions:-

Investment return	5 – 6% per annum
Rate of increase in salaries	3.5% per annum
Rate of increase in pensions in payment	2.5% per annum

The SUITS Scheme

The pension costs relating to the SUITS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 1 April 2002. At this date, the market value of the United Kingdom scheme assets, in aggregate, was $166 million. Assets of the pension schemes were sufficient to cover 100 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the current unit method as approved under SSAP 24 with the following principal growth rate assumptions:-

Investment return	8 – 9% per annum
Rate of increase in pensions in payment	5% per annum

The Overseas Schemes

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries and are detailed in note 19 to the Accounts.

(b) FRS 17 Disclosures

The LSS Scheme

For the LSS scheme the actuarial valuation was conducted on 30 September 2003 using the following major assumptions:

Discount rate	5.5% per annum (2002 – 5.5% per annum)
Inflation assumptions	2.75% per annum (2002 – 2.5% per annum)
Rate of increase in salaries	3.25% per annum (2002 – 4% per annum)
Rate of increase in pensions in payment	2.75% per annum (2002 – 2.5% per annum)
Contribution rate in the year	23.3% per annum (2002 – 0% per annum)
Expected future contribution rate	23.3% per annum (2002 – 0% per annum)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

25 Pension costs continued

(b) FRS 17 Disclosures

The LSS Scheme

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2003		2002	
	Expected return %	**$ m**	Expected return %	$ m
Insurance policies	**5.0**	**54**	5.0	61
Equities	**8.0**	**33**	8.0	33
Bonds	**5.0**	**23**	5.0	15
Total market value of assets		**110**		109
Limitation on the use of surplus		**(2)**		(1)
		108		108
Present value of scheme liabilities		**(103)**		(103)
Surplus before related deferred tax liability		**5**		5
Related deferred tax liability		**(2)**		(2)
Net pension asset		**3**		3

The net pension asset shown above has not been included in the primary statements.

An analysis of the amounts that would have been charged to operating profit was:

	2003 $ m	2002 $ m
Current service cost	**–**	–
Past service cost	**–**	–
Total operating charge	**–**	–

An analysis of the amounts that would have been charged to interest was:

	2003 $ m	2002 $ m
Expected return on pension scheme assets	**3**	(2)
Interest on pension scheme liabilities	**(2)**	2
Net return	**1**	–

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was:

	2003 $ m	2002 $ m
Actual return less expected return on pension scheme assets	**–**	(10)
Experience gains arising on scheme liabilities	**1**	1
Changes in assumptions underlying the present value of the scheme liabilities	**(1)**	(6)
Actuarial loss recognised in the STRGL	**–**	(15)

25 Pension costs continued

(b) FRS 17 Disclosures

The LSS Scheme

The movement in the scheme surplus during the year was :

	2003 $ m
Surplus in scheme at beginning of year	6
Movement in year:	
Current service cost	-
Contributions	-
Past service cost	-
Interest	1
Actuarial loss	-
Translation exchange	-
Surplus in scheme at end of year	7

An analysis of the history of experience gains and losses was :

	2003	2002
Difference between expected and actual return on scheme assets:		
– amount ($ m)	-	(10)
– percentage of scheme assets	-	(9.9)
Experience gains on scheme liabilities:		
– amount ($ m)	1	1
– percentage of present value of scheme liabilities	1.0	1.3
Total amount recognised in STRGL:		
– amount ($ m)	-	(15)
– percentage of present value of scheme liabilities	-	(19.0)

The SUITS Scheme

For the SUITS scheme the actuarial valuation was conducted on 30 September 2003 using the following major assumptions:

Discount rate	5.5% per annum (2002 – 5.5% per annum)
Inflation assumptions	2.75% per annum (2002 – 2.5% per annum)
Rate of increase in pensions in payment	5.0% per annum (2002 – 5.0% per annum)
Contribution rate in the year	See note below (2002 – 0% per annum)
Expected future contribution rate	See note below (2002 – 0% per annum)

For the year to 30 September 2003, a Company funding requirement of $0.2 million was made. As at 30 September 2003, a future Company funding requirement is anticipated and will be determined based on the results of an actuarial valuation being undertaken as at 1 October 2003.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

25 Pension costs continued

(b) FRS 17 Disclosures

The SUITS Scheme

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2003		2002	
	Expected return %	$ m	Expected return %	$ m
Insurance policies	5.0	146	5.0	132
Equities	8.0	9	8.0	13
Bonds	5.0	13	5.0	7
Total market value of assets		168		152
Present value of scheme liabilities		(184)		(166)
Net pension liability		(16)		(14)

The net pension liability shown above has not been included in the primary statements.

An analysis of the amounts that would have been charged to operating profit was:

	2003 $ m	2002 $ m
Current service cost	–	–
Past service cost	–	–
Total operating charge	–	–

An analysis of the amounts that would have been charged to interest was:

	2003 $ m	2002 $ m
Expected return on pension scheme assets	2	(1)
Interest on pension scheme liabilities	(2)	1
Net return	–	–

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was:

	2003 $ m	2002 $ m
Actual return less expected return on pension scheme assets	–	(5)
Experience losses arising on scheme liabilities	–	(3)
Changes in assumptions underlying the present value of the scheme liabilities	(1)	(5)
Actuarial loss recognised in STRGL	(1)	(13)

25 Pension costs continued

(b) FRS 17 Disclosures

The SUITS Scheme

The movement in the scheme deficit during the year was :

	2003 $ m
Deficit in scheme at beginning of year	(14)
Movement in year:	
Current service cost	-
Contributions	-
Past service cost	-
Interest	-
Actuarial loss	(1)
Translation exchange	(1)
Deficit in scheme at end of year	(16)

An analysis of the history of experience gains and losses was :

	2003	2002
Difference between expected and actual return on scheme assets:		
– amount ($ m)	-	(5)
– percentage of scheme assets	-	(3.2)
Experience losses on scheme liabilities:		
– amount ($ m)	-	(3)
– percentage of present value of scheme liabilities	-	(1.9)
Total amount recognised in STRGL:		
– amount ($ m)	(1)	(13)
– percentage of present value of scheme liabilities	(0.6)	(8.4)

26 Related party transactions

The Group's related party transactions are summarised below:

	2003 $ m	2002 $ m
Sale of goods to minority shareholder	**66.2**	8.9
Amounts due to minority shareholder	**6.4**	0.7
Amounts due from minority shareholder	**22.9**	2.5
Toll smelting and refining charges paid to minority shareholder	**25.6**	0.5
Commissions paid to minority shareholder	**3.5**	2.6
Services provided to associate	**0.4**	–
Amounts due from associate	**0.3**	–
Management contracts – costs incurred	**0.4**	0.8
Management contracts – fees reimbursed	**0.4**	0.8

The minority shareholder is Impala which holds a 27% stake in the platinum operations.

The Group has taken advantage of the exemption under FRS 8 – Related party disclosures not to disclose related party transactions between subsidiary companies.

27 Capital commitments

Group	2003 $ m	2002 $ m
Contracted for but not yet provided	**79**	70

28 Operating and finance leases

The annual commitments of the Group under non-cancellable operating leases analysed according to the period in which each lease expires were as set out below:

	Land and buildings	
Group	**2003 $ m**	2002 $ m
Operating leases which expire:		
Between one and five years	**1**	–
Over five years	**1**	1
	2	1

28 Operating and finance leases continued

Obligations under leases comprise:

	Operating leases		Finance leases	
	2003 $ m	2002 $ m	**2003 $ m**	2002 $ m
Rentals due within 1 year	**2**	1	**3**	2
Rentals due after more than 1 year:				
From 1 to 2 years	**2**	1	**1**	2
From 2 to 3 years	**1**	1	**-**	-
From 3 to 4 years	**1**	1	**-**	-
From 4 to 5 years	**1**	1	**-**	-
After 5 years	**2**	2	**-**	-
	7	6	**1**	2
Total	**9**	7	**4**	4
less amounts representing interest			**(1)**	(1)
Present value of net minimum lease payments			**3**	3
Less current lease obligations			**(2)**	(1)
Non-current lease obligations			**1**	2

Obligations under finance leases are included under notes 15 and 16 to the Accounts.

29 Net cash inflow from operating activities

	2003 $ m	2002 $ m
Group operating profit	**298**	333
Depreciation charge	**46**	39
Increase in stock	**(59)**	(11)
Increase in debtors	**(42)**	(6)
Increase in creditors	**47**	4
Increase/(decrease) in provisions	**5**	(2)
Other	**1**	2
Net cash inflow from operating activities	**296**	359

30 Capital expenditure and financial investment

	2003 $ m	2002 $ m
Purchase of tangible fixed assets	**161**	152
Sale of tangible fixed assets	**(25)**	-
Purchase of fixed asset investments	**-**	77
Sale of fixed asset investments	**(1)**	-
Purchase of current asset investments	**1**	1
Net cash outflow from capital expenditure and financial investment	**136**	230

31 Acquisitions and disposals

	2003 $ m	2002 $ m
Investment in associate	**1**	-
Cash received on sale of subsidiaries (note 34)	**(14)**	-
Prepaid expenses	**3**	-
Net cash inflow from acquisitions and disposals	**(10)**	-

32 Reconciliation of net cash flow to movement in net (borrowings)/cash and deposits

	2003 $ m	2002 $ m
Balance at 1 October	**(155)**	523
Increase/(decrease) in cash in the year	**62**	(117)
Cash inflow from management of liquid resources	**-**	(433)
Cash inflow from issue of convertible bonds	**(216)**	-
Cash outflow/(inflow) from loans	**131**	(129)
Effect of exchange rate movements	**(19)**	1
Balance at 30 September	**(197)**	(155)

33 Analysis of net borrowings

	At 1 October 2002 $ m	Cash flow $ m	Transfers $ m	Exchange movements $ m	**At 30 September 2003 $ m**
Cash	34	31	-	1	**66**
Overdrafts	(56)	31	-	(19)	**(44)**
	(22)	62	-	(18)	**22**
Convertible bonds	-	(216)	-	-	**(216)**
Loans due after one year	(132)	130	1	-	**(1)**
Loans due within one year	(1)	1	(1)	(1)	**(2)**
Net borrowings	(155)	(23)	-	(19)	**(197)**

34 Sale of subsidiaries

	Independence Gold Mining $ m
Net assets sold:	
Tangible fixed assets	19
Debtors	1
Cash	1
Creditors	(1)
Provisions	(3)
	17
The net inflow of cash in respect of the sale of subsidiaries was as follows:	
Net cash consideration	15
Cash at bank	(1)
	14

The cash flows relating to the subsidiary sold during the year were not material.

35 Parent company disclosures

Tangible assets	Plant, machinery, fixtures and equipment $ m
Cost:	
At 30 September 2002 and 2003	**2**
Depreciation:	
At 30 September 2002 and 2003	**1**
Net book value:	
At 30 September 2002 and 2003	**1**

35 Parent company disclosures continued

Subsidiaries	$ m
Cost:	
At 30 September 2002	1,821
Additions	4
Intergroup transfers	187
Disposals	(970)
At 30 September 2003	**1,042**
Provisions:	
At 30 September 2002	60
Provided in the year	4
Disposals	(2)
At 30 September 2003	**62**
Net book value:	
At 30 September 2003	**980**
At 30 September 2002	1,761

Fixed asset investments	Own shares $ m	Investments $ m	Total $ m
At 30 September 2002	4	269	273
Provided in the year	(1)	–	(1)
At 30 September 2003	**3**	**269**	**272**

Details of investments in own shares can be found in note 11 to the Accounts.

	2003 $ m	2002 $ m
Net book value of fixed asset investments:		
Listed	**190**	191
Unlisted	**82**	82
Value at 30 September:		
Listed (market value)	**396**	209
Unlisted (Directors' valuation)	**82**	82

35 Parent company disclosures continued

Debtors	**2003 $ m**	2002 $ m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	**28**	192
Other debtors	**3**	2
Prepayments and accrued income	**15**	2
	46	196

Creditors	**2003 $ m**	2002 $ m
Amounts falling due within one year:		
Amounts due to subsidiary companies	**743**	1,629
Bank loans and overdrafts – unsecured	**1**	–
Other creditors	**5**	5
Accruals	**12**	3
Dividend	**59**	59
	820	1,696

Creditors	**2003 $ m**	2002 $ m
Amounts falling due after more than one year:		
Loans – convertible debt	**211**	–
– other unsecured	**–**	130
	211	130

Details of the convertible debt are shown under notes 17 and 21 to the Accounts.

Contingent liabilities	**2003 $ m**	2002 $ m
Third party guarantees	**3**	5
Ashanti put options	**–**	3
	3	8

There are no contingent liabilities in respect of litigation. The Ashanti put options are described under notes 11 and 20 to the Accounts.

Reserves	Capital redemption reserve $ m	Profit and loss account $ m
At 30 September 2002	88	179
Profit for the financial year	–	4
Dividends	–	(101)
At 30 September 2003	**88**	**82**

The profit of the Company for the 2003 financial year amounted to $4 million (2002 – $12 million).

PRINCIPAL GROUP COMPANIES

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining

A full list of Group companies will be included in the annual return registered with Companies House.

FIVE YEAR FINANCIAL RECORD

Year ended 30 September

	2003 $ m	2002 $ m	2001 $ m	2000 $ m	1999 $ m
Turnover	**779**	697	866	951	896
Total operating profit	**297**	331	490	384	218
Profit before exceptional items	**269**	332	523	395	190
Profit before taxation	**291**	332	523	414	188
Profit for the year before exceptional items	**61**	185	274	220	130
Profit for the year	**74**	185	274	238	130
Cost of dividend (net)	**101**	101	110	90	46
Fixed assets	**1,275**	1,181	997	916	1,300
Net current assets/(liabilities)	**79**	(6)	404	333	44
Total assets less current liabilities	**1,354**	1,175	1,401	1,249	1,344
Equity interests	**648**	675	1,077	926	733
Net (borrowings)/cash and deposits	**(197)**	(155)	523	422	(197)
Earnings per share (cents)	**52.5**	121.5	153.7	144.7	81.5
Dividends per share (cents)	**72.0**	72.0	64.0	50.0	29.1
Trading cash flow per share (cents)	**161.0**	118.9	242.9	200.0	118.0
Free cash flow per share (cents)	**48.2**	(4.6)	129.0	105.2	30.8
Equity interests per share (cents)	**459**	479	607	521	459

Notes

1 *The 2000 figures have been restated for deferred tax.*

2 Ashanti is consolidated as a fixed asset investment from 2000 onwards and as an associate in previous years.

Important Note This document contains detailed financial and statutory information for the Lonmin Group for the year ended 30 September 2003. It should, however, be read in conjunction with a separate document entitled Lonmin Plc Annual Review 2003.

Designed by SAS.
Photography by Andreas Vlachakis and Graeme Williams.

Printed on Consort Royal environmentally-friendly paper using water-based inks by Pillans and Waddies, who are accredited under ISO 14001.



Lonrho Plc
4 Grosvenor Place
London SW1X 7YL

LONMIN PLC ANNUAL REVIEW 2003

OUR STAKEHOLDERS ASK HOW WE MANAGE OUR RESPONSIBILITIES AS A CORPORATE CITIZEN. THIS REPORT TELLS YOU HOW.



LONMIN

Contents



Important information for shareholders: action required

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken you should consult your stockbroker, bank manager, solicitor, accountant and/or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 without delay.

If you have sold or transferred all your shares in Lonmin Plc, please send this document and the accompanying form of proxy immediately to the purchaser or transferee, or to the stockbroker, bank or other agent to or through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

LONMIN PLC
Registered in England
Company number 103002

Registered office:
4 Grosvenor Place, London SW1X 7YL

LONMIN

To the holders of Lonmin ordinary shares

12 December 2003

Dear shareholder

ANNUAL GENERAL MEETING 2004

The annual general meeting of Lonmin Plc (the "Company") will be held at 11:00 am on Thursday, 5 February 2004 in the Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX. Formal notice of the meeting is set out on page 9 of this circular. A number of the resolutions which are to be proposed require some further explanation, and this circular contains the information which your directors believe is required to make an informed judgement on the matters.

The consideration and, if appropriate, adoption of resolutions at the AGM is important. Your directors believe that in the interests of shareholder democracy it is vital that the voting intentions of all members are taken into account, not just those who are able to attend the meeting. We therefore propose to put all resolutions at the annual general meeting to shareholders by way of a poll vote rather than a show of hands, as has been the case historically. In the past, voting by way of a poll was cumbersome and extremely time-consuming, but the advent of electronic voting will enable results to be obtained efficiently and effectively. The Board feels that a poll is more democratic since it allow the votes of all shareholders to be counted, including those cast by proxy. Shareholders attending the meeting will still have the opportunity to ask questions, form a view on the points raised and vote on each resolution.

Resolution 1 – Adoption of the reports and accounts

The directors must present the annual report and accounts to the meeting. This gives shareholders the opportunity to ask questions on the content before voting on the resolution.

Resolution 2 – Adoption of the directors' remuneration report

In accordance with the Directors' Remuneration Report Regulations 2002, the remuneration report is to be put to the meeting for an advisory vote on directors' remuneration. The full report is set out in the Annual Report and is summarised in the Annual Review.

Resolution 3 – Declaration of a final dividend

The directors have recommended a net final dividend for the year ended 30 September 2003 of 42 US cents per share, to be paid on Monday 16 February 2004 to shareholders on the registers of members of the Company at close of business on Friday 23 January 2004.

Resolutions 4 to 7 – Re-election of directors

The Company's Articles of Association require every director to retire by rotation. This year Ian Farmer, Peter Godsoe and Roger Phillimore are retiring by rotation and, being eligible, offer themselves for re-election. The Articles also require directors appointed to the Board since the last annual general meeting to seek re-election, and Michael Hartnall therefore retires and offers himself for re-election.

Biographical details of all directors are given on pages 26 and 27 of the Annual Review 2003. Ian Farmer is an executive director, and holds a service contract with the Company, under which he is entitled to 364 days' notice of termination of his employment. The other directors standing for re-election are independent non-executive directors, do not hold service contracts and are not entitled to any notice period from the Company.

Resolution 8 – Re-election of the auditors

The directors recommend the re-election of KPMG Audit Plc as the Company's auditors. The resolution also empowers the directors to agree the audit fee and other terms of their appointment.

Resolution 9 – New Shareholder Value Incentive Plan

The remuneration committee of the Board has undertaken, during the course of the year, a full review of the make-up, and balance between elements within, the executive directors' remuneration. As a result of that review, the remuneration committee has proposed, and the Board has endorsed, a future remuneration strategy, details of which are set out in the Annual Report. Part of this future strategy involves a new incentive plan (the "Plan"), comprising:

- a deferred annual bonus plan;
- a long-term restricted awards plan; and
- executive share option schemes.

A more detailed summary of the principal features of the Plan are set out in the Schedule to this circular. The policy of the remuneration committee in proposing the Plan and a brief description of the key components are set out below:

Proposed deferred annual bonus plan

The remuneration committee acknowledges that there is a risk of short-term management thinking and actions if the performance-related aspect of remuneration is primarily predicated on a year by year basis. In addition, it is vital that during every year our senior executives continue to develop the strategy for the delivery of shareholder value over the long term, whilst also addressing the day-to-day operational needs of the business. For this reason, the remuneration committee is proposing to introduce a new deferred annual bonus plan. In brief, the plan will allow directors and selected key senior executives to defer up to 100 per cent of their net annual bonus, with at least one-third being automatically deferred (subject to the bonus exceeding £20,000). These funds will be used to purchase shares in the Company which will be held in trust for three years. Subject to continued employment and satisfaction of a medium-term performance condition, the participant would receive a matching award of shares of up to 1:1 on a pre-tax basis as described in the Schedule.

The performance condition to be used for the deferred annual bonus plan is the total return accruing to Lonmin shareholders over three years ("TSR") with that of thirteen relevant companies, being:

Aquarius Platinum Limited	Anglo American plc	Anglo American Platinum Corporation Limited
AngloGold Limited	Anglovaal Mining Limited	BHP Billiton plc
Engelhard Corporation	Gold Fields Limited	Impala Platinum Holdings Limited
Inco Limited	Johnson Matthey plc	Rio Tinto plc
Xstrata Plc		

There would be a single test only, three years after the date of award. There will be three levels of attainment – threshold, target and stretch, with straight-line interpolation between these points. The potential reward profile is as follows:

Level	Relative TSR performance	Percentage of award released	Equivalent matching ratio
Threshold	50th percentile	50%	1:2
Target	60th percentile	75%	3:4
Stretch	75th percentile	100%	1:1

The remuneration committee will have the power to amend the detailed terms of the performance conditions. The remuneration committee believes that this plan will help to align directors' interests more precisely with those of shareholders. It will create a powerful incentive for the delivery of shareholder value over the medium term as the participating executives will be able to establish a meaningful shareholding. It will also provide the Company with a powerful retention tool.

Proposed long-term incentive plan

We have recently endured one of the most prolonged downturns in world stock market performance in living memory. Virtually all companies have seen their share prices fall significantly, often with little or no correlation to the underlying performance of the businesses concerned. Any executive incentive tool reliant solely on share price appreciation to deliver the desired benefit (such as options) may well prove unable to fulfil its primary purposes of motivation and retention in such markets. The remuneration committee is deeply concerned that the Company may risk losing existing key executives, or fail to secure suitable recruits, if a prolonged bear market were to occur again. The Company is therefore proposing to introduce a long-term incentive plan under which directors could qualify for awards of shares over a vesting period of three years. In normal circumstances, the awards would be limited to an initial value of 150 per cent of base salary. However, the remuneration committee would be permitted to make higher levels of awards for new recruits at the most senior levels.

In essence, the plan envisages that selected executives would be granted an award entitling them to receive shares in the Company after a three year 'vesting' period, subject to the achievement of a performance condition. The performance condition would be the same as for the deferred annual bonus plan, based on the Company's total shareholder return relative to the comparator group. There would be a single test only, three years after the date of award, again with three levels of attainment and straight-line interpolation between those levels. The potential reward profile is as follows:

Level	Relative TSR performance	Percentage of award released
Threshold	50th percentile	35%
Target	70th percentile	50%
Stretch	92nd percentile	100%

The remuneration committee will have the power to amend the detailed terms of the performance conditions. The remuneration committee believes that by introducing this plan, significant benefits will accrue to the Company and its shareholders through the development and implementation of a strategy for the long term development of the Company.

Executive share option schemes

Around 330 senior managers of the Company and Lonplats participate in the Company's existing executive share option schemes. The remuneration committee feels it would be unrealistic to expect that all members of this group would be able to commit their own money into the deferred annual bonus plan. Accordingly, it proposes to continue to operate executive share option schemes. However, the existing schemes expire in 2007 and the remuneration committee therefore seeks shareholder approval to adopt new schemes within the Plan in broadly equivalent form to those currently in force.

The current schemes contain a rule stating that no participant can receive options with an aggregate exercise cost in excess of 133 per cent of salary in any twelve month period. During the year the remuneration committee was advised by Monks Partnership that developments in market practice meant that this limit could prove unduly restrictive, particularly if we are to remain competitive in the recruitment of executive talent. The remuneration committee therefore proposes within the new scheme rules that the annual limit be increased to 200 per cent of salary in any twelve months, and, exceptionally, such higher level as the remuneration committee may agree for new recruits at the most senior levels. The remuneration committee does not intend to grant options at these levels as a matter of course, but feels that it is vital that the Company preserves sufficient flexibility in this area. No executive will, save potentially following recruitment where a grant of options was required to secure the best candidate, be permitted to receive both grants of options and an award under the long-term incentive plan in the same year.

Exercise of options will remain subject to attainment of a stretching but realistic performance condition based on total shareholder return. It is initially proposed that options granted to directors under the new executive share option schemes should be subject to the same performance condition and vesting schedule used for the proposed long-term incentive plan. In line with best practice, the test will be carried out on a single occasion only, three years after the date of grant of the option. In the past, the Company's executive share option schemes have allowed the full reward to be taken once performance in excess of the median of the comparator group has been achieved. The adoption of the vesting schedule means that, in future, performance significantly in excess of the upper quartile must have been achieved for the full incentive reward to be released to directors.

The primary purpose of the executive share option schemes is to incentivise the management team of Lonplats. However, the remuneration committee is aware that the platinum group metal ("PGM") mining industry has always comprised a relatively small number of companies, with severe competition for talent at all levels of the business. We are pleased that a number of commentators believe that we have the best management team in the sector, but aware that it makes us particularly vulnerable to talent poaching. The introduction of the Black Economic Empowerment imperatives has introduced a further dynamic into the equation, with many smaller players beginning to enter the PGM sector, leading to fragmentation of the industry. Needless to say, these junior companies will rely for their success on luring talented individuals from the established players, often (in view of their budgetary constraints) from below board level. The executive share option schemes therefore play a pivotal role in retention, as well as incentivisation, among our South African employees. As such, our primary consideration is how attainable the incentive reward will prove to be in practice, since this will make a significant difference in employees' appreciation of the benefit of the schemes, and therefore their overall motivation and desire to remain with Lonmin.

We therefore propose to introduce (for participants below board level) the same relative TSR performance condition used in the other parts of the Plan, requiring at least median performance after three years, but with no vesting schedule. In order to ensure that the executive share option schemes continue to provide a retention tool for these valued employees if the performance condition is not met at the first time of asking, we will then re-test twice, at years four and five, from a fixed base year. The remuneration committee is satisfied that this will not create excessive reward, but is a prudent step to ensure that Lonmin can continue to attract, retain and motivate the best people in the South African PGM industry.

Dilution from employee share plans

The remuneration committee is aware of the risk that existing shareholders' interests could be diluted if excessive numbers of shares are awarded to executives and employees. For this reason, there is a limit on the aggregate dilution from issues of shares under all of the Company's share schemes (including all-employee schemes and the proposed Shareholder Value Incentive Plan) to a maximum of 10 per cent over any ten year period.

Whilst shareholder groups such as the Association of British Insurers recommend placing a limit of 5 per cent during the ten year period on discretionary share schemes, the Company received shareholders' consent to the removal of this limit in 2001. The Board believes that circumstances remain unchanged, and therefore does not feel it appropriate to re-introduce the discretionary scheme limit so soon after seeking its removal.

Expected value of awards

The expected value of each component of the Plan (expressed as a percentage of the maximum face value award level under each plan) is:

- Deferred annual bonus plan – 55 per cent.
- Long-term incentive plan – 45 per cent.
- Executive share option schemes – 18 per cent.

The data above reflects the uncertainty inherent in executive share options, since in order for an incentive payment to be generated, not only must a performance condition be met, but there must also have been absolute share price growth since the date of award, regardless of market or peer group performance.

The total cost of these incentive arrangements cannot accurately be quantified, since the precise numbers of participants in each component part and the levels of awards likely to be made have not been settled.

Resolutions 10 and 11 – Authority for the directors to allot shares and dis-application of statutory pre-emption rights

These resolutions seek the renewal of the authorities which (a) give the directors a general authority to allot shares under section 80 of the Companies Act 1985 (the "Act") and (b) empower the directors to allot shares for cash without the application of the pre-emption rights contained in section 89 of the Act.

The authorities contained in these resolutions were sought and granted to the directors at the 2003 annual general meeting of the Company. Since the date of that meeting, the Company has issued an offering circular in respect of convertible bonds in the aggregate principal amount of US$215,795,000. The convertible bonds are convertible into ordinary shares of the Company, with full conversion of the bonds necessitating the issue of approximately 10.58 million shares. That part of the pre-emption dis-application authority conferred at the 2003 annual general meeting that had not been used was therefore utilised in full on the date of issue of the convertible bonds. In the offering circular, the Company undertook to procure that a resolution would be put to the Company's shareholders at the 2004 annual general meeting to dis-apply the statutory pre-emption rights in respect of sufficient number of ordinary shares for the Company to be able to satisfy the conversion of the convertible bonds in full. In line with the recommendations of the Pre-Emption Group, shareholders' authority is therefore now sought to dis-apply the statutory pre-emption rights in respect of 7,055,000 shares, which represent 5 per cent of the issued share capital of the Company as at 12 December 2003.

Otherwise, the levels of the directors' authorities are not being increased, other than to seek a grant of them for a further year (up to 4 February 2009 rather than 29 January 2008 as granted at the annual general meeting in 2003). Other than in one limited circumstance, the convertible bonds are capable of being converted at any time up to 30 September 2008.

Consequently, the Company is now seeking a renewal of the section 80 authority for the directors to allot shares and to dis-apply the statutory pre-emption rights under section 89 of the Act in order to comply with this undertaking and to ensure that the duration of each of the authorities is the same. In each case, the directors are seeking to renew these authorities for a period of five years expiring on 4 February 2009. The directors also consider it desirable to renew these authorities in order to retain the flexibility of being able to issue shares.

These resolutions will:

(a) give the directors authority to allot up to 46.995 million shares;

(b) give the directors authority to issue up to an additional 14 million shares for the restricted purposes specified in the Company's Articles of Association, which will permit such shares to be allotted as scrip dividends (although these are not currently offered to shareholders) and under share option schemes (in practice those which are not approved by the Inland Revenue) and will provide additional shares, which may fall to be allotted as a result of adjustments (following for example, a capitalisation issue) to the number of shares subject to any future convertible securities, warrants or options; and

(c) empower the directors to issue (or agree to issue) up to 7,055,000 of the 46,995,000 shares for a cash consideration other than by way of a rights issue.

The 46.995 million shares and the 14 million shares are equivalent to approximately 33 per cent and 10 per cent respectively of the issued share capital as at 12 December 2003 . As noted above, the 7,055,000 shares are approximately 5 per cent. of the issued share capital as at 12 December 2003.

With the exception of the issue of shares following the exercise of options or the conversion of any of the convertible bonds, the directors have no present intention of issuing any of the existing un-issued shares. No issue will be made which would effectively alter control of the Company, without the prior consent of the Company in general meeting.

Resolution 12 – Authority for the purchase of our own shares

The directors are conscious of the present volatility of financial markets, which means that the share price of any company may at times be depressed for reasons unconnected with itself or its performance. This special resolution seeks renewal of the existing shareholders' authority for the Company to make market purchases of its own shares, as permitted by Article

9 of the Company's Articles of Association, in the period up to the 2005 annual general meeting. Any shares purchased by the Company under this authority would be cancelled, unless the shares are being purchased by the Company to hold and re-sell as treasury shares under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. A purchase of our own shares either for cancellation or to be held in treasury would only be undertaken when the directors believed this would result in an increase in expected earnings per share and be in the best interests of shareholders generally.

The authority sought contains several important restrictions, being:

(a) the authority will only permit a maximum of 14,100,000 shares with a nominal value of US$1, being approximately 10 per cent of the Company's current issued share capital, to be purchased on the London Stock Exchange;

(b) the minimum price per share which may be paid is the nominal value of US$1;

(c) the maximum price per share that may be paid is 105 per cent of the average mid-market price for the Company's shares as shown in The London Stock Exchange Daily Official List for the five business days immediately preceding the purchase.

The full exercise of all options outstanding at the date of the notice of meeting would require the issue of 4,403,962 shares. This represents 3.1 per cent of the Company's issued share capital and 3.5 per cent (in each case as at 12 December 2003, being the latest practicable date prior to the publication of this document) if the proposed authority to purchase our own shares had been obtained and exercised in full. The Company has issued no warrants to subscribe for share capital.

Conclusion and recommendation

The directors consider that the resolutions set out in the notice of the meeting are in the best interests of the Company and its shareholders, and unanimously recommend shareholders to vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir John Craven
Chairman

SCHEDULE

1 Introduction

The Lonmin Plc Shareholder Value Incentive Plan (the "Plan"), comprises three elements - matched share awards ("Matched Awards"), restricted share awards ("Restricted Awards"), and share options ("Options"). These elements are described in paragraphs 2 to 5 below.

2 Matched Awards

Eligible employees will be invited to apply all or part of their annual bonus to purchase shares in the Company ("Invested Shares"). The Invested Shares purchased by an employee will be held in trust for three years. Where an employee purchases Invested Shares, he will also receive a Matched Award over shares in the Company which have a market value equal to the pre-tax amount which the participant applied to acquire the Invested Shares.

Vesting of Awards
Subject to the exceptional circumstances referred to below, vesting of Matched Awards will be contingent on the satisfaction of a performance condition and the continued employment of the participant with the Lonmin group of companies (the "Group").

Restricted Period
A Matched Award may not generally vest before the end of a three year period (the "Relevant Period").

Performance
The proposed performance target for Matched Awards will compare the Company's total shareholder return ("TSR") measured over a three year period with the TSR of 13 other mining and mining-related companies, detailed on page 2 of this circular.

Under normal circumstances, a Matched Award will not vest unless the Company's TSR is at the median point. At this point, a proportion of the award, which will initially be 50 per cent, will vest. If the Company's TSR reaches the 60th percentile then the award will vest as to 75 per cent. The award will only vest in full if the Company's TSR is at or above the upper quartile in the comparator group. Between these points, Matched Awards will vest on a sliding scale basis.

Only a single test will be made at the end of the three year period, and no re-testing will be permitted. The remuneration committee will have the power to amend the detailed terms of the performance conditions.

Rights attaching to Lonmin Plc shares prior to the vesting of Matched Awards
A participant has no rights in relation to the Matched Award or to the Company's shares subject to it until it has vested. The number of shares in the Company under a Matched Award may, however, be increased during the Relevant Period by reinvesting dividends, or an amount equivalent to any dividends, paid on the Company's shares under the Matched Award.

Cessation of employment before the end of the Relevant Period
If a participant ceases employment with the Group before the end of the Relevant Period, his Matched Awards will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the Group, the Matched Award will vest immediately. If a participant ceases to be employed by the Group for any other reason, however, the Company has a discretion to vest or preserve all or part of his Matched Awards. However, the remuneration committee will not permit rewards for failure.

Delivery of shares on vesting
Once a participant's Matched Award has vested, the relevant number of shares in the Company will be delivered to the participant as soon as practicable.

3 Restricted Awards

Restricted Awards are intended to be used as a means of incentivising executive directors and senior managers. The remuneration committee intends to grant Restricted Awards on an annual basis.

Nature of awards
Restricted Awards will be over the Company's shares and, subject to the exceptional circumstances referred to below, their vesting will be contingent on the satisfaction of a specified performance target and the continued employment of the participant with the Group.

Restricted period
A Restricted Award will not generally vest before the specified performance requirement has been met at the end of a three year period (the "Relevant Period").

Individual limits
In normal circumstances the initial value of a Restricted Award can be up to 150 per cent of salary. However, the

remuneration committee may, in its discretion, grant a Restricted Award in excess of this level to assist recruitment at the most senior levels.

Performance target
The proposed performance target for Restricted Awards is the Company's TSR measured over a three year period compared with the TSR of 13 other mining and mining-related companies.

Under normal circumstances, a Restricted Award will not vest unless the Company's TSR is at the median point. At this point, 35 per cent of the award will vest. If the Company's TSR reaches the 70th percentile then 50 per cent of the award will vest. The award will only vest in full if the Company's TSR reaches the 92nd percentile of the comparator group. Between these points, Restricted Awards will vest on a sliding scale basis.

Only a single test will be made at the end of the three year period, and no re-testing will be permitted. The remuneration committee will have the power to amend the detailed terms of the performance conditions.

Same provisions as Matched Awards
The following terms of Restricted Awards are the same as for the Matched Awards (as explained above):

- Rights attaching to shares prior to the vesting of Restricted Awards;
- Cessation of employment before the end of the Relevant Period; and
- Delivery of shares on vesting.

4 Options

Under this element of the Plan, options to acquire shares in the Company will continue to be granted as a means of incentivisation, primarily for new joiners and those employees below senior executive level. The option schemes also play an important role in the retention of key employees.

Nature of awards
Options to acquire shares in the Company can either be Inland Revenue approved (for UK resident participants) or unapproved options. The terms which apply specifically to Inland Revenue approved options are contained in a separate section of the rules of the Plan, but mirror the principal terms of the unapproved section.

Save following recruitment at the most senior levels, no director will be eligible to receive a grant of options and an award under the long-term incentive plan in the same year.

Option Price
The option price per share will be not less than the market value of a share at the date of grant.

Performance
The exercise of options granted to directors will be subject to the same relative TSR performance condition and vesting schedule as is to be used in connection with the long-term incentive plan.

The exercise of options by other executives will be subject to the relative TSR performance condition, assessed 3, 4 or 5 years after the date of grant of the option. If the Company has delivered a return at or above the median of the comparator group, then the option will become exercisable in full.

Individual Limits
The upper limit for levels of individual Option awards will be set from time to time by the remuneration committee. The remuneration committee has determined that the exercise cost of individual option grants will not normally exceed 200 per cent of annual salary. However, the remuneration committee may, in its discretion, grant options in excess of this level to assist recruitment at the most senior levels.

Exercise Period
An option may not generally be exercised before the third anniversary of the date on which it was granted, and lapses on the tenth anniversary of the date of grant.

Rights attaching to Lonmin Plc shares prior to the exercise of Options
A participant has no rights in relation to an option nor to the shares under the option until the option has been exercised.

Cessation of Employment
If a participant ceases employment with the Group, all options will generally lapse on the date employment ceases. However, if the participant ceases employment in certain circumstances such as death, ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the Group, the options will become exercisable in full immediately. The Company also has discretion to permit the exercise of options if a participant's employment ceases for any other reason, but the remuneration committee will not permit rewards for failure.

Lapse of options
All options lapse on the tenth anniversary of their date of grant.

Provisions relating only to Inland Revenue approved options

It is intended to seek Inland Revenue approval for the grant of Inland Revenue approved options, which are those satisfying the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003. Inland Revenue approved options are essentially subject to the same provisions as summarised above. The main differences relate to the following:

- **Individual limit:** an employee cannot be granted an approved option which would, at the time it is granted, enable the employee to acquire shares under approved option schemes (which are not savings-related) exceeding the Inland Revenue limit from time to time, which is currently £30,000; and
- **Inland Revenue approval:** any amendment to the rules which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue. Any performance target must be objective.

5 Terms which apply to all elements of the Plan

Who is eligible to participate

The remuneration committee will have responsibility for agreeing any awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan. All employees of the Group, including executive directors, and of its subsidiaries are eligible to participate.

Nature of Grants and Awards

Awards and options are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

Level of Grants and Awards

The level of individual awards granted under each element of the Plan will be set from time to time by the remuneration committee.

Terms of Grants and Awards

Awards can be granted at any time other than during a close period of the Company. No payment is required for the grant of awards or options (except in the case of Matched Awards, where Invested Shares must have been acquired). All shares in the Company allotted under the Plan will carry the same rights as all other issued ordinary shares in the Company and application will be made for those shares to be listed on the London Stock Exchange.

If there is a variation in the share capital of the Company, the awards or options may be adjusted to reflect that variation.

Limits on the issue of Lonmin Plc shares under the Plan

Under the terms of the Plan, in any 10 year period the use of new issue shares under the Plan and any other employees' share scheme operated by the Company is limited to 10 per cent of the issued share capital.

General offer or scheme of arrangement

If there is a change of control of the Company, shares or options will vest or become exercisable on the change of control to the extent that the target has been met up to the date of the change of control. The remuneration committee will, in addition, have discretion to take into account any other factors it believes to be relevant in determining the extent to which options and awards will vest in these circumstances.

Duration of the Plan

No option or award may be granted after ten years from the date of shareholder approval of the Plan.

Amending the rules of the Plan

The Board will have authority to amend the rules of the Plan, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can be a participant;
- the limits on the number of shares which can be issued under the Plan;
- the basis for determining a participant's entitlement to shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in the Company's share capital

without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

Overseas jurisdictions

Additional schedules to the rules can be incorporated to operate one or more elements of the Plan outside the UK. These schedules can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. The shares issued for these purposes will count towards the overall limit of shares issued under the Plan.

Notice of annual general meeting

Notice is hereby given that the ninety-fifth annual general meeting of Lonmin Plc (the "Company") will be held at The Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX at 11.00 am on Thursday, 5 February 2003 for the following purposes:

Ordinary business

1 To receive the directors' report and the audited accounts for the year ended 30 September 2003

2 To receive and approve the directors' remuneration report for the year ended 30 September 2003

3 To declare a net final dividend of 42 US cents per share for the year ended 30 September 2003

4 To re-elect Ian Farmer as a director

5 To re-elect Peter Godsoe as a director

6 To re-elect Roger Phillimore as a director

7 To re-elect Michael Hartnall as a director

8 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the directors to agree their remuneration

Special business

To consider and, if thought fit, to adopt the following resolutions:

Ordinary resolutions

9 That:

(a) the Lonmin Plc Shareholder Value Incentive Plan (the "Plan"), the rules of which are summarised on pages 2 to 4 of the circular to shareholders and are now produced to the meeting and initialled by the Chairman for the purposes of identification, are hereby approved and the directors be authorised to adopt them (subject to any amendments required by the Inland Revenue in order to obtain approval to the Inland Revenue approved part of the Plan under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003); and

(b) the directors of the Company be hereby authorised to do all acts and things which they may consider necessary or expedient for the purposes of implementing and giving effect to the same and that the directors be authorised to establish further schemes based on the Plan to take account of local tax, exchange control or securities laws in overseas territories provided that such other schemes shall count against any limits on individual or overall participation under the Plan.

10 That the powers conferred on the directors by Article 12(B) of the Company's Articles of Association be renewed and that for this purpose the Section 80 Amount shall be US$46,995,000, the Restricted Section 80 Amount shall be US$14,000,000 and the Section 80 Period shall be the period expiring on 4 February 2009.

Special resolutions

11 That the powers conferred on the directors by Article 12(C) of the Company's Articles of Association be renewed and that for this purpose the Section 89 Amount shall be US$7,055,000 and the Section 89 Period shall be the period expiring on 4 February 2009.

12 That pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of up to an aggregate of 14,100,000 ordinary shares of US$1 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this resolution shall expire on 4 May 2005 or, if earlier, the date of the annual general meeting of the Company in 2005 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this resolution prior to the expiry of such authority).

By order of the Board

Rob Bellhouse
Company Secretary
12 December 2003

Registered Office : 4 Grosvenor Place, London SW1X 7YL

NOTES

1 Proxies

Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his or her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's registered office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the meeting:

Lloyds TSB Registrars	Computershare Limited	
The Causeway	Postal Address:	Physical address:
Worthing	PO Box 61051	70 Marshall Street
West Sussex	Marshalltown 2107	Johannesburg 2001
BN99 6DB	South Africa	South Africa
England		

A Form of Proxy can be delivered in hard copy form by post, by courier or by hand to the Company's registered office or to the relevant address set out above, or by electronic means described in paragraph 2 below.

Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 3 February 2003, or, in the event of any adjournment of the above meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned meeting or by the time specified in any written notice given by the Company of the adjourned meeting. Changes to entries on the register after this shall be disregarded in determining the rights of any person to attend and vote (and the number of votes they may cast) at the meeting.

Shareholders who have completed a Form of Proxy may still attend the meeting and vote in person, should they so wish.

2 Electronic Proxy Appointments

Shareholders on the United Kingdom register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars' website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number printed on the face of the accompanying Form of Proxy. Full details of the procedure are given on the website. Alternatively shareholders who have registered for a Shareview portfolio with Lloyds TSB Registrars may log on to their portfolio at www.shareview.co.uk and click on "Company Meetings". The proxy appointment and instructions **should reach the Registrars not less than 48 hours before the time appointed for the holding of the meeting**. The Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachment from the Company, or internet page and the directors recommend that the shareholders subject these to virus checking procedures prior to use. Any electronic communication received by the Company and/or by Lloyds TSB Registrars on behalf of the Company, including the lodgement of any electronic proxy form, that is found to contain a computer virus will not be accepted.

South African legislation does not yet permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their Forms of Proxy at one of the addresses stated in Note 1.

3 Directors' interests

The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the registered office of the Company during normal business hours on any weekday, except on the date of the annual general meeting, when it will be available at the meeting venue from 15 minutes prior to the commencement of the meeting until its conclusion.

4 Shareholder Value Incentive Plan

A copy of the rules of the Plan may be inspected at either the registered office of the Company or at the Company's solicitors, Allen & Overy, One New Change, London EC4M 9QQ during the usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 4 February 2004. A copy will also be available at the meeting venue from 15 minutes prior to the commencement of the meeting until its conclusion.

LONMIN PLC IS THE THIRD LARGEST PRIMARY PLATINUM PRODUCER IN THE WORLD AND THE LARGEST PGM PRODUCER WITH A PRIMARY LISTING ON THE LONDON STOCK EXCHANGE.

Our Mines and Refineries are located in South Africa.
Exploration extends to North America, Australia and Southern Africa.

We are working towards the principles and aims of the South African Mineral and Petroleum Resources Development Act 28 of 2002, the Economic Empowerment Charter.

This report shows these principles and aims in action.

Financial highlights **Continuing operations**	2003	2002
Profits		
EBITDA[1]	**$344m**	$372m
Total operating profit	**$297m**	$331m
Profit before taxation	**$291m**	$332m
Earnings per share	**52.5¢**	121.5¢
Underlying earnings per share[2]	**87.2¢**	98.5¢
Dividends per share[4]	**72.0¢**	72.0¢
Cash flow		
Trading cash flow per share	**161.0¢**	118.9¢
Free cash flow per share	**48.2¢**	(4.6)¢
Balance sheet		
Equity interests	**$648m**	$675m
Net borrowings	**$197m**	$155m
Gearing[3]	**23%**	18%

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
2 Underlying earnings per share are calculated on attributable profit excluding exceptional items and exchange adjustments on tax.
3 Gearing is calculated on the equity and minority interests of the Group.
4 The Board recommends a final dividend of 42.0 cents per share payable on 16 February 2004 to shareholders on the registers on 23 January 2004.

EBITDA ($ million)


2002
372
2003
344

PBT ($ million)


2002
332
2003
291

Underlying EPS (cents)


2002
98.5
2003
87.2

Trading cash flow per share (cents)


2002
2003
161.0

IT HAS BEEN A YEAR OF OPERATIONAL CHALLENGE AND ACHIEVEMENT COUPLED WITH PROGRESS ON A VARIETY OF STRATEGIC FRONTS.



I am pleased to present the Report and Accounts for the year ended 30 September 2003.

Results have been adversely affected – throughout the South African mining industry – by the sustained strength of the Rand against other currencies. Our results have been particularly impacted because we account and report in US dollars.

In his report Edward Haslam, the Chief Executive, sets out a comprehensive review of the year's operations. Therefore I will restrict my comment on operational matters to the smelter explosion just after Christmas 2002. This had the potential to disrupt the Company's business in a very major way. It is a tribute to our management and all staff involved that not only did we deal with the disruption but that we managed significantly to increase production of refined metals to a new record for the Company. I must however strike a note of caution by pointing out that the smelter has not yet been re-commissioned; this is intended to take place towards the end of the calendar year.

Early in the year we announced the sale of Independence Mining, our gold mining business in Zimbabwe. This had been part of the Group for many years but had become increasingly irrelevant strategically as we moved to concentrate on Platinum Group Metals. Operating conditions and financial management of the business became ever more difficult as a direct result of political conditions in Zimbabwe. We were pleased to dispose of our interests in Zimbabwe without significant financial cost. I would like to take this opportunity to thank our management and staff who did an outstanding job in protecting our interests in exceptionally difficult conditions in the years before our withdrawal and to wish them all good fortune in the future.

Since the year end AngloGold has announced the outcome of its offer for Ashanti. This offer has been accepted by the Board of Ashanti and will be recommended unanimously to its shareholders. Both major shareholders, the Government of Ghana with its shareholding of 17% and ourselves (with 27.5%) have undertaken irrevocably to support the proposals and we hope that it will proceed smoothly to completion during the first quarter of the New Year.

We have been shareholders in Ashanti for a very long time – indeed it was originally acquired for £16 million by Lonrho (as the company was then named) in 1969. We have supported Ashanti and its management in a variety of ways over the years, most recently by injecting $75 million of new capital when the company was struggling to overcome the financial difficulties stemming from its hedging programme in 1999. We did this because we believed – rightly as it turns out – that the terms on which Ashanti's Bondholders were being invited to subscribe for new shares would result in excessive dilution for the rest of the shareholders including ourselves. Furthermore we wished to retain a sufficient shareholding to protect our position in the negotiations about the ultimate ownership of Ashanti which we were confident would eventually come to pass. We hope that our shareholders now accept the wisdom and foresight of this step.

We are pleased to have played a role in the development of this important African company over many years and will follow keenly its further development. Should this transaction be completed we will receive 10.4 million shares of AngloGold. No decision has yet been taken in respect of any future stake we may hold in the merged entity.

Our principal operating company is Lonplats in South Africa where we mine, smelt and refine platinum group metals, with our primary product being platinum. Since 1990 when we acquired the Karee mine, our competitor, Impala Platinum, has owned a 27% interest in Lonplats. The associated contractual arrangements (including joint board representation and constraints on the change of control of Lonmin) have restricted our freedom to develop and implement an independent strategy for Lonmin, notwithstanding the fact that our relationship with Impala has always been open and constructive and that they have been a good partner.

In mid 2002 the South African Minister of Minerals and Energy announced a new Act setting out the Mining Charter under which companies will have to meet certain criteria in order to qualify for a "new order" mining licence. One of these is that at least 15% of the share capital should be in the hands of Historically Disadvantaged South Africans (HDSA's) within five years of the legislation becoming effective.

Shortly before the year end we announced that we had signed a non-legally binding Memorandum of Understanding with Impala under which:

- Impala will sell its 27.1% shareholding in Lonplats,
- of this, 18% will be taken up by a new company, Incwala Resources (Pty) Limited (Incwala), formed for this purpose and initially owned in equal shares jointly by Impala and ourselves, at the cost of $531 million, and
- Lonmin will acquire the remaining 9.1% of Lonplats for an estimated net $242 million, taking its interest in Lonplats to 82%.

It is the stated intention of Impala and ourselves progressively to reduce our shareholdings in Incwala to the point where we are no longer in joint control by introducing a broad base of qualified HDSA shareholders. Ultimately it is our intention that Incwala – which will retain an 18% shareholding as our partner in Lonplats – will be developed as an independent, commodity diversified mining company to act as a flagship BEE company in the South African mining industry. We plan to introduce appropriate HDSA management at the earliest opportunity and then to list the shares on the Johannesburg Stock Exchange with a broad distribution to retail investors thus making a significant contribution to broader share ownership and the development of deeper and more efficient capital markets in South Africa. We are committed to Incwala's success, as can be seen from the composition of the initial Board comprising Impala's Peter Joubert and Keith Rumble, and myself as non-executive directors. The non-executive chairman will be Brian Gilbertson and Ian Farmer will take the role of Chief Executive. David Brown of Impala will become Incwala's Finance Director.

Assuming we are able to bring these initiatives to a successful conclusion we will have removed the constraints on our corporate strategic development and more than satisfied the HDSA ownership criteria to ensure that we will qualify on this count for a "new order" mining licence. The Group will continue to explore the best ways of delivering additional shareholder value in the years ahead.

We were pleased to welcome Michael Hartnall to the Board during the year. He has behind him a long and distinguished career most recently as Finance Director of Rexam Plc. Michael has taken over from Sir Alastair Morton as Chairman of the Audit Committee where he is already making a most useful contribution.

Finally I should like to thank the management, staff and employees for their contribution to results which in all the circumstances are very satisfactory. This is a fine company in an exciting sector of the natural resource industry. It is well run by a highly experienced management and I hope we as a Board have also demonstrated a willingness to tackle energetically the strategic issues with which we are confronted.

Sir John Craven, Chairman

CONTRAST, CHANGE AND CHALLENGE, CHARACTERISED THE YEAR UNDER REVIEW.



A 29% increase in the price for refined platinum contrasted sharply with a 40% drop in the price of palladium and a 38% drop in the price of rhodium. The signing of a non-binding Memorandum of Understanding opened the way to a fundamental change in our contractual relationship with Impala and a December explosion in the new No.1 furnace, presented us with a serious challenge to maintain our published expansion profile.

Against this background, I am delighted to be able to report that whilst containing the year on year Rand per pgm ounce cost increase to 12%, in line with South African inflation as it affects the mines, we were able to break all previous production records.

Turnover increased by 12% to $779 million. This was the result of increased pgm prices and additional production off-set by a reduction of $55 million which was last year's turnover from the Zimbabwean gold mines sold at the beginning of the year. Earnings per share, however, fell by 57% largely due to the effects on the tax charge of a 26% appreciation of the Rand against the U.S. dollar. Underlying earnings per share, which excludes the effect of exceptional items and the exchange adjustments in the tax charge, were 87.2¢ per share a decrease of only 11% over the previous year.

Free cash flow per share rose from a negative 4.6¢ per share last year to a positive 48.2¢ per share.

These solid underlying financial results were the consequence of a strong production performance at our Platinum mines.

Tonnes milled at 14.2 million, were up 26% year on year. Production of refined platinum was 23% higher at 932,867 tr. oz, which comfortably exceeded our published expansion target.
In December 2002, a serious explosion occurred in the No.1 furnace some nine months after its commissioning. The most likely cause was refractory displacement which allowed water from the copper cooling system to come into contact with the furnace bath and the resulting explosion put the furnace out of operation for the rest of the year. Repairs and necessary modifications have now been completed and re-commissioning is expected over the coming calendar year end.

Contingency plans were in place for such an eventuality including the re-commissioning of the Merensky and Pyromet furnaces and the sending of concentrate to Impala for toll smelting. This resulted in an addition to our smelting costs of some $8 million for the former and $26 million for the latter.

Record breaking, however, was not limited to production and again I am delighted to report that all three mines improved considerably on last year's disappointing safety record. Two of the three mines achieved the rare two million fatality free shift status, one mine achieved the one million fatality free status twice during the year and the Western Platinum mine for the first time ever was "fatality free" for the whole year. Both management and miners are to be commended for these considerable achievements. Hard rock underground mining however, remains inherently dangerous and, although they did not all occur underground, unfortunately there were six fatal accidents during the year. Our sympathies and material help have been extended to the families concerned.

The pgm markets are dealt with in some detail further on in this report, but it is worth highlighting that the realised value of the basket of metals rose by 7% year on year and the price of platinum, our principal product, rose to a 23 year high towards the end of the period. Demand was buoyed by increased automobile consumption of catalytic converters required to clean up exhaust emissions as the world strives for ever cleaner air and heavy duty diesel engines are included for the first time in this initiative. We expect the Platinum supply and demand balance to remain influenced by a potential, if not actual, deficit for some time to come.

Our overall production expansion target of 1 million ounces of annual Platinum production by 2008 remains firmly on track. The Karee 4 and the Hossy and Saffy vertical shafts are either on or ahead of budget both in timing and cost. Whilst our South African expansion programme remains our core business we will continue to pursue our objective to economically produce some pgm's outside this traditional area. In this context the two ventures in Western Australia did not convince us that our objectives could be met and we thus did not proceed with either, although, the Panton Sill project did provide us with valuable process data which has the potential to improve efficiencies in our South African mines.

The Memorandum of Understanding signed with Impala has the potential to greatly simplify our corporate structure whilst at the same time opening up a clear path to conforming with equity requirements of the South African Government's Black Empowerment initiatives.

Equity transfer is however, only one of the requirements and I am pleased to be able to report that the most recent independent audits of our progress in employment equity; social and corporate investment and procurement, show that significant progress has been made in all these areas and we remain confident that we will achieve timely compliance with the requirements for the granting of a "new order" mining licence.

The HIV/AIDS pandemic remains of great concern to us and for some years now we have had programmes in place which were aimed at curbing the spread of the disease. From 1 December 2003, which is World Aids Day, we will extend our interventions by providing anti-retroviral drugs (ART) to employees through our overall health-care arrangements. The combined effect is expected to improve productivity, reduce absenteeism and extend the working life of Aids sufferers.

During the year a fully tested financial model prepared by the Actuarial Society of South Africa was used to project the total additional future costs of HIV/AIDS including the provision of ART.

This model shows that the total additional cost will peak in 2006 and will represent approximately $6 per pgm ounce of production.

Having previously taken the decision to transform Lonmin into a pure Platinum producer, we set ourselves in 2000 three strategic objectives. They were to remove the Impala change of control clause, to maximise the value of our shares in Ashanti and Indepgold and to expand our South African operations to an annual Platinum production level of 1 million tr. oz. by 2008. A fourth objective was added in 2002 which was to comply with the Government's proposed BEE charter.

Each of these objectives has either been achieved or is the subject of a clearly established course leading to its achievement.

A further objective to competitively produce a quantity of pgm's outside South Africa after 2008 is in hand.

During the coming year we remain confident that the Platinum supply and demand balance will continue to provide attractive prices. This year's Platinum production included some 30,000 tr.oz. of non-repeatable production so a more representative production figure for the year would have been around 900,000 tr. oz. We expect to marginally improve on this figure during the coming year.

Finally, I would like to add to the sentiments expressed by the Chairman my own very sincere thanks and appreciation to all my colleagues, at all levels, for a very solid year's performance.

Edward Haslam, Chief Executive

ANOTHER EXCEPTIONAL OPERATING YEAR – TOTAL PGM PRODUCTION INCREASED BY 20% TO 1.76 MILLION OUNCES.



Key operational events

Mining Lonplats again had an exceptional operating year, breaking all previous production records and increasing milled tons by 26% over the previous year, while maintaining stockpiles of over one million tons of ore. Underground production increased by 280,000 tons, and the new opencast section contributed an additional 2.7 million tons to give a total of 14.2 million tons mined and milled. Concentrator recoveries on the opencast section, while lower than for underground ore, exceeded expectations.

Regretfully, although the number of fatal accidents decreased from 11 in 2002, there were six fatal accidents during the year, (five mining and one at the smelter). However, the resulting 2003 fatality rate of 0.092 fatal accidents per million man-hours worked compares favourably with similar operations around the world; for example the 10 year average for the Australian mining industry is 0.1. All three mines achieved millionaire status (one million fatality free shifts worked) with both Western and Eastern Platinum achieving double millionaire status, and Karee Mine achieving millionaire status twice. Western Platinum Mine also became the first of our mines to complete a financial year without a fatality and shortly after year end recorded 3 million fatality free man shifts.

Smelting and Refining On 26 December 2002 an explosion occurred on the south matte tap hole of the No. 1 Furnace at the metallurgical services operations resulting in a shut down of the smelter. A team consisting of Metallurgical Services and Hatch (the consultants used during the design and construction of the No. 1 Furnace) launched an extensive investigation into the cause of the failure. The conclusion reached was that hot matte had come into contact with the deep matte waffle cooler resulting in a release of water into the furnace and a subsequent explosion, which destroyed the deep matte waffle. A review of the original design indicated that improvements could be made to the monitoring and process control systems, feed blending systems, the refractory lining, the copper waffle cooling system, and the tap blocks. These design improvements, which together with the re-build costs will total some $20 million, should significantly reduce the risk of a similar incident. An aggressive re-training programme has been launched in conjunction with the changes mentioned above and it is expected that commissioning of the repaired furnace will commence during late December 2003 with the first matte tap scheduled for January 2004.

Contingency plans were put in place soon after the explosion and included the recommissioning of the Merensky and Pyromet furnaces, and the signing of an agreement with Impala Platinum to toll treat a portion of our concentrates.

The additional costs incurred amounted to some $34 million, but these plans, together with a sterling performance from our refineries, resulted in the bulk of the mines record output being converted into refined metal. Refined platinum production increased by 23% to a record 933,000 ounces, whilst total PGM production, (including gold), increased 20% to 1.758 million ounces, with Impala treating some 330,000 of these ounces. Some 30,000 platinum ounces were realised from the draw-down of historical stocks at our precious metals refinery, and are therefore, non-repeatable.

Unit costs

Processing and toll treatment costs increased substantially due to the smelter incident, and yield into matte decreased mainly as a result of the increased opencast throughput. The satisfactory increase in production, however, partially negated the knock-on effects of the latter and the cash costs per PGM oz (excluding royalties) rose 12.1% to R1,996. This was a satisfactory result given the poor start to the year occasioned by the smelter explosion. The marked strengthening of the Rand/$ exchange rate by an average 26% during the year has, however, resulted in an increase of 51% in the $ cash cost per PGM ounce (excluding royalties) from $168 to $254.

Progress towards production target of 1 million oz

Pandora Mine is still awaiting a Section 9 mining authorisation permit from the South African Department of Minerals and Energy. Our inability to proceed with this planned expansion has had an effect on our medium to long term production planning.

The Saffy Shaft at Eastern Platinum made very good progress during the year and we now expect production to commence from this shaft some 18 months earlier than planned in circa July 2005.

The Karee 4 Shaft project has, likewise, enjoyed accelerated progress during the year, and production from this shaft complex is now expected in the first quarter of calendar 2007, some 15 months earlier than planned.

The Hossy Shaft complex remains on schedule for first production in the first quarter of calendar 2005.

We remain confident in our ability to achieve our long term production target of 1 million oz Pt by 2008.

Capital expenditure

Capital expenditure for the year was in line with our forecasts at $161 million. During the course of the year a detailed review of capital expenditure was undertaken by Lonplats for the 11 year period 2000 to 2010. This was considered necessary given the strength of the Rand; expansion projects will not be affected, but lower priority capex will be slowed. We have now planned our capital expenditure profile for the next few years as shown in the table below.

The total of $1,073.6 million equates to circa R 9.7 billion assuming the following exchange rates: average to 2003 – R 8.41; forecast 2004 – R 8.19; forecast 2005 to 2010 – R 10.12.

Mineral resources

The total proven and probable reserves of PGM's and gold at 30 September 2003 were 75.8 million troy ounces compared to 76.8 million at 30 September 2002.

Research projects

A major research effort has been underway at Lonplats for some years aimed at reducing the number of people exposed at the rock face and to reduce the potential impact of HIV/AIDS.

Capital Expenditure for 11 year Period 2000–2010		**Spent 2000–2003 $ m**	Budget 2004 $ m	Balance of spend to 2010 $ m	Total foreseen September 2003 $ m	Total foreseen September 2002 $ m
Project	– Shafts	**180.2**	53.9	109.9	344.0	345.5
Capital	– Smelter	**59.0**	16.9	0.0	75.9	53.9
	– Environment	**19.0**	3.4	0.0	22.4	24.5
	– Process Improvements	**2.0**	2.6	4.6	9.2	9.3
	– Housing & Mining Charter	**8.9**	7.6	14.1	30.6	18.7
	– Pandora JV	**6.1**	2.5	128.4	137.0	120.1
	– Opencast	**53.1**	1.8	0.0	54.9	53.4
	– Other	**73.1**	17.7	29.7	120.5	72.9
Sub-total Projects		**401.4**	106.4	286.7	794.5	698.3
Ongoing Capital		**141.0**	43.3	94.8	279.1	221.0
Grand Total		**542.4**	149.7	381.5	1,073.6	919.3



Experimental rock cutter with ULP loader removing cut material

Mineral Reserves **PGM's and Gold troy oz millions**	**2003**	2002
Proven	**2.76**	2.61
Probable	**73.02**	74.19
Total	**75.78**	76.80

(See www.lonmin.com for a more detailed analysis of mineral reserves)

In our progress towards full cycle mechanisation and automation (M & A) we measure our progress by the tons and metres of ore removed by methods other than hand held equipment. We aim to have only 30% of development metres developed by hand held equipment by 2008. The M & A strategy is anticipated to mature in 2010, at which time the aim is to have only 50% of reef tons removed by hand held equipment.

Narrow Reef Miner (ARM) Trials at Rowland Shaft continued to make good progress. The prototype rock cutting machine successfully completed the first two phases of the project. During these two phases over 250 linear meters (900 cubic metres) of UG2 ore were excavated. The third phase of this project will introduce the second generation production ARM machine towards the end of 2003.

Ultra Low Profile Machines (ULP) This project set out to prove the innovative ultra low profile set of equipment (face drill, roof bolter and scoop). This project successfully demonstrated the equipment functionality, equipment performance and system interface. This project now enters the final phase and will prove that machine and people can successfully be integrated in a mining system within the narrow tabular platinum ore bodies safely and productively.

New Era Loco This project which has successfully completed the initial trials provides locomotive controls at both ends of the conveyance thus eliminating the restricted vision dangers inherent in the traditional push/pull system. The roll-out and technology transfer of this equipment has started and will be phased in on all Lonplats operations over the next 5 years.

Drill-Loco Development Rig This simple yet innovative project has successfully completed exhaustive production trials. This machine provides a practical method in totally removing any arduous hand-held drilling operations within the development process, thus providing a safer working environment for operators with more skills and better rewards.

Fuel Cell Technology Lonplats is the only platinum producer actively pursuing the application of this technology in its operations. Plans are well advanced for the introduction of the first underground fuel cell powered ULP load-haul-dump machine (LHD) in the near future.

People People are the foundation of the Lonmin M & A programme. The skills required for our re-engineered processes are vastly different to those needed in the past. We are actively developing 21st century skill matrices and nurturing internal talent, which is fundamental to ensuring the sustainability of the re-engineering process.

DESPITE RECENT SHORT-TERM PRICE VOLATILITY, LONG-TERM DEMAND FUNDAMENTALS FOR PLATINUM REMAIN STRONG.



The year just ended saw the market price for platinum, increase by 29%, as fundamental economic influences were compounded by global socio-political uncertainty and sustained speculative activity. During this period we worked with our traditional customers and markets to offer reassurance and support for a long-term growth strategy for PGM's to ensure long-term sustainable markets would not be compromised by short-term price volatility. The total sales achieved in the year to 30 September 2003 were 903,000 ounces of platinum and 405,000 ounces of palladium.

Price growth Tension and uncertainty in the build up to war in Iraq saw a weak dollar and a flight to gold. The attraction of precious metals as a home for surplus investment funds was not lost on platinum and, whilst rumours abound as to the viability of some of the South African mine expansions, we witnessed a price spike in the second quarter followed by sustained price growth through to the year end. Underlying these symptomatic price reactions was strong platinum demand from the automobile catalysts and the global jewellery markets.

Chinese demand China retains a jewellery-buying public eager to purchase and wear white metal and, whilst SARS had a major effect on sales during the early spring buying period, we have seen subsequent renewed consumer interest and the introduction of VAT-free platinum trading on the Shanghai Gold Exchange.

Platinum Guild International We continue to sponsor the Platinum Guild International, who undertook a major jewellery rebranding program during the year, aiming to reinforce the traditional markets of Japan and the US, maintain the growth momentum in China and expand into India, Korea and Taiwan. Our aim is to consolidate platinum's position in markets where its unique attributes and value are recognised.

Autocatalyst demand Automobile catalyst demand was strong during the year and is forecast to continue to grow in the next two to three years. Platinum demand was underpinned by a general tightening of pollutant emissions legislation across the G7 countries, broader application of standards in the developing world and the rapid expansion of diesel vehicle markets. We estimate that diesel accounts for over 40% of current Western European light vehicle sales as consumers continue to be attracted by the dual benefits of cheaper fuel and improved fuel efficiency.

Palladium Two years ago many of the automobile manufacturers initiated development programs to substitute palladium with platinum in gasoline engine catalysts due to the then prevailing volatility of palladium supply and pricing. This was evident in consumption patterns in the first half of this year but whilst platinum's current premium over palladium could reverse this trend, the consequent impact should not be over emphasised. Palladium prices continued to fall during the year, dropping below $150/oz as inventory drawdowns by the automobile manufacturers, compounded by increased Russian sales, maintained significant downward pressure on the market. Demand was uncovered at these low levels from both investment funds and consumers, strengthening the prices in the second half.

Other Platinum Group Metals Performance from the other platinum group metals in Lonmin's basket was flat to weak. Rhodium usage in automobile catalysts did increase marginally but was not reflected in the market price due to high inventory levels.

Fuel cell technology Fuel cell market development continues as many automobile companies put demonstration models into production and other initiatives include a recently announced prototype of a hydrogen-powered plant for combined home and vehicle usage.

In conclusion, we anticipate continued fundamental strength in the PGM markets, particularly platinum, and have developed a marketing strategy enabling Lonmin to continue to benefit from this trend.



PEOPLE

INVESTING IN OUR PEOPLE IN SOUTH AFRICA IS NOT JUST A DEMAND THAT MUST BE MET, IT'S A PHILOSOPHY WE BUY INTO.



Staff retention is important to Lonmin. Relationships with our business and non-business partners are crucial to operational success.

Our workforce is predominantly South African. Local migrant labour originates mostly from the Eastern Cape. 29% of our workforce are migrant workers from neighbouring countries.

We subscribe to the principle of freedom of association. 83% of our employees in South Africa are represented by their choice of labour organisation.

We retain employees by ensuring the workplace is free from any form of discrimination, that there is disciplined behaviour, open communication and fair employment practices. Remuneration packages are above industry averages.

Education and training Educational development is promoted to all employees. This year Lonplats assisted 49 students with external studies. Some 61% of these were HDSA's. Internal training divides into technical and non-technical. Technical training encompasses core skills. Non-technical training comprises: people development, including Adult Basic Education and Training (ABET), management and leadership development, training, scholarships and bursaries. This year we obtained ISO 14001 certification for training.

Across the operations, this year we invested $8.0 million, the equivalent of 5.8% of the wage bill in education, training and development. This includes bursaries and scholarships. The bulk of this expenditure was aimed at HDSA's.

Employment equity Our employment equity (EE) targets comply with the South African Employment Equity Act of 1998. This promotes human diversity and seeks to increase empowerment and give equal opportunities without discrimination.

A formal EE plan is in place and fulfilment of our target will mean we will exceed the required weighted average of 50% HDSA management by 2005. A member of the Employment Equity Committee attends all recruitment and selection interviews, excluding Board appointments, to ensure transparency and fairness.



HDSA's and management roles More than 55 HDSA employees have been fast tracked for future middle and senior management positions. 3 of the 14 senior management candidates are women. Presently, 19% of our 300 senior and middle managers are HDSA's. Some 47% of junior management are HDSA's. We target a weighted average of 50.6% HDSA participation across junior, middle and senior management by 2005.

Women Unfortunately the number of women in the South African workplace remains low. This year we employed 432 females; 2% of the workforce. This figure represents 11.6% of surface positions. 6% of managerial grade employees are female. Our challenge is to meet the Mining Charter target of 10% representation of women in mining by 2008. We are engaged with empowerment groups to ascertain new ways of female participation in the industry and to create an environment across all our operations conducive to empowerment of women.

61%

of students with external studies assisted by Lonplats this year were HDSA's.

WE DON'T JUST BUILD ACCOMMODATION, WE BUILD HOMES AND INFRASTRUCTURE FOR FAMILIES.


1660
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Lonplats supports initiatives that encourage economic independence within its areas of operation.

The Business Trust The Business Trust is a South African business initiative working with Government to expand job opportunities and develop human capacity. Over the past five years, Lonplats has made an annual contribution of $164,600.

Vegetable farming The Itireleng farming project is an initiative with the Bapo Ba Mogale community. Lonplats supplies water, seed, farming utensils and contributes towards training in agricultural entrepreneurship and financial skills by external experts. With this farmers develop their own vegetable businesses. 36 people, 20 of them women, are involved in the farming project.



Furniture making and woodwork Lonplats has donated $25,300 to 'Furntrain'. This is a skills development project in furniture-making and woodwork in the North West Province. This centre is a JV between government, the private sector and foreign investors. It is one of the fastest-growing training centres in the region. 'Furntrain' assists unemployed youth and mine employees who are no longer fit enough to work underground.

Rural development Lonplats has committed $634,517 to the socio-economic development of the traditional rural recruiting areas for our operations. We provide home-based care networks for employees with AIDS and / or other serious disabilities, water and sanitation services and infrastructure investment, and give assistance with agricultural and small business development.

$3.3m

Allocated to housing development within our operational region.

Housing and infrastructure development Lonplats continues to assist with accommodation for its employees and the community. 32% of the workforce who qualify for single quarters accommodation have opted for housing allowances to purchase their own property. This year $3.3 million has been allocated to housing development.

Marikana Housing Development Project (MHDC) The MHDC is a non-profit company established, and funded, by Lonplats. Residents of Marikana have named the town "Boitumelo", which means "happiness". The MHDC currently owns 1,149 houses in Boitumelo. We plan to construct 2 000 more houses over the next five years costing some $15 million. We budgeted $633,000 for infrastructure this year including a JV with the Department of Education to build a primary school to accommodate 800 learners. The school should be completed in 2004.

Low-density housing: Mooinooi Mooinooi, one of the residential towns close to the operations, provides company housing for many of our skilled employees. We have constructed 65 modern new houses and developed 200 additional residential stands with a view to establishing a viable property market there.



Reconstruction and development project (RDP) The RDP housing project is building 650 high-density two-roomed houses by March 2004. We expect it to change the lives of many families currently living in informal settlements around Boitumelo.

FUNDING THE LARGEST VOLUNTARY HIV TEST IN SOUTH AFRICA IS A SIGN OF OUR COMMITMENT TO THE HEALTH OF OUR WORKERS.


Scoring isn't everything
defense is
LONMIN
PLATINUM
LONMIN leading the way in AIDS prevention

Maintaining the health of our employees is a primary objective. We have developed programmes to improve workplace conditions and eliminate illness and disability related to the workplace environment.



Occupational health programme The basis of our occupational health programme is continual assessment and management of potential occupational exposure risks to our employees and contractors. The programme focuses on pre-employment, routine, annual and exit medical screening examinations to certify employees are fit to perform their jobs and to ensure the early detection of any occupational diseases. In 2003 we spent $212,000 on the occupational health management programme.

HIV prevalence survey The Group is cognisant that HIV and AIDS pose a serious threat to society and the economy. During 2003 approximately 11,000 employees of Lonmin, almost 60% of the workforce, participated in an anonymous saliva-based HIV prevalence survey. The purpose of the study was to establish the magnitude of the HIV pandemic within our operations. This was one of the largest company surveys conducted in one operation in South Africa.

The survey confirmed that 25% of Lonplats employees are HIV-positive. The HIV-positive prevalence ranged between 9% at our central operations to 26% at Karee Mine. A series of workshops and information sessions were held to convey the results of the survey to all employees and to emphasise the implications of the pandemic. The size of the sample meant the results were statistically representative and could be used for financial modelling. The results indicated that HIV prevalence will peak circa 2006 at 26% and the prevalence would then be reduced to below 20% again, circa 2011, as a result of our interventions. It showed that deaths as a result of AIDS should be expected to peak around 2011. The additional cost of HIV/AIDS, including the provision of ART, is expected to peak in 2006 at about $6 per PGM oz, an overall annual cost of $12 million.

Anti-retroviral drugs (ART) There are many programmes aimed at curbing the disease's spread. One of these is the provision of ART aimed at increasing the life expectancy and quality of life of workers with HIV/AIDS. There are many other programmes in place aimed at stopping the spread, providing better nutrition and reducing sexually transmitted diseases.



60%

of the workforce, participated in an anonymous saliva-based HIV prevalence survey.

Home-based care programme Our home-based care focuses on local communities and rural labour recruiting areas. This enables care for terminally ill patients and support for family members. Locally, 29 volunteers were trained as caregivers during the reporting period, some based at our hospital, with others deployed to community clinics. In 2003 expenditure on our HIV/AIDS awareness and education initiatives amounted to $253,000.

SUPPORTING THE GROWTH OF LOCAL CULTURE IN REAL TERMS – IT'S A POLICY THAT IS CENTRAL TO COMMUNITY WELFARE



One of the Group's main focuses is to create and sustain an environment that will instill a culture of lifelong learning.

Adult Basic Education and Training programme The Adult Basic Education and Training programme (ABET) is considered to be the foundation for the lifelong learning within Lonplats. The ABET expenditure for the year totalled approximately $380,000. A strategy has been embarked on that will expand the ABET interventions to meet the requirements of the Mining Charter and other relevant national and industry challenges. There is also a focus on developing and maintaining healthy partnerships with Government institutions and our local communities. The primary concern is to equip employees with the necessary education, training and skills that provide them with information they, and their families, can use for the rest of their lives. Every employee has the opportunity to participate in ABET and become functionally literate.

Highlights of 2003 include ISO 9001 certification, accreditation as a learning provider and the achievement of an average pass rate of 84% for ABET, one of the highest pass rates in the industry. Lonplats is committed to having 50% of its workforce literate by 2007 and will continue to motivate its workforce on the benefits of further training and self-development.



$375,000

spent to equip employees with the necessary education, training and skills that provide them with information that they and their families can use for the rest of their lives.

Community education Lonplats continues to support a number of external educational projects. Approximately $70,000 was spent during the year on educational projects in the communities surrounding the mines. These projects focused on improving educational conditions through renovation, electrification and upgrading of classroom facilities. Computer skills training for selected residents in the Reedville community, adjacent to the Refinery, was also provided to enhance their employability in the wider job market.

Recreational facilities Community welfare remains a primary objective and to this end Lonplats continues to promote recreational facilities especially in the area of track and field events and football.



Ubunye One of the ways in which employees are included into all areas that affect their lives is through the "Ubunye" process. "Ubunye", an Nguni word meaning "oneness" or "togetherness", is a process that brings internal stakeholders at Lonplats together so that they work in harmony while still recognising their cultural diversity. "Ubunye" ensures equity and stakeholder input in decision-making and corporate governance processes and ensures a collective drive to achieving our vision. Working groups are established to address specific issues such as new policies, job grading and banding.



ENVIRONMENT

WE REMAIN COMMITTED TO LAND MANAGEMENT THAT RESULTS IN MINIMAL DISTURBANCE AND ENVIRONMENTAL IMPACT.



We measure our environmental performance in South Africa by natural resource consumption and environmental impact.

Land management and rehabilitation We are committed to compiling land management plans so we protect, manage and enhance beneficial land use. We are reviewing the amount of land currently available for rehabilitation at the operations and setting targets for rehabilitation. Environmental impact assessments are an integral part of new projects.



Energy The primary source of energy used in mineral extraction, processing and refining is electricity supplied by Eskom, South Africa's national electricity utility.

Water is used as an industrial solvent and cooling agent in the processing plants. The production units have reduced water consumption through improved metering, good housekeeping, improved process technology and recycling of process water.

Emissions management Lonmin supports global initiatives towards reducing greenhouse gas emissions, including the United Nations' Framework Convention on Climate Change and the Kyoto Protocol. During 2003, CO_2 emissions at the operations increased by 51%. Approximately two-thirds of this total was a result of indirect emissions from electricity, the balance from on-site diesel, fuel, coal and burning fuel consumption. We developed several tools over the past year to assist in effective management of air emissions, including air quality management guidelines.

Recycling All Company-operated general landfill sites are now officially licensed. Significant progress has been made in implementing strategies for general and hazardous waste management at all the mines. This year we have made progress towards increasing recycling at the operations. Scrap metals are recovered for re-use, while paper, plastic and used oil are sold to recycling dealers. Unsustainable wood harvesting remains a serious environmental issue in Africa. To help prevent tree felling in our areas of operation, we have given the local community access to our salvage yard for wood previously used in underground operations for firewood.

Land reclamation The Group continually aims to minimise land disturbance and is committed to restoring disturbed land to a productive or usable state.

Lonmin Platinum Pollution Control Trust Fund The Lonmin Platinum Pollution Control Trust Fund addresses the financial burden to restore the disturbed land and prevent potential pollution occurring and is based on estimated future cost and calculated on a discounted basis. The fund has a current balance of $3.3 million, against a currently estimated liability of $20 million, representing the maximum tax deductible contributions allowed by the South African Government to the end of 2003.



Water management Surface water quality monitoring is conducted monthly including process and discharge water. Receiving water bodies are monitored for physical and chemical properties to check the impact of the mine. Groundwater boreholes are monitored quarterly to check the impact of tailings dam seepage.

EMPLOYMENT EQUITY AND SKILLS DEVELOPMENT

Achievements to date

All employees provided with functional and numeracy improvement opportunities.

5.8% of payroll used for skills and human resource development.

More than 19% of HDSA employees have already been identified and fast tracked in the organisation for middle and senior management positions.

Non-discrimination against foreign migrant labour per government and industry agreements.

Actions

The development of career paths for HDSA employees, including skills development.

The establishment of empowerment group mentoring systems.

50% HDSA participation in management by September 2005.

Plan being implemented for 10% of the workforce to be women within five years.

HDSA PROCUREMENT POLICIES

Achievements to date

Assisting BEE suppliers and service providers on a sustainable basis and encouraging existing Lonplats suppliers and service providers to adopt and implement their own BEE procurement policies.

Lonplats' procurement from HDSA companies represents some 19% of its total company spend.

Lonplats has joined the South African Mining Preferential Forum to access the over 230 accredited HDSA suppliers.

HDSA EQUITY SHAREHOLDING

Achievements to date

Memorandum of Understanding signed with Impala.

Discussions ongoing regarding the introduction of HDSA shareholders into Incwala Resources (Pty) Limited.

Actions

Incwala Resources (Pty) Limited formed as basis for BEE controlled company to own 18% of Lonplat's equity.

CORPORATE SOCIAL INVESTMENTS

Achievements to date

Lonmin is co-operating with Government to address integrated development plans.

Consultation with stakeholders established measures for improving the standard of housing and hostels. The promotion of family units and home ownership.

R70 million invested in housing development projects to date.

Rural development initiatives established in labour recruiting areas.

24 sanitation projects at 15 schools in the Eastern Cape are currently being implemented.

HIV – Anonymous saliva based prevalence study of 11,000 employees confirmed 25% infection rate likely to peak in 2005 at 26%.

Actions

A further R70 million spend on housing over the next five years.

Total of R200 million budgeted to be spent on CSI by the year 2005.

The Group has agreements over seven exploration projects – two projects elsewhere in the Bushveld, and five projects beyond South Africa.

Acquisition opportunities within the PGM industry are limited. Consequently, our exploration portfolio aims to generate opportunities for geographically diversified growth.

There is a close association between PGM's and nickel-copper sulphide mineralisation; a striking example being the Sudbury deposits. We intend to focus additional efforts in this area.

Lonplats has processed a modest amount of autocatalysts but given the focus on refurbishing, commissioning and operating the new furnace under normal feed conditions, recycling initiatives have been placed on hold.

Australia

Panton Sill Project Lonmin holds 44.3% of Platinum Australia Limited (PLA), after underwriting a rights issue in November 2002, mainly to fund completion of the Full Feasibility Study on the Panton Project. That study, completed in August 2003, concluded the Project was technically sound. Annual output of 80,000 ounces of high grade platinum, palladium and gold concentrate, suitable for feed into a precious metals refinery, could be produced from a milling rate of 600,000 tonnes a year. However these factors were insufficient to overcome the palladium price's decline and the strengthening of the Australian dollar. Therefore this Project is on hold.

Lonmin and PLA have filed patent applications for their intellectual property rights in the Calcine-Leach-Metals Recovery Process.

Munni Munni In March 2003, Lonmin withdrew from Munni Munni and sold its 11.8% equity interest in Helix Resources Limited for $0.7 million.

North America

Sudbury Camp Joint Venture (SCJV) An initial $4.5 million expenditure commitment to the SCJV was completed in March 2003.

The SCJV incorporates 18 properties around the Sudbury Basin. So far the majority of expenditure has been on the Windy Lake property. Early exploration has discovered minor PGM mineralisation on two offset dyke properties. Exploration will continue on these three properties next year.

Union Bay, Alaska The JV continues to explore the platinum-rich mineralisation of the Union Bay area, South East Alaska. Detailed channel sampling has returned encouraging multi-gramme platinum grades over one or two metres. The geology is complex however, and a full review of the results will be undertaken before we make the decision on the next phase of exploration funding.

Tanzania

Mibango and Luwumbu This year air core and diamond drilling were carried out across prospective areas defined by the Mibango JV. Samples for analysis have been despatched to Australia.

In June, Lonmin entered into an agreement to explore the Luwumbu project, Southern Tanzania. An airborne geophysical survey delineated a layered intrusive complex. Follow up field exploration identified areas of anomalous PGM and nickel values in surface soils. Results for both of these projects will be available before any decision is made on funding next season's exploration programme.

South Africa

Loskop projects Exploration near the Loskop Dam, Eastern Bushveld comprises JV's on adjacent areas. These projects have a strike length of over 30km with several PGM mineralised layers.

Promising targets for PGM mineralisation will be drill tested next year. On the Boynton JV, a detailed helicopter-borne aeromagnetic survey was implemented.

BOARD OF DIRECTORS


Edward Haslam


Ian Farmer


Peter Ledger


John Robinson


Sir John Craven

Executive Directors

Edward Haslam (59) Chief Executive
Appointed a director in 1999 and chief executive in 2000. Joined Lonplats in 1987 as marketing director and was appointed its managing director in 1997, he remains the executive chairman of Western Platinum and Eastern Platinum. He is a director of Furuya Metals Co. Limited, Tokyo.

Ian Farmer (41) Director, Corporate Development & Marketing
Appointed a director in 2001 with responsibilities for marketing, investor relations and corporate development. Joined the Company in 1986 and transferred to a group company in Zambia in 1990. In 1995 he was appointed finance director of Lonplats in South Africa, which position he relinquished upon his transfer to London in 2001. He is a director of the International Platinum Association.

Peter Ledger (54) Executive Director and Managing Director, Lonplats
Appointed a director on 21 November 2002. A mining engineer, he joined the Lonmin Group in 1988, was appointed operations director of Lonplats in 1997 and its managing director in 2000.

John Robinson (49) Finance Director
Joined the Company in 1979 as a financial analyst and held a subsequent post as a finance executive working with the mining operations. Appointed finance director in 1999.



Roger Phillimore



Sir Alastair Morton



Dr Sam Jonah



Peter Godsoe



Michael Hartnall

Non-Executive Directors

Sir John Craven (63) Chairman
Appointed an independent non-executive director in 1997. Former member of the board of managing directors of the Deutsche Bank AG and chairman of Deutsche Morgan Grenfell Group Plc. Non-executive director of Reuters Holdings plc and Chairman of Fleming Family and Partners Limited.

Roger Phillimore (54) Deputy Chairman
Appointed an independent non-executive director in 1997. Chairman of the nomination and remuneration committees, and a member of the audit committee. Formerly joint managing director of Minorco. Non-executive director of Aber Diamond Corporation.

Sir Alastair Morton (65) Senior Independent Director
Appointed an independent non-executive director in 1998. A member (and to 30 September 2003, chairman) of the audit committee and a member of the remuneration committee. Former chairman of Strategic Rail Authority, he is the Honorary Chairman and former executive co-chairman of Eurotunnel.

Dr Sam Jonah, KBE (54)
A director since 1992, he holds no executive role with the Company. In 1969 he joined Ashanti Goldfields Company, of which he became chief executive in 1986. He is a director of Commonwealth Africa Investment Fund Limited and other non-group companies.

Peter Godsoe (65)
Appointed an independent non-executive director in 2001. He is a member of the nomination committee and the remuneration committee. Chairman and chief executive officer of Bank of Nova Scotia, he is a non-executive director of Empire Company Limited and Ingersoll-Rand Company.

Michael Hartnall (61)
Appointed an independent non-executive director on 8 May 2003. A member (and from 1 October 2003, chairman) of the audit committee and a member of the remuneration committee. A chartered accountant and former finance director of Rexam Plc, he is also a non-executive director of BAE Systems Plc and Elementis Plc.

Dividends

The Board recommends a net final dividend of 42.0 cents per share to be paid, subject to approval by shareholders at the annual general meeting, on Monday, 16 February 2004 to shareholders on the registers at the close of business on Friday, 23 January 2004. With the net interim dividend of 30.0 cents paid on 15 August 2003 this would make a total dividend for the year of 72.0 cents per share (2002 – 72.0 cents).

Business review and future developments

This summary directors' report should be read in conjunction with the narrative reports in this Annual Review, which together give a review of historic and likely future developments in the business of the Company and the principal trading operations of the Group. During the year the Company and the Group continued to focus on the mining, refining and sale of platinum group metals.

On 18 September 2003, the Company announced that it had signed a non-binding Memorandum of Understanding (the "MoU") with Impala Platinum Holdings Limited ("Impala") relating to the latter's holding of 27.1% of the share capitals of Eastern Platinum Limited and Western Platinum Limited, the Group's principal operating companies. The MoU contemplates the parties entering into binding arrangements, the effect of which will be that 9.1% of the two operating companies' share capital will be purchased by the Company for a net cash consideration of approximately $242 million, with the balance of 18.0% acquired by a new company jointly owned by the Company and Impala, Incwala Resources (Pty) Limited ("Incwala"), for a consideration of $531 million. The Company is committed to inject $116 million into Incwala by way of an equity contribution, and it is intended that Incwala will become controlled by Historically Disadvantaged South Africans as soon as practicable.

Ashanti Goldfields Company Limited ("Ashanti")

On 4 August 2003 the Company signed an undertaking in favour of AngloGold Limited ("AngloGold") pursuant to which the Company agreed to vote its holding of 36 million Ashanti shares (representing approximately 27.5% of that company's issued share capital) in favour of the proposed merger between AngloGold and Ashanti, which was on the basis of 26 AngloGold shares for every 100 Ashanti shares held.

Following a counter-bid from Randgold Resources Limited ("Randgold"), the merger terms offered by AngloGold were subsequently improved to 29 AngloGold shares for every 100 Ashanti shares held. On 15 October 2003 the Company gave an irrevocable undertaking to AngloGold not to have any discussions with Randgold, or to accept or support any proposal from Randgold unless that proposal included a fully underwritten cash alternative and the board of Ashanti determined it to be a superior proposal to that of AngloGold.

The subsequent revision of its merger terms by Randgold did not contain such a cash alternative, and on 27 October 2003 the board of Ashanti announced that it continued to recommend a merger with AngloGold. On 28 October 2003, the Government of Ghana announced that it supported the decision of the Ashanti board and would accept the offer in respect of its own shareholding in Ashanti (amounting to approximately 16.8% of the issued share capital).

Independence Gold Mining (Pvt) Limited ("Independence")

On 28 October 2002 the Group sold the entire issued share capital of Independence, which owns gold mining assets in Zimbabwe, to Pemberton International Investments Limited for a cash sum of $15.5 million, paid in full on completion.

Share capital

During the year, the Company allotted 59,225 ordinary shares of $1 each, for cash, following the exercise of options granted under the Company's employee share option schemes.

On 30 September 2003, the Company issued approximately $215.8 million of unsecured 3.75% Convertible Bonds, due 30 September 2008. The conversion price of these bonds will be $20.4023 (£12.3277) per share, equating to a 30% premium to the reference price on the date of issue. Full conversion of these bonds would necessitate the issue of approximately 10.58 million ordinary shares, equating to 7.5% of the current issued share capital.

Resolutions seeking shareholders' consent to the limited dis-application of the statutory pre-emption rights, and to make market purchases of the Company's shares, will be proposed at the forthcoming annual general meeting. Further details are set out in the circular accompanying this Annual Review.

Directors

The present Board of the Company and biographical details are set out on pages 26 and 27. Peter Ledger was appointed an executive director on 21 November 2002 and Michael Hartnall was appointed an independent non-executive director on 8 May 2003. Peter Harper retired as a non-executive director on 26 October 2002.

At the forthcoming annual general meeting Ian Farmer, Peter Godsoe and Roger Phillimore retire by rotation and Michael Hartnall retires having been appointed since the last annual general meeting. Being eligible, each offers himself for re-election. As noted in the summary directors' remuneration report on page 31, Mr Farmer has a service contract with the Company entitling him to 364 days' notice of termination. The other three retirees are independent non-executive directors. As such, they have no service contracts with the Company and are not entitled to any notice period.

No director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The directors' interests in the ordinary shares of the Company are set out in the Summary Directors' Remuneration Report on page 33.

Corporate governance

The Company complies, and has during the year to 30 September 2003 complied, with all the provisions of the Combined Code affecting companies. The Annual Report contains a statement giving a full explanation of how the Company applied the principles of the Combined Code during the year.

In July 2003 the Financial Reporting Council published a revised version of the Combined Code, which will apply to accounting periods of companies commencing on or after 1 November 2003. Whilst the new regulation would therefore strictly only apply to the Company's financial year commencing on 1 October 2004, the Board believes it to be advantageous to give due consideration to the new Combined Code at an early date. The directors are presently assessing how best to give effect to the recommendations contained in the new Combined Code.

Charitable and political donations

No political donations were made during the year. Charitable donations made by the Group during the year in the United Kingdom amounted to £3,112 ($4,943) (2002 – £62,105 ($91,546)). The Group also made contributions to social welfare causes in South Africa during the year amounting to R21.1 million ($2.7 million) (2002 R29.9 million ($2.8 million)). In addition the Company has granted a licence to the African Medical and Research Foundation United Kingdom (AMREF UK), a registered charity, to occupy temporarily spare offices at the Company's premises in London. Roger Phillimore is a non-executive member of the Council of Management of AMREF UK.

Annual General Meeting

The 2004 annual general meeting will be held at 11.00 am on Thursday, 5 February 2004 at The Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX. A separate circular containing the notice of meeting, together with an explanation of the items of special business, is enclosed with this Annual Review.

By order of the Board
25 November 2003
Rob Bellhouse
Company Secretary

The report below is a summary of the full report prepared by the remuneration committee and approved by the Board.

The remuneration committee

The remuneration committee comprises solely independent non-executive directors. Its principal functions are:

- to make recommendations to the Board on the Company's framework of executive remuneration;
- to determine individual remuneration packages within that framework for the executive directors and senior employees;
- to oversee the administration of the Company's share option schemes; and
- to review directors' expenses

all of which it carries out on behalf of the Board.

Current remuneration policy and practice

Non-executive directors The fees of the non-executive directors are determined by the Board, with the benefit of professional advice. The non-executive directors play no part in this decision. During the year the fees of the non-executive directors were reviewed by the Board with the benefit of professional advice, provided by Monks Partnership. The catalyst for the review was the increased, and increasing, responsibilities imposed on non-executive directors by the needs of good corporate governance, the Company's need to ensure that it can continue to attract and retain individuals of the highest calibre and the demands made on its non-executive directors resulting from the extent of strategic repositioning. The conclusion of the review was that fee levels were no longer adequate and accordingly an adjustment was made, as reflected in the table of remuneration below.

Executive directors The remuneration committee's objective is to provide the Company with a remuneration framework enabling it to attract, retain and motivate executive directors of the required quality, but without paying more than is necessary for this purpose. In setting the remuneration of individuals within this framework, the committee seeks to give the executive directors every encouragement to enhance the Company's performance whilst ensuring that they are fairly, but responsibly, rewarded for their individual contributions. The committee also monitors the elements and amounts of remuneration paid by comparable companies and takes account of relative performance.

Based on advice received from its consultants, the committee believes that the overall values of the remuneration packages of the executive directors are broadly comparable to those awarded by peer group companies. However, the analysis produced for the committee demonstrates that, relative to comparable companies, the current pay structures provide insufficient incentives by way of performance-related remuneration. The committee firmly believes that for the executive directors to succeed in delivering value to shareholders over the long-term, they need to be given a more material and clearly identifiable incentive element within their individual remuneration packages.

As a first step towards this more performance-related remuneration strategy, the committee introduced the opportunity for all executive directors, and selected senior managers, to earn an annual cash bonus during the year. Further details of this scheme are set out below. The annual general meeting of the Company in 2004 will be asked to approve a new incentive plan in which the executive directors will be eligible to participate. Further details of these proposals are set out in the circular containing the notice of annual general meeting circulated with this Annual Review. The committee believes that participation in these schemes and the annual cash bonus scheme should create a more meaningful performance-related element in each director's overall remuneration, and therefore enhance the focus on the creation of shareholder value over the longer term.

The committee is alert to the danger of paying more than is necessary, and intends to closely monitor both basic pay and total remuneration for executive directors and senior managers in light of individual and corporate performance, to ensure that the Company's reward structures remain appropriate.


Lonmin TSR
FTSE All Share Index
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03


Lonmin TSR
FTSE Mining Sector
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03

Source: Cazenove

Performance graphs

The primary role of the directors is to deliver value to shareholders, and it is against this backdrop that their remuneration must be assessed. The graphs above show the value, at 30 September 2003, of £100 invested in Lonmin's shares five years previously, compared with the current value of the same amount invested at the same date in the FTSE All Share Index and the FTSE Mining Sector. The Company is a constituent of both these indices, and the Board believes that these comparisons most fairly illustrate the Company's performance in delivering value to shareholders relative to both the market as a whole and its peers.

Service contracts and letters of appointment

The executive directors each have the benefit of a rolling contract terminable (other than for gross misconduct and certain other circumstances which may result in summary dismissal) on 364 days' prior written notice by either the Company or the individual. No director is contractually entitled to a payment in lieu of notice.

The non-executive directors are each appointed for a fixed period of three years, subject to the provisions of the Company's articles of association for retirement by rotation and for earlier cessation for any other reason. No compensation would be payable to non-executive directors for loss of office, save for any arrears of fees.

Directors' remuneration Director	Salary and fees £	Bonus £	Benefits in kind [1] £	Total for year to 30.9.03 £	Total for year to 30.9.02 £
Executive directors					
Edward Haslam	451,170	186,018	51,878	689,066	472,029
Ian Farmer	248,745	85,568	36,785	371,098	277,194
Peter Ledger [2]	200,002	71,730	26,465	298,197	–
John Robinson	281,190	96,729	23,057	400,976	295,054
Non-executive directors					
Sir John Craven	204,529	–	–	204,529	120,000
Peter Godsoe [3]	60,000	–	–	60,000	41,984
Peter Harper [4]	6,212	–	–	6,212	50,000
Michael Hartnall [5]	24,760	–	–	24,760	–
Sam Jonah [6]	50,000	–	–	50,000	50,000
Sir Alastair Morton	80,000	–	–	80,000	45,000
Roger Phillimore	107,442	–	–	107,442	60,000

Notes

1 Benefits in kind for the executive directors comprised the provision of a fully-expensed car, the provision of annual health checks and private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance. Mr Haslam also benefits from life assurance in excess of the Inland Revenue earnings cap, the cost of which is taxable as a benefit in kind and which is included in the table above.

2 Mr Ledger was appointed a director on 21 November 2002 and his remuneration disclosed above relates to the period of approximately ten months from then until the year-end.

3 Mr Godsoe was appointed a director on 29 November 2001. The comparator figure for the year to 30 September 2002 therefore relates to a period of approximately ten months.

4 Mr Harper retired on 26 October 2002.

5 Mr Hartnall was appointed a director on 8 May 2003 and his remuneration disclosed above relates to the period of approximately five months from then until the year-end.

6 The figures set out above for Dr Jonah are for the entire year under review and relate solely to his remuneration as a director of the Company which was in a non-executive capacity.

7 No director received any expense allowances or any compensation for loss of office during the year.

8 Although the Group's functional currency is US dollars, these figures are stated in sterling as the directors' emoluments are predominantly paid in this currency.

Annual cash bonuses

As part of its initiative to increase the proportion of performance-related incentive pay, during the year, the remuneration committee introduced an annual cash bonus scheme for the executive directors and key senior executives of the Company and Lonplats. The scheme enables the directors to earn a bonus of up to 40% of their basic pay (50% in the case of the chief executive) if the targets set within the scheme are met.

The committee examined different methods of evaluating corporate performance. The Company's financial results are heavily affected by the commodity pricing of the metals mined, refined and sold, and by the exchange rate of the currency in which our costs are incurred (the South African rand) against the US dollar. The combined effect of these two variables, over which the Company has no control, is that the profit and earnings per share figures are extremely volatile, and not predictable. For this reason, the committee concluded that it did not have a profit measure available to it that was sufficiently robust or capable of forward projection. Since the purpose of the annual bonus plan is to drive superior management performance over the short-term, it was decided to base the plan on those key measures that are capable of responding to management influence. The bonus for the executive directors comprises an operational and a strategic element, weighted 65%/35%.

Directors' ordinary share interests (all interests shown are beneficial)	Shares		Share options			
	30.9.03 and 25.11.03	1.10.02 (or later date of appointment)	30.9.03 and 25.11.03	30.9.03 and 25.11.03 Weighted average exercise price	1.10.02 (or later date of appointment)	1.10.02 (or later date of appointment) Weighted average exercise price
	Shares of \$1 each	Shares of \$1 each	Shares of \$1 each	Pence per share	Shares of \$1 each	Pence per share
Sir John Craven[1]	44,953	42,770	–	–	–	–
Ian Farmer	2,680	2,680	116,018	847.1190	89,018	818.3407
Peter Godsoe	3,360	3,360	–	–	–	–
Peter Harper[2]	–	15,597	–	–	–	–
Michael Hartnall[3]	–	–	–	–	–	–
Edward Haslam	18,030	18,030	140,018	835.9786	140,018	835.9786
Sam Jonah[4]	31,696	16,034	31,324	434.1664	46,986	414.4799
Peter Ledger[5]	39,640	39,640	105,170	829.8136	82,170	797.2070
Sir Alastair Morton	1,296	1,296	–	–	–	–
Roger Phillimore	2,636	2,508	–	–	–	–
John Robinson	7,722	7,631	121,986	805.9857	94,986	767.3234

Notes

1 Sir John Craven held 44,070 shares at 30 September 2003 but as at 25 November 2003 he held 44,953 shares as a result of the operation of the Company's DRIP.
2 Mr Harper retired as a director on 26 October 2002. There was no change in his share interests between 30 September 2002 and the date of his retirement.
3 The opening balance for Mr Hartnall relates to 8 May 2003, the date on which he was appointed a director.
4 On 1 July 2003, Dr Jonah exercised an option over 15,662 shares at a price of 375.1070p per share. The closing mid-market quote for the Company's shares on the date of exercise was 802.5p. Dr Jonah's notional pre-tax gain was therefore £66,938, although he has retained the shares issued to him on exercise of the option.
5 The opening balance for Mr Ledger relates to 21 November 2002, the date on which he was appointed a director. His share interests include 39,640 shares held by him in The Lonmin Plc Employee Share Trust, as part of the operation of the Lonmin Plc Share Plan. Subject to Mr Ledger remaining in the employment of the Group, 40% and 60% of these will pass into his ultimate ownership on 1 January 2005 and 1 January 2007 respectively. The trust holds an additional 306,360 shares for other key managers of Lonplats, and Mr Ledger has a non-beneficial interest in those shares.
6 On 30 September 2003 options were granted to Mr Farmer, Mr Ledger and Mr Robinson over 27,000, 23,000 and 27,000 shares respectively at an exercise price of 942p per share. These options are included in the table.
7 Full details of the directors' shareholdings and share options are contained in the Company's register of directors' interests.

Shares and share option schemes

The purpose of the schemes is to provide directors and employees with an incentive to deliver value to shareholders and, by exercising their options, to benefit directly from their contribution to furthering the interests of the Group. Since 1994, this has been achieved by making the exercise of options by all participants subject to stretching but realistic performance conditions relating to the delivery of value to shareholders, which must be met before the option can be exercised. The directors' interests in the shares of, and options over the shares of, the Company are as shown in the table above.

The closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 933p on 30 September 2003, and the price ranged between 661.5p and 999.5p during the financial year. No options have been granted to non-executive directors, although Dr Jonah retains the right to exercise the options granted to him during his period of executive service.

Pensions

Edward Haslam, Ian Farmer and John Robinson are members of the Lonmin Superannuation Scheme, a UK contributory final salary scheme established as a trust independent of the Company which provides benefits for all UK employees of Lonmin Plc. The Inland Revenue earnings cap, which restricts both pension and life assurance benefits for higher paid employees who became members on or after 1 June 1989 applies to Edward Haslam and as a consequence he also benefits from an unfunded retirement benefit scheme.

Peter Ledger is a member of the Sentinel Mining Industry Retirement Fund, an industry-wide defined contribution plan established in South Africa.

No element of any director's remuneration other than basic salary is pensionable.

Future remuneration philosophy, policy and practice

During the year the remuneration committee has, with the assistance of Monks Partnership, undertaken a full review of the make-up of, and balance between elements within, the executive directors' remuneration. It has also assessed the likely needs of the Group in future years and identified a peer group against which it may be competing for the recruitment of executive directors and senior managers. The committee believes that a greater proportion of performance-related remuneration is required in future if its directors are to achieve the levels of medium and long-term out-performance that the Board's strategic vision requires.

The review identified a number of areas where the Company would be unable to compete with its peers when developing remuneration packages for individual directors. In addition, it identified that the current packages fail adequately to align directors' interests with those of shareholders over the medium and longer term. The committee believes that by incentivising the directors more heavily than at present, it will help achieve the stretching goals that the Board has set and therefore deliver value to shareholders. It is the committee's intention that in future a significant proportion of total reward will be linked to the achievement of demanding performance targets directly relating to the delivery of value to shareholders.

The committee's policy is built on the following principles:

- that base pay should not be excessive, and should therefore be at around median market levels, but that upper quartile performance should lead to potential upper quartile total reward;
- that total reward should be capable of reaching top quartile levels, but such that a significant proportion of pay is "at risk";
- that incentive reward must only be earned through achievement of demanding performance conditions, set in a manner consistent with shareholders' interests over all time periods;
- that the incentive plans, performance conditions and levels at which payment is triggered should be structured in a way that can be sustained throughout the economic cycle;
- that the design of the incentive plans must not engender management actions that could expose the shareholders to undue risk; and
- that accountability and transparency can be maintained and demonstrated at all times.

The committee has proposed, and the Board has endorsed, a future remuneration strategy based on a blend of some, or all, of:

- basic pay;
- benefits in kind;
- an opportunity to earn an annual cash bonus;
- the award of shares under the Company's executive share option schemes and/or the proposed long-term incentive plan;
- participation in a deferred annual bonus plan (comprising part of the proposed incentive plan); and
- membership of an occupational pension scheme.

The proposed Shareholder Value Incentive Plan comprises new arrangements for the Company. Full details of this, the adoption of which requires shareholder approval, are set out in the circular to shareholders containing the notice of annual general meeting enclosed with this Annual Review. The Company has discussed these proposals with its major shareholders, and appropriate institutional bodies such as the Association of British Insurers, and taken note of their comments and views wherever possible.

Ultimately, the committee believes that the most powerful way of ensuring that the actions of the directors are best aligned with shareholders' interests is for the directors to build up and retain personally significant holdings of the Company's shares.
As a matter of policy, the Board expects all directors to acquire an interest in the Company's shares, over the five years to 30 September 2008, equal in value to 100% of their basic pay (or, in the case of non-executive directors, fees), and 150% in the case of the chief executive. In this way, shareholder value becomes a paramount principle underlying all Board decisions, since real personal wealth will be at stake. Failure to achieve these targets may result in exclusion from participation in some or all of the incentive schemes that the Company operates.

This report was approved by the Board on 25 November 2003.

Roger Phillimore
Chairman, remuneration committee

STATEMENT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF LONMIN PLC

Pursuant to section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 38 and 39, comprising the summarised consolidated profit and loss account, balance sheet and cash flow.

This statement is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full Annual Accounts describes the basis of our audit opinion on those Accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the Annual Accounts and Directors' Report and the Directors' Remuneration Report of Lonmin Plc for the year ended 30 September 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
25 November 2003

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the 2002 financial statements.

Analysis of results

Profit and loss account Turnover increased by 12% to $779 million in the year ended 30 September 2003 representing a reduction of $55 million from the gold mining operations in Zimbabwe which were sold in October 2002 offset by an increase of $137 million arising from the platinum operations in South Africa. The latter arose from a higher average price realised for the basket of metals sold of 7% against that achieved last year together with a growth in sales of PGM's. Costs in US dollars were higher than in 2002 due to a combination of the strengthening in the South African rand average exchange rate of 26% during the year and higher smelting costs following the explosion of the new smelter in December 2002. The effect on the profit and loss account has, however, been mitigated by higher levels of closing stocks at 30 September 2003 as a result of increased production from the opencast operations and higher levels of finished metal and concentrate stocks. EBITDA amounted to $344 million for the year (2002 – $372 million) and profit before tax was $291 million (2002 – $332 million).

Exceptional items in the year included a profit of $24 million on the sale of Brakspruit surface and mineral rights in South Africa which were sold in March 2003 and a loss on the sale of the Zimbabwe gold mining operations of $2 million in October 2002.

The tax charge for 2003 was $183 million compared with $75 million in 2002. $85 million of exchange losses were included in the 2003 tax charge against $48 million of exchange profits in 2002. The effective tax rate, excluding all exchange effects and a tax charge on the Brakspruit exceptional item of $3 million, was 35% compared with 37% last year.

Attributable profit fell to $74 million for the 2003 year from $185 million in 2002. Earnings per share were 52.5 cents based on a weighted average number of shares outstanding of 141 million compared with 121.5 cents for 2002 based on a weighted average number of shares outstanding of 152 million. Excluding net exceptional items of $13 million, earnings per share were 43.3 cents. Underlying earnings per share, which are based on the attributable profit for the year excluding exceptional items and exchange on tax balances, were 87.2 cents compared with 98.5 cents for 2002.

Balance sheet Equity interests were $648 million at 30 September 2003 compared with $675 million at 30 September 2002 reflecting the attributable profit of $74 million earned in the year offset by dividends declared of $42 million and $59 million for the interim and final dividends respectively. Net borrowings amounted to $197 million at 30 September 2003 compared with $155 million at 30 September 2002 and included $215.8 million of US dollar 3.75% convertible bonds due 2008 raised to refinance existing debt in London and for general corporate purposes. Gearing at 30 September 2003 amounted to 30% on equity interests and 23% on equity and minority interests (30 September 2002 – 23% on equity interests and 18% on equity and minority interests). Stock amounted to $100 million at 30 September 2003 compared with $41 million at 30 September 2002 as a result of increased finished metal and concentrate stocks.

Cash flow Net cash inflow from operating activities was $296 million during 2003, an 18% decrease on last year's figure of $359 million. The reduction arose from the lower profitability achieved during the year together with an increase in working capital mainly due to the higher stock levels at 30 September 2003. After interest and finance costs of $12 million and tax payments of $57 million, trading cash flow amounted to $227 million in 2003 against $181 million in 2002, with trading cash flow per share of 161.0 cents in 2003 against 118.9 cents in 2002.

Capital expenditure of $161 million was incurred during the year and sales of fixed assets represented the sale proceeds of $25 million received on the sale of Brakspruit during March 2003. After minority dividends paid of $23 million, free cash flow was $68 million and free cash flow per share was 48.2 cents (2002 – a negative 4.6 cents). Financial investment, acquisitions and disposals mainly represented the net sale proceeds received on the disposal of the Zimbabwe gold mining operations. After accounting for equity dividends paid of $101 million, the cash outflow was $23 million during 2003 and net borrowings amounted to $197 million at 30 September 2003.

Dividends The Board recommends a final dividend of 42.0 cents (2002 – 42.0 cents) making total dividends for the year of 72.0 cents (2002 – 72.0 cents). This represents a cover of 0.7 times on earnings (2002 – 1.7 times). On an underlying earnings basis, this represents a cover of 1.2 times compared with 1.4 times in 2002.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September

	2003 $ m	2002 $ m
Turnover	**779**	697
EBITDA[2]	**344**	372
Depreciation	**(46)**	(39)
Group operating profit	**298**	333
Share of associate's operating loss	**(1)**	(2)
Total operating profit	**297**	331
Profit on sale of fixed assets	**24**	–
Loss on sale or termination of operations	**(2)**	–
Profit before net interest (payable)/receivable and similar items	**319**	331
Net interest (payable)/receivable and similar items	**(28)**	1
Profit before taxation	**291**	332
Taxation	**(183)**	(75)
Profit after taxation	**108**	257
Minority equity interest	**(34)**	(72)
Profit for the year	**74**	185
Dividends	**(101)**	(101)
Retained (loss)/profit for the year	**(27)**	84
Earnings per share	**52.5¢**	121.5¢
Diluted earnings per share	**52.3¢**	121.0¢
Dividends per share	**72.0¢**	72.0¢
Financial ratios		
Tax rate[3]	**35%**	37%
Net debt to EBITDA	**0.6 times**	0.4 times

Notes

1 The results for both years relate to continuing operations.
2 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
3 The tax rate has been calculated excluding exceptional items and exchange.

The summary financial statement on pages 37 to 39 was approved by the Board of Directors on 25 November 2003 and was signed on its behalf by:

Sir John Craven Chairman
J N Robinson Finance Director

SUMMARY CONSOLIDATED BALANCE SHEET

As at 30 September

	2003 $ m	2002 $ m
Fixed assets	**1,275**	1,181
Current assets	**328**	182
Creditors: amounts falling due within one year	**(249)**	(188)
Net current assets /(liabilities)	**79**	(6)
Total assets less current liabilities	**1,354**	1,175
Creditors: amounts falling due after more than one year	**(215)**	(135)
Provisions for liabilities and charges	**(277)**	(160)
	862	880
Equity interests	**648**	675
Minority equity interest	**214**	205
	862	880
Net borrowings	**197**	155

SUMMARY CONSOLIDATED CASH FLOW

For the year ended 30 September

	2003 $ m	2002 $ m
Net cash inflow from operating activities	**296**	359
Interest and finance costs	**(12)**	3
Tax	**(57)**	(181)
Trading cash flow	**227**	181
Capital expenditure – purchases	**(161)**	(152)
– sales	**25**	-
Minority dividends	**(23)**	(36)
Free cash flow	**68**	(7)
Financial investment, acquisitions and disposals	**10**	(78)
Shares – issued	**-**	3
– bought back	**-**	(128)
Capital return	**-**	(360)
Equity dividends paid	**(101)**	(109)
Cash outflow	**(23)**	(679)
Opening net (borrowings)/cash	**(155)**	523
Exchange	**(19)**	1
Closing net (borrowings)	**(197)**	(155)
Trading cash flow per share	**161.0¢**	118.9¢
Free cash flow per share	**48.2¢**	(4.6)¢

LONMIN PLC CORPORATE INFORMATION

Registered office
4 Grosvenor Place
London
SW1X 7YL
Registered in England
Number: 103002
Telephone 020 7201 6000
Fax 020 7201 6100
Email contact@lonmin.com
Web www.lonmin.com

South African office
Lonmin Platinum
Northdowns
17 Georgian Crescent
Bryanston East 2152
Johannesburg
South Africa
(PO Box 98811, Sloane Park 2152, Johannesburg, South Africa)
Telephone +27 11 516 1300
Fax +27 11 516 1310

Management team
South Africa
Brian Abbott
Finance Director
Tony Reilly
Corporate Affairs
Stompie Shiels
Mining
Geoff Fenner
Strategic Services
Eddie Facculyn-Goushé
Mining Services
Alan Keeley
Smelting and Refining
Albert Jamieson
Business Development

London
Rob Bellhouse
Company Secretary
Amanda Bradshaw
Group Financial Controller
Chris Davies
Group Technical Director
Fraser King
Divisional Director: Marketing
Teresa Heritage
Assistant Secretary /Investor Relations Manager
Gary Twinn
Group IT Manager

Auditors – External
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Auditors – Internal
Ernst & Young
20th Floor
320 West Street
Durban 4000
South Africa

Stockbrokers
Cazenove & Co. Ltd

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone 01903 502541
Fax 01903 833371

Computershare Limited
70 Marshall Street
Johannesburg 2001
South Africa
(PO Box 61051, Marshalltown 2107, South Africa)
Telephone +27 11 370 5000
Fax +27 11 370 5271/2

Principal group bankers
Lloyds TSB Bank Plc
Standard Chartered Bank
Standard Bank

American depositary receipts (ADR)

The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as a Depositary. Each ADR represents one (1) Ordinary share of the Company. The ADR's trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries may be addressed to:
The Bank of New York, ADR Shareholder Inquiries Department, PO Box 11258, Church Street Station, New York, NY 10286–1258
Telephone 1-888-BNY-ADRS (toll free) or 1-610312-5315 (for calls from outside the US)

Analysis of ordinary shareholdings at 21 November 2003

	Number of holdings	Shares held	% of total shares
Category of shareholder			
Individuals	19,309	9,403,683	6.66
Banks, corporate bodies	1,856	131,634,477	93.34
Size of holding			
1–500	15,120	2,560,911	1.82
501–1,000	2,923	2,059,561	1.46
1,001–5,000	2,424	4,546,160	3.22
5,001–20,000	337	3,209,074	2.28
20,001–50,000	121	3,709,956	2.63
50,001–100,000	90	6,364,496	4.51
100,001–200,000	51	7,548,203	5.35
200,001 and over	99	111,039,799[1]	78.73
Total	**21,165**	**141,038,160**	

Note
1 This figure includes the Branch Register holding of 3,142,544 shares.

Currency of Dividends The Company's dividends are declared in US dollars. The final dividend for the year ended 30 September 2003 will be paid in sterling to UK shareholders (unless they elect to receive US dollars) calculated at the US dollar to sterling exchange rate on Friday, 23 January 2004; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on Friday, 9 January 2004; and in dollars to all other shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 1700 hours on Friday, 23 January 2004.

Dividend payment by BACS The Company can pay United Kingdom registered shareholders' dividends direct to a bank or building society account using the Bankers' Automated Clearing Service (BACS). This means that dividends will normally be in shareholders' accounts on the same day as the payment is made. The tax vouchers will be posted to shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact Lloyds TSB Registrars.

Transcontinental Automated Payment System (TAPS) The Company now offers to non-United Kingdom resident shareholders, the opportunity to have their dividends paid in a local currency straight into their local bank account. This has been made possible due to an arrangement between the Company's Registrars, Lloyds TSB, and the Bank of Scotland by using the bank's TAPS service. This is an electronic facility which enable dividends to be converted into local currency on the first working day after the dividend payment date and for the converted amount to be paid into a local bank account within an average of five working days. There is a nominal charge for the service. All eligible shareholders are sent information on the TAPS facility, alternatively shareholders may contact Lloyds TSB Registrars for more information.

Taxation of Dividends Information on the tax treatment of UK dividends is given on the tax vouchers sent to shareholders.

Capital Gains Tax For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.498% for Lonmin Plc and 19.502% for Lonrho Africa Plc.

The Company's capital reduction was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax UK shareholders should apportion 13.3355% of the base cost of their original shareholding to the capital reduction and the balance to their new holding of ordinary shares of $1 each.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.915 pence (as adjusted for subsequent capitalisation issues), and 155.66 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.303 pence as adjusted for the demerger of Lonrho Africa Plc on 7 May 1998.

Dividend Reinvestment Plan A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 23 January 2004, being the record date for the recommended final dividend, may participate in the plan in respect of that dividend provided their application forms are received by Monday, 2 February 2004. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 18 July 2003 and are being sent to those who are newly entered on the registers between then and 23 January 2004. Further copies are available from the Registrars.

Lonmin Corporate Individual Savings Accounts (ISAs) Carr Sheppards Crosthwaite offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum currently of £7,000 annually in cash for a maxi ISA (or £3,000 for a mini ISA), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

Shareholder Information There is now a range of shareholder information online. Shareholders on the principal register maintained by Lloyds TSB Registrars can check their shareholdings and find practical help on transferring shares or updating their details at www.shareview.co.uk. Up-to-date information on the Company is contained in the Company's website at www.lonmin.com.

PLATINUM OPERATING STATISTICS – FIVE YEAR REVIEW

For the year ended 30 September

			2003	2002	2001	2000	1999
Development included in working costs		(metres)	**202,320.5**	205,153.2	189,352.9	159,685.6	152,149.0
Capital development including shaft sinking		(metres)	**28,660.2**	33,036.5	30,450.3	44,109.7	38,967.2
Centares mined underground ex stopes		(000)	**2,154**	2,158	1,956	1,943	1,873
Centares mined underground ex development		(000)	**265**	272	237	223	217
Total centares mined underground		(000)	**2,419**	2,430	2,193	2,166	2,090
Total tons milled (excluding slag)		(000)	**14,208**	11,260	10,520	9,734	9,069
Total tons mined		(000)	**14,330**	12,346	10,111	9,858	9,355
UG2 to Merensky Ratio		(%)	**81.6**	78.3	77.1	76.0	76.7
Noble metals in matte		(kg)	**54,295**	46,557	44,163	40,810	39,163
Yield into matte		(g/t)	**3.83**	4.13	4.20	4.19	4.32
Refined production of (i)	– Platinum	(oz)	**932,867**	757,451	716,697	659,770	609,538
	– Palladium	(oz)	**417,418**	350,792	323,725	293,274	280,832
	– Gold	(oz)	**17,617**	17,224	16,779	15,665	15,299
	– Rhodium	(oz)	**140,514**	113,549	101,881	88,797	85,140
	– Ruthenium	(oz)	**208,827**	194,798	168,363	151,496	147,481
	– Iridium	(oz)	**38,823**	33,711	29,856	26,499	24,719
	– Total PGM's	(oz)	**1,757,757**	1,467,525	1,357,301	1,235,501	1,163,009
Capital expenditure		(R millions)	**1,293.6**	1,558.2	936.5	768.2	362.2
Exchange rate as at year end		(R/$)	**6.9650**	10.5385	8.7687	7.2300	6.0420
Average exchange rate		(R/$)	**7.8844**	10.6516	8.0083	6.6027	6.0506
Average price received	– Platinum	(R)	**5,053**	5,357	4,411	3,400	2,102
		($)	**645**	501	544	504	347
	– Palladium	(R)	**1,698**	3,759	5,404	3,645	1,921
		($)	**212**	351	670	540	317
	– Rhodium	(R)	**4,201**	9,123	13,813	11,475	4,879
		($)	**529**	850	1,703	1,684	806
Basket price of metals		($/kg)	**14,618**	13,662	18,652	N/C	N/C
Cash cost per refined ounce of PGM (including royalties)		(R)	**2,001**	1,810	1,627	1,426	1,325
		($)	**254**	171	201	216	218
Cash cost per refined ounce of PGM (excluding royalties)							
	– Total	(R)	**1,996**	1,780	1,594	1,416	1,325
		($)	**254**	168	197	214	218
	– Underground	(R)	**2,022**	1,776	N/C	N/C	N/C
	– Open Cast	(R)	**1,801**	2,726	N/C	N/C	N/C
Total complement in service (including capital projects and hired services) – average			**25,822**	24,565	20,915	18,972	17,747
Total employees in service (excluding capital projects) – average			**20,273**	19,565	18,411	16,853	16,344
Total contractors in service – average			**5,549**	5,000	2,504	2,119	1,403
Total employees at work – average			**18,529**	17,549	15,189	13,462	13,207
Tons milled per total employees at work			**63.9**	53.5	58.0	60.3	57.2
Square metres per total employees at work			**11.0**	11.5	12.0	13.4	13.2

Note

(i) The statistics for 2003 include refined production of metals sold in concentrate form and slag sales of:

Platinum 79,000 ounces
Palladium 36,400 ounces
Rhodium 10,400 ounces

FIVE YEAR FINANCIAL RECORD

For the year ended 30 September

	2003 $ m	2002 $ m	2001 $ m	2000 $ m	1999 $ m
Turnover	**779**	697	866	951	896
Total operating profit	**297**	331	490	384	218
Profit before exceptional items	**269**	332	523	395	190
Profit before taxation	**291**	332	523	414	188
Profit for the year before exceptional items	**61**	185	274	220	130
Profit for the year	**74**	185	274	238	130
Cost of dividend (net)	**101**	101	110	90	46
Fixed assets	**1,275**	1,181	997	916	1,300
Net current assets/(liabilities)	**79**	(6)	404	333	44
Total assets less current liabilities	**1,354**	1,175	1,401	1,249	1,344
Equity interests	**648**	675	1,077	926	733
Net (borrowings)/cash and deposits	**(197)**	(155)	523	422	(197)
Earnings per share (cents)	**52.5**	121.5	153.7	144.7	81.5
Dividends per share (cents)	**72.0**	72.0	64.0	50.0	29.1
Trading cash flow per share (cents)	**161.0**	118.9	242.9	200.0	118.0
Free cash flow per share (cents)	**48.2**	(4.6)	129.0	105.2	30.8
Equity interests per share (cents)	**459**	479	607	521	459

Notes

1 The 2000 figures have been restated for deferred tax.

2 Ashanti is consolidated as a fixed asset investment from 2000 onwards and as an associate in previous years.

GLOSSARY OF TERMS

BEE
Black Economic Empowerment.
Casualty rate
The number of fatal and reportable accident cases expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Centare
One square metre.
Converter matte
The product from the smelter containing noble and base metals, emanating from furnace through converter operations.
Cost per refined ounce of platinum net of by-product revenue
Calculated as on-mine and refining costs less the revenue earned from all other metals divided by refined production of platinum. This statistic is for benchmarking purposes only and is not the true cost to the Company of a refined ounce of platinum.
Cash cost per refined oz PGMs + Gold
Calculated as the on-mine, refining, services costs and royalty payments, management fees and commissions paid divided by the total PGMs and gold. This is a good measure of the Company's operating performance.
Fatality rate
The number of fatal accident victims expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Grade
The value, expressed in grammes per tonne of reef of the contained PGMs plus gold.
gt
Grammes per metric tonne.
HDSA's
Historically Disadvantaged South Africans.
kg
One kilogram, being 32.151 troy ounces.
Lonplats
Lonmin Platinum.
Measured mineral resource
That portion of a mineral resource for which tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes or mine workings, supported where appropriate by other exploration techniques. The physical character, size, shape, quality and mineral contents are established with a high degree of certainty.
MF2/MF3 (Mill Float)
This is a concentrator configuration where there are two (or three) milling and flotation circuits in series. Each of the milling circuits is followed by a flotation circuit.
Merensky reef (MRK)
Platiniferous pyroxenite layer, containing economic grades of PGMs.
Noble metals
Platinum group metals and gold.
On-mine costs
Those process costs incurred in the production of realisable metals.
OPMS
Other precious metals: rhodium, ruthenium and iridium.
Ounce/Tr.oz/oz
A troy ounce, being 31.104 grams.
PGMs/Platinum Group Metals
Platinum, palladium, rhodium, ruthenium and iridium.
Probable mineral reserve
Portion of measured and/or indicated resource, as defined, on which sufficient technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of determination and under specified economic conditions.
Proven mineral reserve
Portion of measured mineral resource, as defined, on which detailed technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.
Stope/stoping
Underground excavations to effect the extraction of reef/mineral reserves.
Toll treatment
The processing of ore or concentrates to final saleable metals on behalf of a third party or which are purchased from that party for such processing.
Tonne/mt/t
Metric tonne, being 1,000 kilograms.
Troy ounce
31.104 grams.
tpm
Tonnes per month.
UG2 reef (UG2)
Upper Group 2 platiniferous chromitite layer, containing economic grades of PGMs.

Important Note This Annual Review, which is sent to all shareholders, contains a Summary Financial Statement and the Summary Remuneration Report rather than the full Financial Statements and Remuneration Report. Accordingly, it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Lonmin Group as can be obtained by reading this Annual Review in conjunction with a separate document entitled Lonmin Plc Annual Report 2003, which may be obtained free of charge, from the Company's Registrars listed on page 40. The Annual Review and the Annual Report together comprise the full Annual Report and Accounts. Shareholders wishing to receive the full Annual Report and Accounts for all future years should inform the relevant Registrar in writing at the address listed. Information about Lonmin is available on the Group's website www.lonmin.com, where this and other Lonmin publications may be downloaded in their entirety. A webcast of the 2003 results is also available.

Lonmin Plc is grateful to Johnson Matthey for statistical information for the Lonmin Plc Annual Review 2003.

Designed by SAS.
Photography by Andreas Vlachakis and Graeme Williams.

Printed on Consort Royal environmentally-friendly paper using water-based inks by Pillans and Waddies, who are accredited under ISO 14001.



4 Grosvenor Place
London SW1X 7YL